
FREEPORT-MCMORAN
COPPER & GOLD
12027036
CONNECTING THE FUTURE®
2011 Annual Report

FREEPORT-McMoRan COPPER & GOLD INC.

Freeport-McMoRan Copper & Gold Inc. (FCX) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable reserves of copper, gold and molybdenum. FCX has a dynamic portfolio of operating, expansion and growth projects in the copper industry and is the world's largest producer of molybdenum.

FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, the world's largest copper and gold mine in terms of recoverable reserves; significant mining operations in the Americas, including the large-scale Morenci minerals district in North America and the Cerro Verde and El Abra operations in South America; and the Tenke Fungurume minerals district in the Democratic Republic of Congo. Additional information about FCX is available on FCX's website at www.fcx.com.

SUMMARY FINANCIAL HIGHLIGHTS

Years Ended December 31,	2011	2010	2009	2008	2007
(In Millions, Except Per Share Amounts)					
Revenues	$ 20,880	$ 18,982	$ 15,040	$ 17,796	$ 16,939
Operating income (loss)	9,140	9,068	6,503	(12,710)+	6,555
Operating cash flows	6,620	6,273	4,397	3,370	6,225
Capital expenditures	2,534	1,412	1,587	2,708	1,755
Net income (loss) attributable to FCX common stockholders	4,560	4,273	2,527	(11,341)+	2,769
Diluted net income (loss) per common share	4.78	4.57	2.93	(14.86)+	3.75
Dividends declared per common share	1.50	1.125	0.075	0.6875	0.6875
At December 31:					
Cash and cash equivalents	4,822	3,738	2,656	872	1,626
Total assets	32,070	29,386	25,996	23,353	40,661
Total debt, including current portion	3,537	4,755	6,346	7,351	7,211
Total FCX stockholders' equity	15,642	12,504	9,119	5,773	18,234

+ *Includes charges totaling $17.7 billion ($13.2 billion to net loss attributable to FCX common stockholders or $17.23 per share) associated with asset impairment, lower of cost or market inventory adjustments, restructuring and other charges.*

Note: *All reference to shares of common stock and per share amounts in this annual report have been retroactively adjusted to reflect the February 1, 2011, two-for-one stock split, unless otherwise noted.*


Revenue
$ in billions
25.0
20.0
15.0
10.0
5.0
2011
2010


Net Income
$ in billions
5.0
4.0
3.0
2.0
1.0
2011
2010


Operating Cash Flow
$ in billions
8.0
6.0
4.0
2.0
2011
2010


Year End Cash Balance
$ in billions
5.0
4.0
3.0
2.0
1.0
2011
2010

FREEPORT-McMoRan COPPER & GOLD INC. PROVIDES THE METALS THAT WIRE THE WORLD, BUILD AND STRENGTHEN INFRASTRUCTURE AND DRIVE ECONOMIES. THESE METALS, ESPECIALLY COPPER, ARE ESSENTIAL TO OUR DAILY LIVES TODAY; AND FOR SUSTAINABLE TECHNOLOGY AND PRODUCTS THAT ARE MOVING SOCIETIES TOWARD A CLEANER, HEALTHIER AND PRODUCTIVE TOMORROW; CONNECTING THE FUTURE.



Communications
GLOBAL CONNECTIVITY
INFORMATION TECHNOLOGY
HIGH-SPEED DIGITAL TRANSMISSION
WIRELESS INFRASTRUCTURE
Infrastructure
HIGH-SPEED RAIL
CONSTRUCTION
ELECTRIFICATION
CLEAN WATER DISTRIBUTION
Technology
MEDICAL SCIENCE
ENERGY EFFICIENCY
ANTI-MICROBIAL COPPER
ALTERNATIVE ENERGY
HYBRID / ELECTRIC VEHICLES

TABLE OF CONTENTS

On the cover: The copper bands in the image were produced at our Bayway Specialty Products Operations in Elizabeth, New Jersey

To Our Shareholders

As we write this letter, we are approaching the five-year mark since our 2007 acquisition of Phelps Dodge. The strategy of creating a geographically diverse global mining leader with long-lived and high-quality mineral assets has provided our shareholders with many benefits. In the five years since the acquisition, we have generated large amounts of operating cash flows, repaid the acquisition debt, commissioned new mines, expanded our long-lived reserve and resource base, and positioned the company for future growth to provide shareholders with continuing benefits in the years to come. We have also built a strong global organization with unwavering commitments to safety performance, support for communities where we live and work, excellence in environmental management and a sharp focus on building long-term values for our many stakeholders. As we reflect on our past successes, we remain diligent in addressing the challenges we face each day and confident in our team's ability to achieve our goals.


Estimated Incremental Copper from Advanced Stage Projects
approximately
975 million lbs
600 Cerro Verde
225 Morenci
150 Tenke Fungurume



AS A GLOBAL MINING LEADER WITH LONG-LIVED, GEOGRAPHICALLY DIVERSE RESERVES OF COPPER, GOLD AND MOLYBDENUM, WE ARE CONNECTING THE FUTURE FOR OUR SHAREHOLDERS, EMPLOYEES AND LOCAL COMMUNITIES.

Photo: Cerro Verde Mine, Peru

This year's annual report theme, "Connecting the Future," signifies the role of Freeport-McMoRan Copper & Gold Inc. in supplying vital metals to the world's economies. Copper has been an essential material to mankind for thousands of years. Its properties of conductivity, malleability and connectivity have made copper a critical component of the breakthroughs that have advanced societies. The generation and transmission of electricity, our means of communications and transportation, and the infrastructure that surrounds us all depend on the metals we produce. As we look to the future, copper will continue to be key in these basic uses while contributing significantly to new technologies for energy efficiencies, advancing communications and enhancing public health. Our position as one of the industry's largest producers, with an attractive portfolio of long-lived assets and a growing production profile, will enable us to play an increasing role in supplying the materials necessary to sustain and expand the world's economies and in "Connecting the Future."

We achieved record financial performance during 2011 — our second consecutive year of record results. In the second half of the year, we faced a challenging labor situation at our Grasberg mine — the first work stoppage of its kind in our more than 40-year operating history in Papua, Indonesia. Despite the resulting shortfall in production, our global operations performed well, culminating in our strong results.

The markets for our products — copper, gold and molybdenum — are currently strong and their outlook is positive. While we may encounter volatile conditions in 2012, the long-term fundamentals for our markets, particularly for copper, are very favorable. Copper markets have been relatively tight in recent years, driven by strong demand from China and other emerging economies and by supply limitations. We cannot predict future prices, but it will be challenging for mine supply to keep pace with rising demand trends. Market fundamentals support long-term copper prices, enhance the prospective values of our assets and cause growth prospects to be highly attractive.



WE ARE WELL POSITIONED WITH EXISTING PRODUCTION CAPACITY, LONG-LIVED RESERVES AND EXPANSION OPPORTUNITIES AT OUR EXISTING MINES, AND GROWTH OPPORTUNITIES TO BUILD VALUE FOR OUR SHAREHOLDERS.

Photo: Trolley wire, Bayway Operations, New Jersey

Our financial position is very strong. We ended the year with significantly more cash than debt. In February 2012, we completed a highly attractive debt refinancing that will reduce our interest costs significantly. Our strong financial position has enabled our Board of Directors to provide increased cash returns to our shareholders. During 2011, we paid $1.50 per share in dividends, including an annual common stock dividend of $1.00 per share and a $0.50 per share supplemental common stock dividend. In early 2012, our Board of Directors increased our annual common stock dividend to $1.25 per share. Our strong financial position enables us to maintain an attractive credit profile, support our operations, provide flexibility for financially attractive investments and provide attractive returns to our shareholders.

During 2012, the safety of our workforce will remain our number one priority. We are positive about our plans to advance our projects for future growth, expand our resource base through our exploration programs and achieve continued success with our aggressive cost management efforts. Many years of planning, hard work and execution are required in advancing our development projects to become productive operations. The success we are accomplishing with our projects will further enhance our large-scale operating base and enable us to continue our strong leadership position in "Connecting the Future."

The talent and dedication of our employees are critical to our success and we value and appreciate our global team's many contributions over the years. We also thank members of our Board of Directors and our Advisory Directors for their advice, guidance and support.

We look forward to reporting our progress to you throughout the year.

Respectfully yours,

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and
Chief Executive Officer





March 16, 2012


GLOBAL CONNECTIVITY
HIGH-SPEED DIGITAL TRANSMISSION
INFORMATION TECHNOLOGY
Communications
WIRELESS INFRASTRUCTURE

COPPER HAS BEEN AT THE CENTER OF COMMUNICATIONS BREAKTHROUGHS THROUGHOUT HUMAN HISTORY, FROM THE TELEPHONE TO HIGH-SPEED COMPUTER APPLICATIONS, SATELLITE TECHNOLOGY AND EVEN WIRELESS COMMUNICATIONS.




HIGH-SPEED RAIL
CONSTRUCTION
ELECTRIFICATION
Infrastructure
CLEAN WATER DISTRIBUTION



COPPER IS THE BACKBONE OF CONSTRUCTION: A CRITICAL METAL FOR WIRE, PLUMBING AND HARDWARE. IT IS THE BEST CONDUCTOR OF ELECTRICITY AND HEAT, VITAL TO ENERGY EFFICIENCY.


Technology
MEDICAL SCIENCE
ENERGY EFFICIENCY
ANTI-MICROBIAL COPPER
ALTERNATIVE ENERGY
HYBRID / ELECTRIC VEHICLES

MAN'S OLDEST METAL, COPPER, REMAINS AT THE HEART OF EMERGING TECHNOLOGY FOR THE FUTURE. RENEWABLE AND ALTERNATIVE ENERGY APPLICATIONS, MEDICAL SCIENCE RESEARCH, AND HYBRID AND ELECTRIC AUTOMOBILE DEVELOPMENT DEPEND ON THE RED METAL.




Morenci, Arizona
Sierrita, Arizona
Bagdad, Arizona
Safford, Arizona
Miami, Arizona
Henderson, Colorado
Climax, Colorado
Tyrone, New Mexico
Chino, New Mexico
Copper (Cu)
Gold (Au)
Molybdenum (Mo)
Cobalt (Co)
Cerro Verde, Peru
El Abra, Chile
Candelaria, Chile
Ojos del Salado, Chile

MAJOR MINE OPERATIONS

	North America	South America	Indonesia	Africa	Consolidated Totals
Reserves at 12/31/11	Cu 40.6 billion lbs Au 0.4 million ozs Mo 2.7 billion lbs	Cu 39.1 billion lbs Au 1.3 million ozs Mo 0.7 billion lbs	Cu 31.6 billion lbs Au 32.2 million ozs	Cu 8.4 billion lbs Co 0.9 billion lbs	Cu 119.7 billion lbs Au 33.9 million ozs Mo 3.4 billion lbs Co 0.9 billion lbs
2011 Sales	Cu 1.2 billion lbs Mo 79 million lbs+	Cu 1.3 billion lbs Au 0.1 million ozs	Cu 0.8 billion lbs Au 1.3 million ozs	Cu 0.3 billion lbs Co 25 million lbs	Cu 3.7 billion lbs Au 1.4 million ozs Mo 79 million lbs Co 25 million lbs

+ Includes sales of molybdenum produced at FCX's North and South America copper mines.


Tenke Fungurume,
Democratic Republic of Congo
Grasberg, Indonesia

SINCE 2007, WE HAVE ADDED 46 BILLION POUNDS OF COPPER RESERVES AND ARE PURSUING LARGE - SCALE EXPANSIONS, WHICH WOULD INCREASE ANNUAL COPPER SALES BY APPROXIMATELY 25 PERCENT OVER THE NEXT SEVERAL YEARS.

Consolidated Results

Freeport-McMoRan Copper & Gold Inc.'s (FCX) consolidated copper sales for 2011 totaled 3.7 billion pounds at an average realized price of $3.86 per pound, compared with 2010 sales of 3.9 billion pounds at an average realized price of $3.59 per pound. FCX's consolidated gold sales for 2011 totaled 1.4 million ounces at an average realized price of $1,583 per ounce, compared with 2010 sales of 1.9 million ounces at an average realized price of $1,271 per ounce. Sales of copper and gold in 2011 were adversely affected by labor disruptions and the temporary suspension of milling operations at PT Freeport Indonesia from damage to the concentrate and fuel pipelines. Lower copper sales volumes from Indonesia in 2011 were partly offset by higher sales volumes in North America.

FCX's consolidated molybdenum sales for 2011 totaled 79 million pounds at an average realized price of $16.98 per pound, compared with 2010 sales of 67 million pounds at an average realized price of $16.47 per pound. Higher molybdenum sales volumes in 2011 reflected improved demand.

Consolidated copper sales volumes for 2012 are expected to approximate 3.8 billion pounds of copper, 1.2 million ounces of gold and 80 million pounds of molybdenum. Higher projected copper sales volumes in 2012 primarily reflect higher production in North America and Indonesia, partly offset by slightly lower production in South America. Lower gold sales volumes for 2012 are because of mine sequencing in Indonesia. Molybdenum sales in 2012 are expected to be similar to 2011, with higher production from primary molybdenum mines offset by lower production from the North and South America copper mines.

Consolidated Unit Cash Costs
per lb of copper

	2011
Cash Unit Costs	
Site Production & Delivery	$ 1.72
By-product Credits	(0.89)
Treatment Charges	0.14
Royalties	0.04
Unit Net Cash Costs	$ 1.01

Consolidated Copper Reserve Breakdown


34% North America
33% South America
26% Indonesia
7% Africa



Consolidated Copper Sales
in billion lbs

4.0
3.0
2.0
1.0

2012e 2011


Consolidated
Gold Sales
in million ozs
2.0
1.5
1.0
0.5
2012e
2011


Consolidated
Molybdenum Sales
in million lbs
80
60
40
20
2012e
2011

Note: e=estimate.

THE LONG-TERM FUNDAMENTALS FOR OUR MARKETS, PARTICULARLY FOR COPPER, ARE VERY FAVORABLE. COPPER MARKETS HAVE BEEN RELATIVELY TIGHT IN RECENT YEARS, DRIVEN BY SUPPLY LIMITATIONS AND STRONG DEMAND FROM CHINA AND OTHER EMERGING ECONOMIES.

Photo: Atlantic Copper Smelter, Spain

North America

FCX leads the North America metals industry in the production of copper and molybdenum. FCX currently operates seven copper mines in the United States — Morenci, Bagdad, Sierrita, Safford and Miami in Arizona, and Tyrone and Chino in New Mexico. FCX also conducts molybdenum mining operations at the Henderson underground mine in Colorado. Molybdenum concentrates are also produced at certain of FCX's North America copper mines (primarily Sierrita, Bagdad and Morenci).

During 2011, FCX completed the ramp up of mining and milling rates at Morenci and mining activities at Miami. During 2011, FCX also restarted mining and milling activities at Chino, which is expected to produce approximately 200 million pounds of copper per year by 2014. FCX is advancing a feasibility study to expand mining and milling capacity at Morenci to process additional sulfide ore identified through exploratory drilling.

Construction activities at the Climax molybdenum mine are substantially complete, and FCX plans to commence production during 2012. FCX intends to operate the Climax and Henderson molybdenum mines in a flexible manner to meet market requirements.

North America's consolidated copper sales totaled 1.2 billion pounds at an average realized price of $3.99 per pound in 2011, compared to 1.1 billion pounds at an average realized price of $3.42 per pound in 2010. Consolidated molybdenum sales totaled 79 million pounds in 2011, compared to 67 million pounds in 2012. FCX expects 2012 sales from North America to approximate 1.3 billion pounds of copper and 80 million pounds of molybdenum.

Connection Point



The typical U.S.-built conventional automobile contains approximately 50 pounds of copper. Hybrid and electric vehicles can use more than double that amount in induction motors that draw their power from batteries, making the vehicles up to 60 percent more fuel efficient. Larger hybrid trucks and buses equipped with copper rotor motors reduce fuel costs and emissions.


North America
Copper Sales
in billion lbs
1.50
1.25
1.00
0.75
0.50
0.25
2012e
2011
North America
Molybdenum Sales*
in million lbs
80
60
40
20
2012e
2011

* Includes sales of molybdenum produced at FCX's North and South America copper mines.
Note: e=estimate.



North America Unit Cash Costs
per lb of copper

	2011
Cash Unit Costs	
Site Production & Delivery	$ 1.78
By-product Credits	(0.48)
Treatment Charges	0.11
Unit Net Cash Costs	$ 1.41

North America Copper
Reserves by Mine
40.6 billion
consolidated lbs
33% Morenci
30% Sierrita
21% Bagdad
16% Other(1)

(1) Includes copper reserves from Chino, Safford, Tyrone, Miami and Cobre.

ALREADY THE NORTH AMERICAN METALS INDUSTRY LEADER IN THE PRODUCTION OF COPPER AND MOLYBDENUM, WE ARE INVESTING IN FUTURE GROWTH THROUGH PRODUCTION CAPACITY INCREASES AND EXPLORATION.

Photo: Climax Mine, Colorado



SOUTH AMERICA OPERATIONS IN CHILE AND PERU ARE POISED FOR CONTINUED GROWTH. THE EL ABRA MINE'S NEWLY COMMISSIONED STACKING AND LEACHING FACILITY IS CONTRIBUTING 300 MILLION POUNDS OF COPPER PRODUCTION PER YEAR.

Photo: El Abra Mine, Chile

South America

FCX operates four copper mines in South America — Cerro Verde in Peru, and El Abra, Candelaria and Ojos del Salado in Chile. In addition to copper, the Cerro Verde mine also produces molybdenum concentrates, and the Candelaria and Ojos del Salado mines also produce gold.

During 2011, FCX commenced production from El Abra's newly commissioned stacking and leaching facilities to transition from production of oxide to sulfide ores. Production from the sulfide ore approximates 300 million pounds of copper per year, replacing the depleting oxide copper production. FCX is also engaged in pre-feasibility studies for a potential large-scale milling operation at El Abra to process additional sulfide material and to achieve higher recoveries.

FCX continues to advance plans for a large-scale concentrator expansion at Cerro Verde. The project would expand the concentrator facilities from the current rate of 120,000 metric tons of ore per day to 360,000 metric tons of ore per day and provide incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016.

South America's consolidated copper sales totaled 1.3 billion pounds at an average realized price of $3.77 per pound in 2011, compared to 1.3 billion pounds at an average realized price of $3.68 per pound in 2010. South America's consolidated gold sales totaled 101,000 ounces in 2011, compared to 93,000 ounces in 2010. FCX expects 2012 sales from South America to approximate 1.3 billion pounds of copper and 100,000 ounces of gold.

Connection Point



Medical science is making exciting new discoveries about the germ-killing, anti-microbial properties of copper. Extensive research, including clinical trials in hospitals, is proving that copper surfaces are capable of killing harmful, potentially deadly bacteria.


South America
Copper Sales
in billion lbs
1.50
1.25
1.00
0.75
0.50
0.25
2012e
2011
Note: e=estimate.



South America Unit Cash Costs
per lb of copper

	2011
Cash Unit Costs	
Site Production & Delivery[1]	$ 1.38
By-product Credits	(0.35)
Treatment Charges	0.17
Unit Net Cash Costs	$ 1.20

South America Copper Reserves by Mine
39.1 billion consolidated lbs
77% Cerro Verde
12% Candelaria and Ojos del Salado
11% El Abra

[1] Production costs include profit sharing.

Indonesia

Through its subsidiary, PT Freeport Indonesia, FCX mines the world's largest single reserve of both copper and gold in the Grasberg minerals district in Papua, Indonesia.

FCX has several projects in progress in the Grasberg minerals district, including development of the large-scale, high-grade underground ore bodies located beneath and nearby the Grasberg open pit, which is expected to be depleted in 2016. These projects include the continued development of the Common Infrastructure project, the Grasberg Block Cave, and the Big Gossan and Deep Mill Level Zone underground mines. FCX will continue to benefit from the efficiencies of large-scale operations once these underground mines reach full rates.

Indonesia's consolidated copper sales totaled 846 million pounds at an average realized price of $3.85 per pound in 2011, compared to 1.2 billion pounds at an average realized price of $3.69 per pound in 2010. Indonesia's consolidated gold sales totaled 1.3 million ounces at an average realized price of $1,583 per ounce in 2011, compared to 1.8 million ounces at an average realized price of $1,271 per ounce in 2010. Lower copper and gold sales volumes in 2011 primarily reflected the impact of labor-related disruptions and the temporary suspension of milling operations because of damage to the concentrate and fuel pipelines. FCX expects 2012 sales from Indonesia to approximate 930 million pounds of copper and 1.1 million ounces of gold. Gold sales volumes are projected to be lower in 2012 because of mining in a lower grade section of the Grasberg open pit.

Connection Point



Powerful and efficient new railroad locomotive engines use more than 16,000 pounds of copper. Electrically powered subway cars, trolleys and buses use an average of 2,300 pounds of copper each. A Triton-class nuclear submarine uses about 200,000 pounds of copper. As transportation technology advances, the use of copper grows.


Indonesia
Copper Sales
in billion lbs
1.00
0.80
0.60
0.40
0.20
2012e
2011
Indonesia
Gold Sales
in million ozs
1.50
1.25
1.00
0.75
0.50
0.25
2012e
2011

Note: e=estimate.


Indonesia Copper
Reserves by Mine
31.6 billion
consolidated lbs
89% Underground
11% Open Pit

Indonesia Unit Cash Costs
per lb of copper

	2011
Cash Unit Costs	
Site Production & Delivery	$ 2.21
By-product Credits	(2.47)
Treatment Charges	0.19
Royalties	0.16
Unit Net Cash Costs	$ 0.09



EXPANSION PROJECTS BELOW THE SURFACE IN THE GRASBERG MINERALS DISTRICT ARE DEVELOPING LARGE-SCALE, HIGH-GRADE UNDERGROUND ORE BODIES THAT WILL BECOME THE WORLD'S LARGEST UNDERGROUND MINE COMPLEX BY 2016.

Photo: Grasberg underground development, Indonesia



COPPER CATHODE PRODUCTION AT THE TENKE FUNGURUME MINE IN THE DEMOCRATIC REPUBLIC OF CONGO IS ABOVE TARGET AS WE UNDERTAKE A SECOND PHASE OF DEVELOPMENT TO FURTHER INCREASE CAPACITY.

Photo: Tenke Fungurume operations, Democratic Republic of Congo

Africa

FCX operates the Tenke Fungurume (Tenke) copper and cobalt mine in the Katanga province of the Democratic Republic of Congo.

The milling facilities at Tenke have been performing above capacity and mining rates have been increased to enable copper production to ramp up to approximately 290 million pounds of copper per year. FCX is undertaking a second phase of the project, which includes optimizing the current plant and increasing capacity. As part of the second phase, FCX plans to expand the mill rate to 14,000 metric tons of ore per day and construct related processing facilities that would target the addition of approximately 150 million pounds of copper per year. Construction activities for the project are underway and are targeted for completion in 2013.

FCX continues to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of Tenke's highly prospective minerals district. These analyses are being incorporated into future plans to evaluate opportunities for expansion.

Africa's consolidated copper sales totaled 283 million pounds at an average realized price of $3.74 per pound in 2011, compared to 262 million pounds at an average realized price of $3.45 per pound in 2010. Africa's consolidated cobalt sales totaled 25 million pounds at an average realized price of $9.99 per pound in 2011, compared to 20 million pounds at an average realized price of $10.95 per pound in 2010. FCX expects 2012 sales from Africa to approximate 290 million pounds of copper and 25 million pounds of cobalt.

Connection Point



Copper has been the benchmark for electrical conductivity and is critically important in computer technology. Copper is used in the most powerful computer chips to promote faster operating speeds and to reduce heat and power consumption.


Africa Copper Sales
in billion lbs
300
200
100
2012e
2011
Africa Cobalt Sales
in million lbs
30
20
10
2012e
2011

Note: e=estimate.

Africa Unit Cash Costs
per lb of copper

	2011
Cash Unit Costs	
Site Production & Delivery	$ 1.57
By-product Credits	(0.58)
Royalties	0.08
Unit Net Cash Costs	$ 1.07

Africa Copper Reserves
8.4 billion consolidated lbs

RESERVES AND MINERALIZED MATERIAL

FCX has significant reserves, resources and future development opportunities within its portfolio of assets. FCX's estimated consolidated recoverable proven and probable reserves as of December 31, 2011, include 119.7 billion pounds of copper, 33.9 million ounces of gold, 3.42 billion pounds of molybdenum and 0.86 billion pounds of cobalt. These estimates of recoverable proven and probable reserves were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold, $10 per pound for molybdenum and $10 per pound for cobalt.

FCX's operating mines and other properties also contain mineralized material that it believes could be brought into production should market conditions warrant. As of December 31, 2011, FCX identified estimated mineralized material totaling 115 billion pounds of incremental contained copper, which was assessed using a long-term average copper price of $2.20 per pound. FCX continues to aggressively pursue opportunities to convert this mineralized material into reserves, future production and cash flow.

VALUE CREATION FOCUS

Mineral Resources → Reserve Additions → Investment in Attractive Development Projects → Production Growth → **Cash Flows/ Returns**

OUR EXPLORATION PROGRAM HAS MADE SIGNIFICANT ADDITIONS TO OUR RESERVE BASE. MUCH OF OUR GLOBAL EXPLORATION EFFORT FOCUSES ON OUR OWN BACKYARD, WHERE WE PROBE THE BOUNDARIES OF OUR EXISTING ORE BODIES.



Photo: Core samples, Tenke Fungurume, Democratic Republic of Congo

FCX connects the future by providing metals that are critical for developing and maintaining healthy, growing societies. As a leading international mining company, FCX understands the importance of operating in a safe and socially responsible manner. The earth's population will continue to grow along with the global standard of living and FCX expects the demand for its metals to similarly increase. This will challenge our ability to reduce or mitigate certain impacts, such as greenhouse gas emissions and water consumption, as production expands.

FCX evaluates opportunities to minimize environmental impacts and to be a catalyst for sustainability in communities where it operates by joining stakeholders to seek solutions to complex issues. Guiding FCX in meeting this challenge is the International Council on Mining and Metals Sustainable Development Framework, including its 10 Sustainable Development Principles and various position statements that FCX is committed to as a member. FCX has established and reports against its progress on company-wide sustainable development performance targets that address issues identified by internal and external stakeholders. FCX reports its sustainability performance according to the Global Reporting Initiative and FCX's 2011 Working Toward Sustainable Development report will be available on FCX's website at www.fcx.com upon completion of third-party assurance.

2011 Community Investment
$191 million

- 52.6 % Community Trust Funds
- 13.6 % Education and Training
- 9.7 % Safety, Health and Environment
- 9.5 % Economic Development & Infrastructure
- 8.0 % Administration
- 4.6 % Other
- 2.0 % Resettlement





WE'RE USING SOLAR ENERGY TO HELP POWER OUR OPERATIONS IN BAGDAD, ARIZONA. THIS 24-ACRE INSTALLATION WILL ACCOUNT FOR 5 PERCENT OF THE MINE'S ELECTRICAL ENERGY NEEDS.

BOARD OF DIRECTORS

James R. Moffett
Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.

Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoRan Copper & Gold Inc.

Robert J. Allison, Jr. [2,3,4]
Retired Chairman and
Chief Executive Officer
Anadarko Petroleum Corporation

Robert A. Day [1,3]
Chairman of the Board and
Chief Executive Officer
Trust Company of the West

Gerald J. Ford [1,3]
Chairman of the Board
Hilltop Holdings, Inc.
Chairman of the Board
Pacific Capital Bancorp.

H. Devon Graham, Jr. [1,2]
President
R.E. Smith Interests

General Charles C. Krulak [2,4]
President
Birmingham-Southern College
Former Commandant
United States Marine Corps

Bobby Lee Lackey [2,4]
Consultant

Jon C. Madonna [1]
Retired Chairman and
Chief Executive Officer, KPMG LLP

Dustan E. McCoy [4]
Chairman and Chief Executive Officer
Brunswick Corporation

B. M. Rankin, Jr. [4]
Vice Chairman of the Board
Freeport-McMoRan Copper & Gold Inc.
Private Investor

Stephen H. Siegele [1,4]
Private Investor

BOARD COMMITTEES:
1) Audit Committee
2) Corporate Personnel Committee
3) Nominating and Corporate Governance Committee
4) Public Policy Committee

DIRECTOR EMERITUS

Dr. Henry A. Kissinger
Chairman
Kissinger Associates, Inc.

J. Bennett Johnston
Chairman
Johnston & Associates, LLC and
Johnston Development Co. LLC
Former United States Senator

Gabrielle K. McDonald
Judge, Iran-United States Claims Tribunal
Special Counsel on Human Rights to
Freeport-McMoRan Copper & Gold Inc.

J. Stapleton Roy
Director
Kissinger Institute on China and
the United States
Former United States Ambassador
to Indonesia

Dr. J. Taylor Wharton
Retired Special Assistant to the
President for Patient Affairs
Retired Professor, Gynecologic Oncology
The University of Texas
M.D. Anderson Cancer Center

EXECUTIVE MANAGEMENT

James R. Moffett
Chairman of the Board

Richard C. Adkerson
President and Chief Executive Officer

Michael J. Arnold
Executive Vice President and
Chief Administrative Officer

Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and Treasurer

OPERATIONS

Phillip S. Brumit
President – Freeport-McMoRan Africa

Richard E. Coleman
President – Freeport-McMoRan
Mining Company

Harry M. "Red" Conger
President – Freeport-McMoRan Americas

Mark J. Johnson
President – Freeport-McMoRan Indonesia

Rozik B. Soetjipto
President Director – PT Freeport Indonesia

David H. Thornton
President – Climax Molybdenum Co.

MARKETING

Stephen T. Higgins
President – Freeport-McMoRan Sales
Company Inc.
Vice President – FCX (Cathode and Rod)

Javier Targhetta
President – Atlantic Copper, S.L.U.
Senior Vice President – FCX (Concentrates)

FINANCE AND ADMINISTRATION

W. Russell King
Senior Vice President –
International Relations and Federal
Government Affairs

L. Richards McMillan, II
Senior Vice President and
General Counsel

C. Donald Whitmire, Jr.
Vice President and
Controller – Financial Reporting

Internal Auditors
Deloitte & Touche LLP

TABLE OF CONTENTS

SELECTED FINANCIAL AND OPERATING DATA

Years Ended December 31, (In Millions, Except Per Share Amounts)	2011	2010	2009	2008	2007[a]
FCX CONSOLIDATED FINANCIAL DATA					
Revenues	$ 20,880	$18,982	$ 15,040	$ 17,796	$ 16,939[b]
Operating income (loss)	9,140[c]	9,068	6,503[d,e]	(12,710)[d,e,f]	6,555[b,f]
Income (loss) from continuing operations	5,747	5,544	3,534	(10,450)	3,733
Net income (loss)	5,747	5,544	3,534	(10,450)	3,779
Net income (loss) attributable to FCX common stockholders	4,560[c,g,h]	4,273[h]	2,527[d,e,h]	(11,341)[d,e,f,h]	2,769[b,f,h]
Basic net income (loss) per share attributable to FCX common stockholders:					
Continuing operations	$ 4.81	$ 4.67	$ 3.05	$ (14.86)	$ 4.01
Discontinued operations	—	—	—	—	0.05
Basic net income (loss)	$ 4.81	$ 4.67	$ 3.05	$ (14.86)	$ 4.06
Basic weighted-average common shares outstanding	947	915	829	763	682
Diluted net income (loss) per share attributable to FCX common stockholders:					
Continuing operations	$ 4.78	$ 4.57	$ 2.93	$ (14.86)	$ 3.70
Discontinued operations	—	—	—	—	0.05
Diluted net income (loss)	$ 4.78[c,g,h]	$ 4.57[h]	$ 2.93[d,e,h]	$ (14.86)[d,e,f,h]	$ 3.75[b,f,h]
Diluted weighted-average common shares outstanding	955	949	938	763	794
Dividends declared per share of common stock	$ 1.50	$ 1.125	$ 0.075	$ 0.6875	$ 0.6875
At December 31:					
Cash and cash equivalents	$ 4,822	$ 3,738	$ 2,656	$ 872	$ 1,626
Property, plant, equipment and development costs, net	18,449	16,785	16,195	16,002	25,715
Goodwill	—	—	—	—	6,105
Total assets	32,070	29,386	25,996	23,353	40,661
Total debt, including current portion	3,537	4,755	6,346	7,351	7,211
Total FCX stockholders' equity	15,642	12,504	9,119	5,773	18,234

The selected consolidated financial data shown above is derived from our audited consolidated financial statements. These historical results are not necessarily indicative of results that you can expect for any future period. You should read this data in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto contained in this annual report.

a. Includes the results of Freeport-McMoRan Corporation (FMC, formerly Phelps Dodge Corporation) beginning March 20, 2007.

b. Includes charges totaling $175 million ($106 million to net income attributable to common stockholders or $0.13 per share) for mark-to-market accounting adjustments on the 2007 copper price protection program assumed in the acquisition of FMC.

c. Includes charges totaling $116 million ($50 million to net income attributable to common stock or $0.05 per share) primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra.

d. Includes charges totaling $23 million ($18 million to net income attributable to common stockholders or $0.02 per share) associated with restructuring charges in 2009 and $17.0 billion ($12.7 billion to net loss attributable to common stockholders or $16.60 per share) associated with impairment and restructuring charges in 2008.

e. Includes charges for lower of cost or market inventory adjustments totaling $19 million ($15 million to net income attributable to common stockholders or $0.02 per share) in 2009 and $782 million ($479 million to net loss attributable to common stockholders or $0.63 per share) in 2008.

f. Includes purchase accounting impacts related to the acquisition of FMC totaling $1.0 billion ($622 million to net loss attributable to common stockholders or $0.82 per share) in 2008 and $1.3 billion ($793 million to net income attributable to common stockholders or $1.00 per share) in 2007.

g. Includes additional taxes of $49 million ($0.05 per share) associated with Peru's new mining tax and royalty regime.

h. Includes net losses on early extinguishment and conversion of debt totaling $60 million ($0.06 per share) in 2011, $71 million ($0.07 per share) in 2010, $43 million ($0.04 per share) in 2009, $5 million ($0.01 per share) in 2008 and $132 million ($0.17 per share) in 2007; 2008 also includes charges totaling $22 million ($0.03 per share) associated with privately negotiated transactions to induce conversion of a portion of our 5½% Convertible Perpetual Preferred Stock into FCX common stock.

For comparative purposes, operating data shown below for the year ended December 31, 2007, combines our historical data with FMC pre-acquisition data. As the pre-acquisition operating data represent the results of these operations under FMC management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

Years Ended December 31,	2011	2010	2009	2008	2007[a]
FCX CONSOLIDATED MINING OPERATING DATA					
Copper (recoverable)					
Production (millions of pounds)	3,691	3,908	4,103	4,030	3,884
Production (thousands of metric tons)	1,674	1,773	1,861	1,828	1,762
Sales, excluding purchases (millions of pounds)	3,698	3,896	4,111	4,066	3,862
Sales, excluding purchases (thousands of metric tons)	1,678	1,767	1,865	1,844	1,752
Average realized price per pound	$ 3.86	$ 3.59	$ 2.60	$ 2.69	$ 3.22[b]
Gold (thousands of recoverable ounces)					
Production	1,383	1,886	2,664	1,291	2,329
Sales, excluding purchases	1,378	1,863	2,639	1,314	2,320
Average realized price per ounce	$ 1,583	$ 1,271	$ 993	$ 861	$ 682
Molybdenum (millions of recoverable pounds)					
Production	83	72	54	73	70
Sales, excluding purchases	79	67	58	71	69
Average realized price per pound	$ 16.98	$ 16.47	$ 12.36	$ 30.55	$ 25.87
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	1,258	1,067	1,147	1,430	1,320
Production (thousands of metric tons)	571	484	520	649	599
Sales, excluding purchases (millions of pounds)	1,247	1,085	1,187	1,434	1,332
Sales, excluding purchases (thousands of metric tons)	566	492	538	650	604
Average realized price per pound	$ 3.99	$ 3.42	$ 2.38	$ 3.07	$ 3.10[b]
Molybdenum (millions of recoverable pounds)					
Production	35	25	25	30	30
100% Operating Data					
Solution extraction/electrowinning (SX/EW) operations					
Leach ore placed in stockpiles (metric tons per day)	888,300	648,800	589,400	1,095,200	798,200
Average copper ore grade (percent)	0.24	0.24	0.29	0.22	0.23
Copper production (millions of recoverable pounds)	801	746	859	943	940
Mill operations					
Ore milled (metric tons per day)	222,800	189,200	169,900	249,600	223,800
Average ore grade (percent):					
Copper	0.38	0.32	0.33	0.40	0.35
Molybdenum	0.03	0.03	0.02	0.02	0.02
Copper recovery rate (percent)	83.1	83.0	86.0	82.9	84.5
Production (millions of recoverable pounds):					
Copper	549	398	364	599	501
Molybdenum	35	25	25	30	30
SOUTH AMERICA MINING					
Copper (recoverable)					
Production (millions of pounds)	1,306	1,354	1,390	1,506	1,413
Production (thousands of metric tons)	592	614	631	683	641
Sales (millions of pounds)	1,322	1,335	1,394	1,521	1,399
Sales (thousands of metric tons)	600	606	632	690	635
Average realized price per pound	$ 3.77	$ 3.68	$ 2.70	$ 2.57	$ 3.25
Gold (thousands of recoverable ounces)					
Production	101	93	92	114	116
Sales	101	93	90	116	114
Average realized price per ounce	$ 1,580	$ 1,263	$ 982	$ 853	$ 683
Molybdenum (millions of recoverable pounds)					
Production	10	7	2	3	1
SX/EW operations					
Leach ore placed in stockpiles (metric tons per day)	245,200	268,800	258,200	279,700	289,100
Average copper ore grade (percent)	0.50	0.41	0.45	0.45	0.43
Copper production (millions of recoverable pounds)	439	504	565	560	569

Years Ended December 31,	2011	2010	2009	2008	2007[a]
SOUTH AMERICA MINING *(continued)*					
Mill operations					
Ore milled (metric tons per day)	189,200	188,800	181,300	181,400	167,900
Average ore grade:					
Copper (percent)	0.66	0.65	0.66	0.75	0.74
Gold (grams per metric ton)	0.12	0.10	0.10	0.13	0.13
Molybdenum (percent)	0.02	0.02	0.02	0.02	0.02
Copper recovery rate (percent)	89.6	90.0	88.9	89.2	87.1
Production (recoverable):					
Copper (millions of pounds)	867	850	825	946	844
Gold (thousands of ounces)	101	93	92	114	116
Molybdenum (millions of pounds)	10	7	2	3	1
INDONESIA MINING					
Operating Data, Net of Joint Venture Interest					
Copper (recoverable)					
Production (millions of pounds)	846	1,222	1,412	1,094	1,151
Production (thousands of metric tons)	384	554	640	496	522
Sales (millions of pounds)	846	1,214	1,400	1,111	1,131
Sales (thousands of metric tons)	384	551	635	504	513
Average realized price per pound	$ 3.85	$ 3.69	$ 2.65	$ 2.36	$ 3.32
Gold (thousands of recoverable ounces)					
Production	1,272	1,786	2,568	1,163	2,198
Sales	1,270	1,765	2,543	1,182	2,185
Average realized price per ounce	$ 1,583	$ 1,271	$ 994	$ 861	$ 681
100% Operating Data					
Ore milled (metric tons per day)	166,100	230,200	238,300	192,900	212,600
Average ore grade:					
Copper (percent)	0.79	0.85	0.98	0.83	0.82
Gold (grams per metric ton)	0.93	0.90	1.30	0.66	1.24
Recovery rates (percent):					
Copper	88.3	88.9	90.6	90.1	90.5
Gold	81.2	81.7	83.7	79.9	86.2
Production (recoverable):					
Copper (millions of pounds)	882	1,330	1,641	1,109	1,211
Gold (thousands of ounces)	1,444	1,964	2,984	1,163	2,608
AFRICA MINING[c]					
Copper (recoverable)					
Production (millions of pounds)	281	265	154	N/A	N/A
Production (thousands of metric tons)	127	120	70	N/A	N/A
Sales (millions of pounds)	283	262	130	N/A	N/A
Sales (thousands of metric tons)	128	119	59	N/A	N/A
Average realized price per pound	$ 3.74	$ 3.45	$ 2.85	N/A	N/A
Cobalt (millions of contained pounds)					
Production	25	20	N/A	N/A	N/A
Sales	25	20	N/A	N/A	N/A
Average realized price per pound	$ 9.99	$ 10.95	N/A	N/A	N/A
Ore milled (metric tons per day)	11,100	10,300	7,300	N/A	N/A
Average ore grade (percent):					
Copper	3.41	3.51	3.69	N/A	N/A
Cobalt	0.40	0.40	N/A	N/A	N/A
Copper recovery rate (percent)	92.5	91.4	92.1	N/A	N/A
MOLYBDENUM OPERATIONS					
Molybdenum sales, excluding purchases (millions of pounds)[d]	79	67	58	71	69
Average realized price per pound	$ 16.98	$ 16.47	$ 12.36	$ 30.55	$ 25.87
Henderson molybdenum mine					
Ore milled (metric tons per day)	22,300	22,900	14,900	24,100	24,000
Average molybdenum ore grade (percent)	0.24	0.25	0.25	0.23	0.23
Molybdenum production (millions of recoverable pounds)	38	40	27	40	39

a. For comparative purposes, operating data for the year ended December 31, 2007, combines our historical data with FMC pre-acquisition data. As the pre-acquisition data represents the results of these operations under FMC management, such combined data is not necessarily indicative of what past results would have been under FCX management or of future operating results.

b. Before charges for hedging losses related to copper price protection programs, amounts were $3.27 per pound (FCX consolidated) and $3.25 per pound (North America copper mines).

c. Results for 2009 represent mining operations that began production in March 2009.

d. Includes sales of molybdenum produced at our North and South America copper mines.

OVERVIEW

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk, "we," "us" and "our" refer to Freeport-McMoRan Copper & Gold Inc. (FCX) and its consolidated subsidiaries. The results of operations reported and summarized below are not necessarily indicative of future operating results (refer to "Cautionary Statement" for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk all references to earnings or losses per share are on a diluted basis, unless otherwise noted.

We are one of the world's largest copper, gold and molybdenum mining companies in terms of reserves and production. Our portfolio of assets includes the Grasberg minerals district in Indonesia, significant mining operations in North and South America, and the Tenke Fungurume (Tenke) minerals district in the Democratic Republic of Congo (DRC). The Grasberg minerals district contains the largest single recoverable copper reserve and the largest single gold reserve of any mine in the world based on the latest available reserve data provided by third-party industry consultants. We also operate Atlantic Copper, our wholly owned copper smelting and refining unit in Spain.

We have significant reserves, resources and future development opportunities within our portfolio of assets. At December 31, 2011, our estimated consolidated recoverable proven and probable reserves totaled 119.7 billion pounds of copper, 33.9 million ounces of gold and 3.42 billion pounds of molybdenum, which were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold and $10 per pound for molybdenum. We have added significant reserves in recent years and drilling activities conducted at our existing mines during 2011 indicated the potential for significant reserve additions in future periods. Refer to "Critical Accounting Estimates — Mineral Reserves" for further discussion.

During 2011, 34 percent of our consolidated copper production was from North America, 35 percent from South America, 23 percent from Indonesia and 8 percent from Africa. More specifically, copper production from the Grasberg, Morenci and Cerro Verde mines totaled 55 percent of our consolidated copper production in 2011. We also produce gold, primarily at the Grasberg minerals district in Indonesia, which accounted for 92 percent of our consolidated gold production for 2011. For 2011, 46 percent of our consolidated molybdenum production was from the Henderson molybdenum mine, 42 percent was produced at certain of our North America copper mines and 12 percent was produced at our Cerro Verde mine. Refer to "Operations" for further discussion of our mining operations.

We have increased production at several of our copper mines and are undertaking major development projects, including the development of the underground ore bodies at Grasberg, an expansion at Tenke Fungurume and a concentrator expansion at Cerro Verde. Studies are also under way to evaluate a major mill project at El Abra and various mill projects to process significant sulfide ore in North America. The advancement of these studies is designed to position us to invest in production growth within our existing portfolio of assets. Refer to "Operations" for further discussion of our current operating and development activities.

Our results for the year 2011, compared with 2010, primarily reflected higher realized copper and gold prices, partially offset by lower copper and gold sales volumes (refer to "Consolidated Results" for further discussion of our consolidated financial results for the years ended December 31, 2011, 2010 and 2009).

Our 2011 results also reflect the impact of labor disruptions at PT Freeport Indonesia. PT Freeport Indonesia's milling operations were temporarily suspended during fourth-quarter 2011 because of damage to concentrate and fuel pipelines resulting from civil unrest that occurred during the course of a strike by union workers. The financial terms of a new two-year labor agreement for PT Freeport Indonesia's workers were reached in mid-December 2011. Repairs to the damaged pipelines are substantially complete, and PT Freeport Indonesia has begun ramping up production. PT Freeport Indonesia is working cooperatively with the Government of Indonesia to address security issues. Maintaining security is a requirement of returning to normal operations. Although a new labor agreement has been reached, we are experiencing work interruptions in connection with our efforts to resume normal operations at PT Freeport Indonesia. PT Freeport Indonesia is complying with the terms of the new labor agreement with its union. Certain of the returning workers have engaged in acts of violence and intimidation against workers and supervisory personnel who did not participate in the strike. On February 23, 2012, the union indicated that it will engage in a work stoppage and we temporarily suspended operations to protect our employees and assets following the incidents of intimidation and threats within the workforce. We are working with union officials and government authorities to resolve the ongoing issues. The work interruptions and temporary suspension of operations at PT Freeport Indonesia may impact our ability to achieve projected sales volumes, unit net cash costs and operating cash flows in 2012. PT Freeport Indonesia's projected sales volumes of 930 million pounds of copper and 1.1 million ounces of gold for the year 2012 (which includes 210 million pounds of copper and 400 thousand ounces of gold in first-quarter 2012) are under review. Refer to "Consolidated Results" and "Operations — Indonesia Mining" for further discussion of the impacts from the labor disruptions.

At December 31, 2011, we had $4.8 billion in consolidated cash and $3.5 billion in long-term debt. During 2011, we repaid $1.2 billion in debt, including the April 2011 redemption of $1.1 billion of outstanding 8.25% Senior Notes. In February 2012, we sold $3.0 billion in senior notes in three tranches and announced our intent to redeem the remaining $3.0 billion of our 8.375% Senior Notes. We expect to record a loss on early extinguishment of debt of $168 million ($147 million to net income attributable to common stockholders) in first-quarter 2012 in connection with the redemption of our 8.375% Senior Notes. Refer to "Capital Resources and Liquidity — Financing Activities" and to Notes 9 and 20 for further discussion of these transactions.

During 2011, we paid common stock dividends totaling $1.4 billion, which included $474 million in supplemental dividends. In February 2012, our Board of Directors authorized an increase in the cash dividend on our common stock to an annual rate of $1.25 per share ($0.3125 per share quarterly). Refer to "Capital Resources and Liquidity — Financing Activities" for further discussion.

At current copper prices we expect to produce substantial operating cash flows in 2012, and plan to focus on using our cash to invest in our development projects and return cash to shareholders through common stock dividends and/or share repurchases.

OUTLOOK

We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world's economy. We will continue to adjust our operating strategy as market conditions change. Our financial results can vary as a result of fluctuations in market prices for copper, gold and molybdenum. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs and operating cash flow. Discussion of the outlook for each of these measures follows.

Sales Volumes. Following are our projected consolidated sales volumes for 2012 and actual consolidated sales volumes for 2011:

	2012 (Projected)	2011 (Actual)
Copper (millions of recoverable pounds):		
North America copper mines	1,320	1,247
South America mining	1,275	1,322
Indonesia mining	930	846
Africa mining	290	283
	3,815	3,698
Gold (thousands of recoverable ounces):		
Indonesia mining	1,135	1,270
South America mining	100	101
North America copper mines	N/A[a]	7
	1,235	1,378
Molybdenum (millions of recoverable pounds)[b]	80	79

a. Gold sales volumes are not projected for our North America copper mines.
b. Includes sales of molybdenum produced at our North and South America copper mines.

Our projected 2012 copper sales volumes are expected to be higher, compared with 2011, primarily because of higher production from North America and Indonesia, partly offset by slightly lower production in South America. Gold sales in 2012 are projected to be lower than 2011 sales because of mine sequencing in Indonesia. Molybdenum sales in 2012 are expected to be similar to 2011, with higher production from primary molybdenum mines, offset by lower production from our North and South America copper mines. The achievement of projected 2012 sales volumes depends on a number of factors, including the timing of restoring normal operations at Grasberg following the extended disruption in 2011 and because of recent work interruptions and the temporary suspension of operations, achievement of targeted mining rates, the successful operation of production facilities, the impact of weather conditions and other factors.

Unit Net Cash Costs. Assuming average prices of $1,600 per ounce of gold and $13 per pound of molybdenum for 2012, and achievement of current projected 2012 sales volume and cost estimates, we estimate our consolidated unit net cash costs (net of by-product credits) for our copper mining operations would average approximately $1.38 per pound in 2012. Consolidated unit net cash costs in 2012 are expected to be higher than consolidated unit net cash costs of $1.01 per pound of copper in 2011 because of higher labor, energy and other inputs, and lower by-product credits, partly offset by higher copper volumes. Quarterly unit net cash costs vary with fluctuations in sales volumes and average realized prices for gold and molybdenum. The impact of price changes in 2012 on consolidated unit net cash costs would approximate $0.015 per pound for each $50 per ounce change in the average price of gold and $0.02 for each $2 per pound change in the average price of molybdenum. Refer to "Consolidated Results — Production and Delivery Costs" for further discussion of consolidated production and delivery costs.

Operating Cash Flows. Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes and other working capital changes and other factors. Based on projected consolidated sales volumes and unit net cash costs for 2012, and assuming average prices of $3.50 per pound of copper, $1,600 per ounce of gold and $13 per pound of molybdenum in 2012, consolidated operating cash flows are estimated to approximate $4.7 billion in 2012, net of an estimated $0.8 billion for working capital requirements. Projected operating cash flows for the year 2012 also reflect estimated taxes of $2.1 billion (refer to "Consolidated Results — Provision for Income Taxes" for discussion of our projected annual consolidated effective tax rate for 2012). The impact of price changes in 2012 on operating cash flows would approximate $300 million for each $0.10 per pound change in the average price of copper, $50 million for each $50 per ounce change in the average price of gold and $90 million for each $2 per pound change in the average price of molybdenum.

COPPER, GOLD AND MOLYBDENUM MARKETS

World prices for copper, gold and molybdenum can fluctuate significantly. During the period from January 2002 through January 2012, the London Metal Exchange (LME) spot copper price varied from a low of $0.64 per pound in 2002 to a record high of $4.60 per pound in February 2011; the London gold price fluctuated from a low of $278 per ounce in 2002 to a record high of $1,895 per ounce in September 2011; and the *Metals Week* Molybdenum Dealer Oxide weekly average price ranged from a low of $2.40 per pound in 2002 to a high of $39.25 per pound in 2005. Copper, gold and molybdenum prices are affected by numerous factors beyond our control as described further in our "Risk Factors" contained in Part I, Item 1A of our Form 10-K for the year ended December 31, 2011.

Historical LME Copper Prices
Through January 31, 2012


1,500
1,200
900
600
300
000s of metric tons
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
Dollars per pound
2002
2004
2006
2008
2010
2012
LME Copper Prices
LME & COMEX Exchange Stocks*
*Excludes Shanghai stocks, producer, consumer and merchant stocks.

This graph presents LME spot copper prices and reported stocks of copper at the LME and the New York Mercantile Exchange (COMEX) from January 2002 through January 2012. From 2006 through most of 2008, limited supplies, combined with growing demand from China and other emerging economies, resulted in high copper prices and low levels of inventories. In late 2008, slowing consumption, turmoil in the United States (U.S.) financial markets and concerns about the global economy led to a sharp decline in copper prices, which reached a low of $1.26 per pound in December 2008. Copper prices have since improved from the 2008 lows, attributable to a combination of strong demand from emerging markets and limitations on available supply. During 2011, LME spot copper prices ranged from $3.08 per pound to $4.60 per pound, averaged $4.00 per pound and closed at $3.43 per pound on December 30, 2011. Combined LME and COMEX inventories rose somewhat in 2011, compared to year-end 2010 levels, primarily as a result of reduced Chinese imports.

We believe the underlying fundamentals of the copper business remain positive, supported by the significant role of copper in the global economy, limited supplies from existing mines and the absence of significant new development projects. Future copper prices are expected to be volatile and are likely to be influenced by demand from China (which represented approximately 40 percent of global consumption in 2011), economic activity in the U.S. and other industrialized countries, the timing of the development of new supplies of copper and production levels of mines and copper smelters. The LME spot copper price closed at $3.81 per pound on February 15, 2012.

London Gold Prices
Through January 31, 2012


$1,950
$1,750
$1,550
$1,350
$1,150
$950
$750
$550
$350
Dollars per ounce
2002
2004
2006
2008
2010
2012

This graph presents London PM gold prices from January 2002 through January 2012. During 2011, gold prices were volatile ranging from $1,319 per ounce to a record high of $1,895 per ounce, averaging $1,572 per ounce and closing at $1,575 per ounce on December 30, 2011. We believe the outlook for gold remains positive, supported by continued macroeconomic uncertainty and elevated sovereign debt levels. Gold prices closed at $1,726 per ounce on February 15, 2012.

Metals Week Molybdenum Dealer Oxide Prices
Through January 31, 2012


$40
$35
$30
$25
$20
$15
$10
$5
Dollars per pound
2002
2004
2006
2008
2010
2012

This graph presents the *Metals Week* Molybdenum Dealer Oxide weekly average price from January 2002 through January 2012. In late 2008, molybdenum prices declined significantly as a result of the financial market turmoil and a decline in demand; however, molybdenum prices have since increased, which we believe is supported by improved economic conditions and resulting demand increases. During 2011, the weekly average price of molybdenum ranged from $12.70 per pound to $17.88 per pound, averaged $15.49 per pound and was $13.35 per pound on December 30, 2011. The *Metals Week* Molybdenum Dealer Oxide weekly average price was $14.50 per pound on February 15, 2012.

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors (the Board).

Mineral Reserves. Recoverable proven and probable reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The determination of reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recovery rates. Estimating the quantity and grade of reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our reserves. Our estimates of recoverable proven and probable reserves are prepared by and are the responsibility of our employees. A majority of these estimates have been reviewed and verified by independent experts in mining, geology and reserve determination.

At December 31, 2011, our consolidated recoverable proven and probable reserves included 119.7 billion pounds of copper, 33.9 million ounces of gold and 3.42 billion pounds of molybdenum, which were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold and $10.00 per pound for molybdenum. The following table summarizes changes in our estimated consolidated recoverable proven and probable copper, gold and molybdenum reserves during 2011 and 2010:

	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Consolidated reserves at December 31, 2009	104.2	37.2	2.59
Net additions/revisions	20.2	0.2	0.87
Production	(3.9)	(1.9)	(0.07)
Consolidated reserves at December 31, 2010	120.5	35.5	3.39
Net additions/revisions	2.9	(0.2)	0.11
Production	(3.7)	(1.4)	(0.08)
Consolidated reserves at December 31, 2011	119.7	33.9	3.42

Refer to Note 18 for further information regarding estimated recoverable proven and probable reserves.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable reserves, and also have other assets that are depreciated on a straight-line basis over their estimated useful lives. Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and asset carrying values. Based on projected copper sales volumes for 2012, if estimated copper reserves at our mines were 10 percent higher at December 31, 2011, we estimate that our annual depreciation, depletion and amortization expense for 2012 would decrease by $38 million ($20 million to net income attributable to common stockholders), and a 10 percent decrease in copper reserves would increase depreciation, depletion and amortization expense by $46 million

($24 million to net income attributable to common stockholders). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective depreciation rates.

As discussed below and in Note 1, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable reserves could have an impact on our assessment of asset recoverability.

Recoverable Copper. We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of cost or market. Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, which requires management to employ reasonable estimation methods and (ii) recovery rates from leach stockpiles can vary significantly. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade contained in the material delivered to the mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes. At December 31, 2011, estimated consolidated recoverable copper was 3.1 billion pounds in leach stockpiles (with a carrying value of $2.4 billion) and 1.3 billion pounds in mill stockpiles (with a carrying value of $604 million).

Environmental Obligations. Our mining, exploration, production and historical operating activities are subject to stringent laws and regulations governing the protection of the environment, and compliance with those laws requires significant expenditures. Environmental expenditures for closed facilities and closed portions of operating facilities are expensed or capitalized depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Refer to Note 1 for discussion of our accounting policy for environmental expenditures.

Accounting for environmental obligations represents a critical accounting estimate because changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations. We review changes in facts and circumstances associated with our environmental and reclamation obligations at least quarterly. Judgments and estimates are based upon available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates and changes in the anticipated scope and timing of remediation activities), required remediation methods and actions by or against governmental agencies or private parties.

At December 31, 2011, environmental obligations recorded in our consolidated balance sheets totaled approximately $1.5 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs and for estimated future costs associated with environmental matters at closed facilities and closed portions of certain operating facilities.

Following is a summary of changes in our estimated environmental obligations for the years ended December 31 (in millions):

	2011	2010	2009
Balance at beginning of year	$1,422	$1,464	$1,401
Accretion expense[a]	88	97	102
Additions	132	19	40
Reductions	(68)	—	(3)
Spending	(121)	(158)	(76)
Balance at end of year	$1,453	$1,422	$1,464

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of Freeport-McMoRan Corporation (FMC, formerly Phelps Dodge Corporation), which were determined on a discounted cash flow basis.

Refer to Note 13 for further discussion of environmental obligations.

Reclamation and Closure Costs. Reclamation is an ongoing activity that occurs throughout the life of a mine. We record the fair value of our estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and then applying a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. Refer to Note 1 for further discussion of our accounting policy for reclamation and closure costs.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management judgment is required to estimate the extent and timing of expenditures based on life-of-mine planning. Accounting for reclamation and closure costs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting our operations could change, either of which could result in significant changes to our current plans, (iii) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (iv) given the magnitude of our estimated reclamation and closure costs, changes in any or all of these estimates could have a significant impact on our results of operations.

At least annually, we review our ARO estimates for changes in the projected timing of certain reclamation costs, changes in cost estimates and additional AROs incurred during the period. Following is a summary of changes in our AROs for the years ended December 31 (in millions):

	2011	2010	2009
Balance at beginning of year	$856	$731	$712
Liabilities incurred	9	5	12
Revisions to cash flow estimates	48[a]	105[a]	(17)
Accretion expense	58	54	52
Spending	(49)	(38)	(28)
Foreign currency translation adjustment	(1)	(1)	—
Balance at end of year	$921	$856	$731

a. During 2011 and 2010 the revisions to cash flow estimates primarily related to increased costs of near-term closure activities at our Chino mine. Additionally, accelerated timing of closure activities at the Chino mine resulted in revisions to cash flow estimates during 2010.

Refer to Note 13 for further discussion of reclamation and closure costs.

Deferred Taxes. In preparing our annual consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced.

Our valuation allowances totaled $2.4 billion at December 31, 2011, and $2.2 billion at December 31, 2010, and covered all of our U.S. foreign tax credit carryforwards, and a portion of our foreign net operating loss carryforwards, U.S. state net operating loss carryforwards and U.S. minimum tax credit carryforwards. These valuation allowances include $80 million at December 31, 2011, and $59 million at December 31, 2010, for tax benefits that, if recognized, would be credited directly to other comprehensive income. The $167 million increase in the valuation allowance during 2011 was primarily the result of an increase in foreign tax credit carryforwards, partially offset by a decrease in minimum tax credit carryforwards.

Refer to Note 12 for further discussion.

Impairment of Assets. We evaluate our long-lived assets (to be held and used) for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. In evaluating our long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of our individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of discounted estimated future cash flows. The estimated cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near and long-term metal price assumptions, other key assumptions include commodity-based and other input costs; proven and probable reserves, including the timing and cost to develop and produce the reserves; and the use of appropriate escalation and discount rates.

Because the cash flows used to assess recoverability of our long-lived assets and measure fair value of our mining operations require us to make several estimates and assumptions that are subject to risk and uncertainty, changes in these estimates and assumptions could result in the impairment of our long-lived asset values. Events that could result in impairment of our long-lived assets include, but are not limited to, decreases in future metal prices, decreases in estimated recoverable proven and probable reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs.

We did not record asset impairment charges during the three years ended December 31, 2011.

CONSOLIDATED RESULTS

Years Ended December 31,	2011	2010	2009
Financial Data (in millions, except per share amounts)			
Revenues[a,b]	$20,880	$18,982	$15,040
Operating income[b,c]	9,140[d]	9,068	6,503
Net income attributable to FCX common stockholders	4,560[d,e,f]	4,273[e]	2,527[e]
Diluted net income per share attributable to FCX common stockholders	$ 4.78[d,e,f]	$ 4.57[e]	$ 2.93[e]
Diluted weighted-average common shares outstanding	955	949	938
Mining Operating Data			
Copper (recoverable)			
Production (millions of pounds)	3,691	3,908	4,103
Sales, excluding purchases (millions of pounds)	3,698	3,896	4,111
Average realized price per pound	$ 3.86	$ 3.59	$ 2.60
Site production and delivery costs per pound[g]	$ 1.72	$ 1.40	$ 1.12
Unit net cash costs per pound[g]	$ 1.01	$ 0.79	$ 0.55
Gold (recoverable)			
Production (thousands of ounces)	1,383	1,886	2,664
Sales, excluding purchases (thousands of ounces)	1,378	1,863	2,639
Average realized price per ounce	$ 1,583	$ 1,271	$ 993
Molybdenum (recoverable)			
Production (millions of pounds)	83	72	54
Sales, excluding purchases (millions of pounds)	79	67	58
Average realized price per pound	$ 16.98	$ 16.47	$ 12.36

a. Includes the impact of adjustments to provisionally priced concentrate and cathode sales recognized in prior years. Refer to "Revenues" and "Disclosures About Market Risks — Commodity Price Risk" for further discussion.
b. Refer to Note 17 for a summary of revenues and operating income by business segment.
c. We defer recognizing profits on intercompany sales until final sales to third parties occur. Refer to "Operations — Atlantic Copper Smelting & Refining" for a summary of net impacts from changes in these deferrals.
d. Includes charges totaling $116 million ($50 million to net income attributable to common stock or $0.05 per share) primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra.
e. Includes net losses on early extinguishment and conversions of debt totaling $60 million ($0.06 per share) in 2011 associated with the redemption of our $1.1 billion outstanding 8.25% Senior Notes and open-market purchases of Senior Notes, $71 million ($0.07 per share) in 2010 associated with the redemption of our $1.0 billion Senior Floating Rate Notes and open-market purchases of Senior Notes, and $43 million ($0.04 per share) in 2009 associated with the redemption and open-market purchases of Senior Notes. Refer to Note 9 for further discussion.
f. Includes additional taxes of $49 million ($0.05 per share) associated with Peru's new mining tax and royalty regime. Refer to "Provision for Income Taxes" for further discussion.
g. Reflects per pound weighted average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, excluding net noncash and other costs. The 2009 period excludes the results of Africa mining as start-up activities were still under way. For reconciliations of the per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Operations — Unit Net Cash Costs" and to "Product Revenues and Production Costs."

Revenues

Consolidated revenues totaled $20.9 billion in 2011, compared with $19.0 billion in 2010 and $15.0 billion in 2009, and include the sale of copper concentrates, copper cathodes, copper rod, gold, molybdenum and other metals by our North and South America copper mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operations, the sale of copper cathodes and cobalt hydroxide by our Africa mining operations, the sale of molybdenum in various forms by our Molybdenum operations, and the sale of copper cathodes, copper anodes, and gold in anodes and slimes by Atlantic Copper. Our mining revenues for 2011 include sales of copper (78 percent), gold (12 percent) and molybdenum (6 percent).

Following is a summary of year-to-year changes in our consolidated revenues (in millions):

	2011	2010
Consolidated revenues – prior year	$ 18,982	$15,040
Higher (lower) price realizations from mining operations:		
Copper	999	3,779
Gold	430	517
Molybdenum	39	273
Silver	121	44
Cobalt	(24)	—
(Lower) higher sales volumes from mining operations:		
Copper	(711)	(563)
Gold	(616)	(771)
Molybdenum	206	105
Silver	27	(15)
Cobalt	59	195
Unfavorable impacts of net adjustments for prior year provisionally priced sales	(4)	(155)
Higher purchased copper, net of lower purchased molybdenum	258	188
Higher Atlantic Copper revenues	493	599
Other, including intercompany eliminations	621	(254)
Consolidated revenues – current year	$20,880	$18,982

Price Realizations

Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold, molybdenum, silver and cobalt. Realized copper prices averaged $3.86 per pound in 2011, $3.59 per pound in 2010 and $2.60 per pound in 2009. Realized gold prices averaged $1,583 per ounce in 2011, $1,271 per ounce in 2010 and $993 per ounce in 2009. Realized molybdenum prices averaged $16.98 per pound in 2011, $16.47 per pound in 2010 and $12.36 per pound in 2009.

Sales Volumes

2011 compared with 2010. Consolidated sales volumes totaled 3.7 billion pounds of copper, 1.4 million ounces of gold and 79 million pounds of molybdenum in 2011, compared with 3.9 billion pounds of copper, 1.9 million ounces of gold and 67 million pounds of molybdenum in 2010. Lower consolidated copper sales volumes in 2011 primarily reflect lower sales volumes in Indonesia, partly offset by higher sales volumes in North America. Lower consolidated gold sales volumes in 2011 primarily reflect lower Grasberg production. Sales of copper and gold in 2011 were adversely affected by labor disruptions and the temporary suspension of milling operations at PT Freeport Indonesia from damage to the concentrate and fuel pipelines. The estimated impact of the labor and pipeline disruptions totaled 235 million pounds of copper and 275 thousand ounces of gold in 2011. Higher consolidated molybdenum sales volumes in 2011 primarily reflected improved demand. Refer to "Operations" for further discussion of sales volumes at our operating divisions.

2010 compared with 2009. Consolidated sales volumes totaled 3.9 billion pounds of copper, 1.9 million ounces of gold and 67 million pounds of molybdenum in 2010, compared with 4.1 billion pounds of copper, 2.6 million ounces of gold and 58 million pounds of molybdenum in 2009. Lower consolidated copper sales volumes in 2010 primarily resulted from lower ore grades at Grasberg and lower volumes at our North America copper mines, partly offset by additional volumes provided by our Tenke mine in Africa. Lower consolidated gold sales volumes in 2010 primarily reflected lower ore grades at Grasberg from planned mine sequencing. Higher consolidated molybdenum sales volumes in 2010 reflected improved demand.

Provisionally Priced Sales

Substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average spot copper prices (refer to "Disclosures About Market Risks — Commodity Price Risk" for further discussion). Adjustments to the December 31, 2010, provisionally priced copper sales resulted in unfavorable impacts to consolidated revenues of $12 million ($5 million to net income attributable to common stockholders or $0.01 per share) in 2011. Adjustments to the December 31, 2009, provisionally priced copper sales resulted in unfavorable impacts to consolidated revenues of $24 million ($10 million to net income attributable to common stockholders or $0.01 per share) in 2010. Adjustments to the December 31, 2008, provisionally priced copper sales resulted in favorable impacts to consolidated revenues of $132 million ($61 million to net income attributable to common stockholders or $0.07 per share) in 2009.

The year 2011 also reflected unfavorable impacts of $13 million from adjustments to December 31, 2010, provisionally priced gold sales.

Purchased Copper and Molybdenum

From time to time, we purchase copper cathode to be processed by our Rod & Refining segment when production from our North America copper mines does not meet customer demand. The increases in purchased copper in 2011 and 2010, compared with prior years, resulted from higher customer demand and higher copper prices. We also purchase molybdenum concentrates when customer demand requires it. Partly offsetting increases in purchased copper were decreases in purchased molybdenum in 2011 and 2010, compared with prior years.

Atlantic Copper Revenues

The increases in Atlantic Copper's revenues in 2011 and 2010, compared with prior years, primarily reflected higher copper and gold revenues associated with higher copper and gold prices.

Production and Delivery Costs

2011 compared with 2010. Consolidated production and delivery costs totaled $9.9 billion in 2011, compared with $8.3 billion in 2010. Higher production and delivery costs for 2011 primarily reflect increased mining and milling activities in North America, higher input costs at our mining operations, higher costs of concentrate purchases at Atlantic Copper associated with higher copper and gold prices and higher costs of copper cathode purchases in North America associated with higher copper prices.

Consolidated unit site production and delivery costs for our copper mining operations averaged $1.72 per pound of copper in 2011, compared with $1.40 per pound of copper in 2010. Higher site production and delivery costs in 2011 primarily reflected lower copper sales volumes in Indonesia and increased mining and input costs in North and South America and Africa. Consolidated unit net cash costs in 2011 also included $116 million ($0.03 per pound) primarily related to bonuses for new labor agreements and other employee costs in Indonesia and South America. Refer to "Operations — Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant energy, principally diesel, electricity, coal and natural gas. Energy costs approximated 21 percent of our consolidated copper production costs in 2011, and included purchases of approximately 225 million gallons of diesel fuel; 6,475 gigawatt hours of electricity at our North America, South America and Africa copper mining operations (we generate all of our power at our Indonesia mining operation); 650 thousand metric tons of coal for our coal power plant in Indonesia; and 1 million MMBTU (million British thermal units) of natural gas at certain of our North America mines. For 2012, we estimate energy costs will approximate 23 percent of our consolidated copper production costs.

2010 compared with 2009. Consolidated production and delivery costs totaled $8.3 billion in 2010, compared with $7.0 billion in 2009. Higher production and delivery costs for 2010 primarily reflect higher input costs at our mining operations and higher costs of concentrate purchases at Atlantic Copper associated with higher copper prices.

Depreciation, Depletion and Amortization

Consolidated depreciation, depletion and amortization expense totaled $1.0 billion in 2011, 2010 and 2009. Depreciation will vary under the UOP method as a result of increases and decreases in sales volumes and the related UOP rates at our mining operations.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses totaled $415 million in 2011, $381 million in 2010 and $321 million in 2009. Higher selling, general and administrative expenses in 2011, compared with 2010, primarily reflected higher charitable contributions. Approximately half of the increase in selling, general and administrative expenses in 2010, compared with 2009, reflected higher stock-based compensation and other incentive compensation costs related to improved financial performance.

Exploration and Research Expenses

Consolidated exploration and research expenses totaled $271 million in 2011, $143 million in 2010 and $90 million in 2009. We are conducting exploration activities near our existing mines with a focus on opportunities to expand reserves that will support additional future production capacity in the large mineral districts where we currently operate. Exploration results indicate opportunities for significant future potential reserve additions in North and South America and in the Tenke minerals district. The drilling data in North America continue to indicate the potential for expanded sulfide production.

For 2012, exploration and research expenditures are being increased to an estimated $330 million, including approximately $275 million for exploration. Exploration activities will continue to focus primarily on the potential for future reserve additions in our existing minerals districts.

Environmental Obligations and Shutdown Costs

Environmental obligations costs reflect net revisions to our long-term environmental obligations, which will vary from period to period because of changes to environmental laws and regulations and/or circumstances affecting our operations and could result in significant changes in our estimates (refer to "Critical Accounting Estimates — Environmental Obligations" for further discussion). Shutdown costs include care and maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Environmental obligations and shutdown costs totaled $134 million in 2011, $19 million in 2010 and $106 million in 2009 (which also included net restructuring charges of $23 million in 2009). Refer to Note 13 for further discussion of environmental obligations and litigation matters associated with closed facilities or operations.

Interest Expense, Net

Consolidated interest expense (before capitalization) totaled $421 million in 2011, $528 million in 2010 and $664 million in 2009. Lower interest expense primarily reflected the impact of debt repayments during 2011, 2010 and 2009 (refer to Note 9 for discussion of debt repayments).

Capitalized interest is primarily related to our development projects and totaled $109 million in 2011, $66 million in 2010 and $78 million in 2009. Refer to "Operations" for further discussion of current development projects.

Losses on Early Extinguishment of Debt

During 2011, we recorded losses on early extinguishment of debt totaling $68 million ($60 million to net income attributable to common stockholders or $0.06 per share) associated with the redemption of our 8.25% Senior Notes, the revolving credit facilities that were replaced in March 2011 and open-market purchases of our 9.50% Senior Notes.

During 2010, we recorded losses on early extinguishment of debt totaling $81 million ($71 million to net income attributable to common stockholders or $0.07 per share) associated with the redemption of our Senior Floating Rate Notes and open-market purchases of our 8.25%, 8.375% and 9.50% Senior Notes.

During 2009, we recorded losses on early extinguishment of debt totaling $48 million ($43 million to net income attributable to common stockholders or $0.04 per share) associated with the redemption of our 6.875% Senior Notes and open-market purchases of our 8.25%, 8.375% and 8¾% Senior Notes.

Refer to Note 9 for further discussion of these transactions.

Provision for Income Taxes

Following is a summary of the approximate amounts in the calculation of our consolidated provision for income taxes for 2011 and 2010 (in millions, except percentages):

	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Income[a]	Effective Tax Rate	Income Tax Provision	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.	$ 2,112	23%	$ (478)	$ 1,307	19%	$ (244)
South America	3,017	36%	(1,075)[b]	2,995	33%	(999)
Indonesia	2,923	43%	(1,256)	4,069	42%	(1,709)
Africa	357	34%	(120)	395	30%	(118)
Eliminations and other	409	N/A	(158)	(254)	N/A	87
Consolidated FCX	$ 8,818	35%	$ (3,087)	$ 8,512	35%	$ (2,983)

a. Represents income (loss) by geographic location before income taxes and equity in affiliated companies' net earnings.

b. On September 29, 2011, Peru enacted its new mining tax and royalty regime. Under the new regime, companies that do not have stability agreements will be subject to a revised royalty and a special mining tax. Cerro Verde operates under a stability agreement and, therefore, is not subject to the revised royalty and special mining tax until its stability agreement expires on December 31, 2013. The Peruvian government has also created a special mining burden that companies with stability agreements can elect to pay. The special mining burden is levied on profits and is based on a sliding scale of 4 to 13 percent, with a maximum effective rate of 8.79 percent. Cerro Verde will elect to pay this special mining burden during the remaining term of its stability agreement. As a result, Cerro Verde recognized additional current and deferred tax expense of $53 million ($49 million net of noncontrolling interests) in 2011. The deferred portion of this accrual relates primarily to the assets recorded in connection with the 2007 acquisition of FMC.

Our estimated consolidated effective tax rate for 2012 will vary with commodity price changes and the mix of income from international and U.S. operations. Assuming average prices of $3.50 per pound for copper, $1,600 per ounce for gold, $13 per pound for molybdenum and current sales volume and cost estimates, we estimate our annual consolidated effective tax rate will approximate 34 percent.

Following is a summary of the approximate amounts in the calculation of our consolidated provision for income taxes for 2009 (in millions, except percentages):

	Year Ended December 31, 2009		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.	$ 98	36%	$ (35)[b]
South America	2,010	32%	(650)
Indonesia	4,000	42%	(1,697)
Africa	(60)	25%	15
Eliminations and other	(232)	N/A	60
Consolidated FCX	$5,816	40%[c]	$(2,307)

a. Represents income (loss) by geographic location before income taxes and equity in affiliated companies' net earnings.

b. Includes a favorable adjustment totaling $43 million resulting from completion of a review of U.S. deferred income tax accounts.

c. The difference between our consolidated effective income tax rate of 40 percent and the U.S. federal statutory rate of 35 percent primarily was attributable to the high proportion of income earned in Indonesia, which was taxed at an effective tax rate of 42 percent.

Refer to Note 12 for further discussion of income taxes.

OPERATIONS

North America Copper Mines

We currently operate seven copper mines in North America — Morenci, Bagdad, Safford, Sierrita and Miami in Arizona, and Tyrone and Chino in New Mexico. All of these mining operations are wholly owned, except for Morenci, an unincorporated joint venture in which we own an 85 percent undivided interest.

The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and solution extraction/electrowinning (SX/EW) operations. Molybdenum concentrate is also produced by certain of our North America copper mines (primarily Sierrita, Bagdad and Morenci). A majority of the copper produced at our North America copper mines is cast into copper rod by our Rod & Refining operations. The remainder of our North America copper sales is primarily in the form of copper cathode or copper concentrate.

Operating and Development Activities. During 2011 and 2010, we increased production at our North America copper mines, which had been curtailed in late 2008 because of weak market conditions. Further discussion of the development projects at our North America copper mines is presented below.

We also have a number of opportunities to invest in additional production capacity at several of our North America copper mines. Exploration results in recent years indicate the potential for additional sulfide development in North America.

Morenci Mine Ramp-up and Mill Restart. During second-quarter 2011, we completed the ramp up of Morenci's mining rates to 635,000 metric tons of ore per day and milling rates to approximately 50,000 metric tons of ore per day, resulting in increased copper production of approximately 125 million pounds of copper per year.

We are advancing a feasibility study to expand mining and milling capacity at Morenci to process additional sulfide ore identified through exploratory drilling. This project, which would require significant investment, would increase milling rates from the current level of 50,000 metric tons of ore per day to approximately 115,000 metric tons of ore per day and target incremental annual copper production of approximately 225 million pounds. Completion of the feasibility study is expected in the first half of 2012.

Chino Restart. During 2011, mining and milling activities were restarted at the Chino mine. Production at Chino, which totaled 69 million pounds of copper in 2011, is expected to increase to approximately 200 million pounds of copper per year by 2014. Costs for the project associated with equipment and mill refurbishment are expected to approximate $175 million. Project costs of $105 million have been incurred as of December 31, 2011.

Miami Restart. The ramp up of mining activities at the Miami mine is complete. Production at Miami totaled 66 million pounds of copper in 2011 and is expected to be similar in 2012.

Safford Sulphur Burner. During 2011, we completed construction of the $150 million sulphur burner project at the Safford mine, which is providing a more cost-effective source of sulphuric acid used in SX/EW operations and lower transportation costs.

Twin Buttes. In December 2009, we purchased the Twin Buttes copper mine, which ceased operations in 1994, and is adjacent to our Sierrita mine. The purchase provides significant synergies in the Sierrita minerals district, including the potential for expanded mining activities and access to material that can be used for Sierrita tailings and stockpile reclamation purposes. We are conducting drilling on the property and metallurgical studies to support a feasibility study expected to commence in 2012.

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31.

	2011	2010	2009
Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	1,258	1,067	1,147
Sales, excluding purchases	1,247	1,085	1,187
Average realized price per pound	$ 3.99	$ 3.42	$ 2.38
Molybdenum (millions of recoverable pounds)			
Production[a]	35	25	25
100% Operating Data			
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	888,300	648,800	589,400
Average copper ore grade (percent)	0.24	0.24	0.29
Copper production (millions of recoverable pounds)	801	746	859
Mill operations			
Ore milled (metric tons per day)	222,800	189,200	169,900
Average ore grade (percent):			
Copper	0.38	0.32	0.33
Molybdenum	0.03	0.03	0.02
Copper recovery rate (percent)	83.1	83.0	86.0
Production (millions of recoverable pounds):			
Copper	549	398	364
Molybdenum	35	25	25

a. Reflects molybdenum production from certain of our North America copper mines. Sales of molybdenum are reflected in the Molybdenum division.

2011 compared with 2010. Copper sales volumes from our North America copper mines increased to 1.2 billion pounds in 2011, compared with 1.1 billion pounds in 2010, primarily reflecting increased production at the Morenci, Miami and Chino mines.

Copper sales volumes from our North America copper mines are expected to approximate 1.3 billion pounds in 2012. Molybdenum production from our North America copper mines is expected to approximate 30 million pounds in 2012.

2010 compared with 2009. Copper sales volumes from our North America copper mines decreased to 1.1 billion pounds in 2010, compared with 1.2 billion pounds in 2009, primarily because of anticipated lower ore grades at Safford and Sierrita, lower mill throughput because of unscheduled crusher maintenance at Bagdad and mill maintenance at Sierrita.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following tables summarize unit net cash costs and gross profit per pound at the North America copper mines for the years ended December 31. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2011			2010		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 3.99	$ 3.99	$15.72	$ 3.42	$ 3.42	$15.60
Site production and delivery, before net noncash and other costs shown below	1.78	1.60	6.86	1.50	1.35	7.95
By-product credits[a]	(0.48)	—	—	(0.35)	—	—
Treatment charges	0.11	0.10	—	0.09	0.09	—
Unit net cash costs	1.41	1.70	6.86	1.24	1.44	7.95
Depreciation, depletion and amortization	0.21	0.20	0.39	0.24	0.22	0.54
Noncash and other costs, net	0.07	0.07	0.05	0.12	0.12	0.01
Total unit costs	1.69	1.97	7.30	1.60	1.78	8.50
Revenue adjustments	—	—	—	—	—	—
Idle facility and other non-inventoriable costs	(0.06)	(0.06)	(0.04)	(0.08)	(0.08)	(0.02)
Gross profit per pound	$ 2.24	$ 1.96	$ 8.38	$ 1.74	$ 1.56	$ 7.08
Copper sales (millions of recoverable pounds)	1,244	1,244		1,082	1,082	
Molybdenum sales (millions of recoverable pounds)[b]			35			25

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Reflects molybdenum produced by certain of our North America copper mines.

Unit net cash costs (net of by-product credits) for our North America copper mines increased to $1.41 per pound of copper in 2011, compared with $1.24 per pound in 2010, primarily reflecting higher site production and delivery costs ($0.28 per pound) resulting from increased mining and milling activities and higher input costs. Partly offsetting higher site production and delivery costs were higher molybdenum credits ($0.13 per pound) primarily resulting from higher molybdenum volumes.

Our operating North America copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-products and other factors. During 2011, average unit net cash costs for the North America copper mines ranged from a net cost of $0.41 per pound to $1.97 per pound at the individual mines and averaged $1.41 per pound. Assuming achievement of current sales volume and cost estimates and an average price of $13 per pound of molybdenum for 2012, we estimate that average unit net cash costs (net of by-product credits) for our North America copper mines would approximate $1.67 per pound of copper in 2012. North America's average unit net cash costs for 2012 would change by approximately $0.04 per pound for each $2 per pound change in the average price of molybdenum during 2012. Higher projected unit net cash costs in 2012, compared with 2011, primarily reflect higher mining and milling rates and lower by-product credits associated with lower molybdenum grades and prices, partly offset by higher projected copper volumes.

	2010			2009		
	By-Product	Co-Product Method		By-Product	Co-Product Method	
	Method	Copper	Molybdenum[a]	Method	Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 3.42	$ 3.42	$15.60	$ 2.38	$ 2.38	$10.96
Site production and delivery, before net noncash and other costs shown below	1.50	1.35	7.95	1.25	1.15	5.67
By-product credits[a]	(0.35)	—	—	(0.23)	—	—
Treatment charges	0.09	0.09	—	0.09	0.09	—
Unit net cash costs	1.24	1.44	7.95	1.11	1.24	5.67
Depreciation, depletion and amortization	0.24	0.22	0.54	0.22	0.21	0.40
Noncash and other costs, net	0.12	0.12	0.01	0.11	0.11	0.07
Total unit costs	1.60	1.78	8.50	1.44	1.56	6.14
Revenue adjustments	—	—	—	0.08	0.08	—
Idle facility and other non-inventoriable costs	(0.08)	(0.08)	(0.02)	(0.08)	(0.08)	—
Gross profit per pound	$ 1.74	$ 1.56	$ 7.08	$ 0.94	$ 0.82	$ 4.82
Copper sales (millions of recoverable pounds)	1,082	1,082		1,185	1,185	
Molybdenum sales (millions of recoverable pounds)[b]			25			25

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Reflects molybdenum produced by certain of our North America copper mines.

Unit net cash costs (net of by-product credits) for our North America copper mines increased to $1.24 per pound of copper in 2010, compared with $1.11 per pound in 2009, primarily reflecting higher site production and delivery costs ($0.25 per pound) associated with higher input costs and increased mining and milling activities at certain mines. Partly offsetting these higher costs were higher molybdenum credits ($0.12 per pound) primarily resulting from higher molybdenum prices.

Some of our U.S. copper rod customers request a fixed market price instead of the COMEX average price in the month of shipment. We hedge this price exposure in a manner that allows us to receive market prices in the month of shipment while the customer pays the fixed price they requested. Because these contracts previously did not meet the criteria to qualify for hedge accounting, revenue adjustments in 2009 reflected unrealized gains on these copper derivative contracts (refer to Note 15 for further discussion).

South America Mining

We operate four copper mines in South America — Cerro Verde in Peru, and El Abra, Candelaria and Ojos del Salado in Chile. We own a 53.56 percent interest in Cerro Verde, a 51 percent interest in El Abra and an 80 percent interest in both Candelaria and Ojos del Salado.

South America mining includes open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. Production from our South America mines is sold as copper concentrate or copper cathode under long-term contracts. Our South America mines ship a portion of their copper concentrate inventories to Atlantic Copper, an affiliated smelter. In addition to copper, the Cerro Verde mine also produces molybdenum concentrates, and the Candelaria and Ojos del Salado mines also produce gold and silver.

Operating and Development Activities. *El Abra Sulfide.* During 2011, we commenced production from El Abra's newly commissioned stacking and leaching facilities to transition from production of oxide to sulfide ores. Production from the sulfide ore will approximate 300 million pounds of copper per year, replacing the depleting oxide copper production. The aggregate capital investment for this project is expected to total $725 million through 2015, of which approximately $580 million is for the initial phase of the project that is expected to be completed in first-quarter 2012. Project costs of $513 million have been incurred as of December 31, 2011 ($152 million during 2011).

We are also engaged in pre-feasibility studies for a potential large-scale milling operation at El Abra to process additional sulfide material and to achieve higher recoveries. Exploration results at El Abra indicate the potential for a significant sulfide resource. Exploration activities are continuing.

Cerro Verde Expansion. At Cerro Verde, plans for a large-scale concentrator expansion continue to be advanced. The approximate $4 billion project would expand the concentrator facilities from 120,000 metric tons of ore per day to 360,000 metric tons of ore per day and provide incremental annual production of approximately 600 million pounds of copper and 15 million pounds of molybdenum beginning in 2016. An environmental impact assessment was filed in fourth-quarter 2011.

An agreement has been reached with the Regional Government of Arequipa, the National Government, Servicio de Agua Potable y Alcantarillado de Arequipa S. A. (SEDAPAR) and other local institutions to allow Cerro Verde to finance the engineering and construction of a wastewater treatment plant for Arequipa, should Cerro Verde proceed with the expansion. Once Cerro Verde obtains a license for the treated water, it would be used to supplement existing water supplies to support the potential concentrator expansion.

Candelaria Water. As part of our overall strategy to supply water to the Candelaria mine, we completed construction of a pipeline to bring water from a nearby water treatment facility. In addition, we have completed engineering and began construction for a desalination plant that will supply Candelaria's longer term water needs. The plant is expected to be completed in early 2013 at a capital investment of approximately $300 million. Project costs of $126 million have been incurred as of December 31, 2011 ($120 million during 2011).

Other Matters. In fourth-quarter 2011, there was an approximate two-month labor strike at Cerro Verde during the negotiation of a new labor agreement. The strike did not have a significant impact on production, and a new three-year agreement with the union was reached in late December 2011. Also during fourth-quarter 2011, El Abra negotiated a new four-year labor agreement with its union, which will replace the agreement scheduled to expire in July 2012. In December 2011, bonuses totaling $50 million were paid to employees at Cerro Verde and El Abra pursuant to the new labor agreements.

Operating Data. Following is summary operating data for the South America mining operations for the years ended December 31.

	2011	2010	2009
Copper (millions of recoverable pounds)			
Production	1,306	1,354	1,390
Sales	1,322	1,335	1,394
Average realized price per pound	$ 3.77	$ 3.68	$ 2.70
Gold (thousands of recoverable ounces)			
Production	101	93	92
Sales	101	93	90
Average realized price per ounce	$ 1,580	$ 1,263	$ 982
Molybdenum (millions of recoverable pounds)			
Production[a]	10	7	2
SX/EW operations			
Leach ore placed in stockpiles (metric tons per day)	245,200	268,800	258,200
Average copper ore grade (percent)	0.50	0.41	0.45
Copper production (millions of recoverable pounds)	439	504	565
Mill operations			
Ore milled (metric tons per day)	189,200	188,800	181,300
Average ore grade:			
Copper (percent)	0.66	0.65	0.66
Gold (grams per metric ton)	0.12	0.10	0.10
Molybdenum (percent)	0.02	0.02	0.02
Copper recovery rate (percent)	89.6	90.0	88.9
Production (recoverable):			
Copper (millions of pounds)	867	850	825
Gold (thousands of ounces)	101	93	92
Molybdenum (millions of pounds)	10	7	2

a. Reflects molybdenum production from the Cerro Verde mine. Sales of molybdenum are reflected in the Molybdenum division.

2011 compared with 2010. Copper sales volumes from our South America mining operations totaled 1.3 billion pounds in 2011 and 2010, primarily reflecting lower mining rates at El Abra as it transitions from oxide to sulfide ores, partially offset by higher ore grades at Candelaria.

Consolidated sales volumes from our South America mines are expected to approximate 1.3 billion pounds of copper and 100 thousand ounces of gold in 2012, slightly lower than 2011 sales. Lower projected ore grades at Cerro Verde and Candelaria in 2012 are expected to be partly offset by higher production at El Abra. Molybdenum production from Cerro Verde is expected to approximate 10 million pounds in 2012.

2010 compared with 2009. Copper sales volumes from our South America mining operations decreased to 1.3 billion pounds in 2010, compared with 1.4 billion in 2009, primarily reflecting anticipated lower ore grades at El Abra.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following tables summarize unit net cash costs and gross profit per pound at our South America mining operations for the years ended December 31. These tables reflect unit net cash costs per pound of copper under the by-product and co-product methods as our South America mining operations also had small amounts of molybdenum, gold and silver sales. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2011		2010	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.77	$ 3.77	$ 3.68	$ 3.68
Site production and delivery, before net noncash and other costs shown below	1.38[a]	1.27	1.21	1.14
By-product credits	(0.35)	—	(0.21)	—
Treatment charges	0.17	0.17	0.15	0.15
Unit net cash costs	1.20	1.44	1.15	1.29
Depreciation, depletion and amortization	0.20	0.18	0.19	0.18
Noncash and other costs, net	0.02	0.02	0.01	0.01
Total unit costs	1.42	1.64	1.35	1.48
Revenue adjustments, primarily for pricing on prior period open sales	0.01	—	(0.01)	(0.01)
Other non-inventoriable costs	(0.04)	(0.03)	(0.04)	(0.04)
Gross profit per pound	$ 2.32	$ 2.10	$ 2.28	$ 2.15
Copper sales (millions of recoverable pounds)	1,322	1,322	1,335	1,335

a. Includes impacts of $50 million ($0.04 per pound) associated with bonuses paid at Cerro Verde and El Abra pursuant to the new labor agreements.

Unit net cash costs (net of by-product credits) for our South America mining operations increased to $1.20 per pound of copper in 2011, compared with $1.15 per pound in 2010, primarily reflecting higher site production and delivery costs ($0.17 per pound) associated with higher input costs and the impact of bonuses paid pursuant to new labor agreements, partially offset by higher gold, molybdenum and silver credits ($0.14 per pound).

Our South America mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-products and other factors. During 2011, unit net cash costs for the South America mines ranged from $0.93 per pound to $1.67 per pound at the individual mines and averaged $1.20 per pound. Assuming achievement of current sales volume and cost estimates and average prices of $1,600 per ounce of gold and $13 per pound of molybdenum in 2012, we estimate that average unit net cash costs (net of by-product credits) for our South America mining operations would approximate $1.41 per pound of copper in 2012. Higher projected unit net cash costs in 2012, compared with 2011, primarily reflect increases in input costs, including labor and energy, lower by-product credits and slightly lower projected volumes.

	2010		2009	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.68	$ 3.68	$ 2.70	$ 2.70
Site production and delivery, before net noncash and other costs shown below	1.21	1.14	1.08	1.02
By-product credits	(0.21)	—	(0.11)	—
Treatment charges	0.15	0.15	0.15	0.15
Unit net cash costs	1.15	1.29	1.12	1.17
Depreciation, depletion and amortization	0.19	0.18	0.20	0.19
Noncash and other costs, net	0.01	0.01	0.02	0.02
Total unit costs	1.35	1.48	1.34	1.38
Revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	0.08	0.08
Other non-inventoriable costs	(0.04)	(0.04)	(0.02)	(0.02)
Gross profit per pound	$ 2.28	$ 2.15	$ 1.42	$ 1.38
Copper sales (millions of recoverable pounds)	1,335	1,335	1,394	1,394

Unit net cash costs (net of by-product credits) for our South America mining operations increased to $1.15 per pound of copper in 2010, compared with $1.12 per pound in 2009, primarily reflecting higher site production and delivery costs ($0.13 per pound) associated with higher input costs and the impact of higher copper prices on profit sharing programs. Partly offsetting higher site production and delivery costs were higher molybdenum, gold and silver credits ($0.10 per pound) associated with higher molybdenum volumes and prices and higher gold prices.

Indonesia Mining

Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. We own 90.64 percent of PT Freeport Indonesia, including 9.36 percent through our wholly owned subsidiary, PT Indocopper Investama.

PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver. Substantially all of PT Freeport Indonesia's copper concentrates are sold under long-term contracts, of which approximately one-half is sold to affiliated smelters, Atlantic Copper and PT Smelting (PT Freeport Indonesia's 25-percent owned copper smelter and refinery in Indonesia — refer to Note 2 for further discussion), and the remainder to other customers.

Refer to Note 2 for further discussion of our joint ventures with Rio Tinto plc and to Note 14 for further discussion of PT Freeport Indonesia's Contract of Work with the Government of Indonesia. Refer to "Risk Factors" contained in Part I, Item 1A of our annual report on Form 10-K for the year ended December 31, 2011, for discussion of risks associated with operations in Indonesia.

Development Activities. We have several projects in progress in the Grasberg minerals district, primarily related to the development of the large-scale, high-grade underground ore bodies located beneath and nearby the Grasberg open pit. In aggregate, these underground ore bodies are expected to ramp up to approximately 240,000 metric tons of ore per day following the currently anticipated transition from the Grasberg open pit in 2016. Over the next five years, aggregate capital spending on these projects is expected to average $700 million per year ($550 million per year net to PT Freeport Indonesia). Considering the long-term nature and large size of these projects, actual costs could differ materially from these estimates.

The following provides additional information on these projects, including the continued development of the Common Infrastructure project, the Grasberg Block Cave and Big Gossan underground mines and development of the Deep Mill Level Zone (DMLZ) ore body that lies below the Deep Ore Zone (DOZ) underground mine.

Common Infrastructure and Underground Mines. In 2004, PT Freeport Indonesia commenced its Common Infrastructure project to provide access to its large undeveloped underground ore bodies located in the Grasberg minerals district through a tunnel system located approximately 400 meters deeper than its existing underground tunnel system. In addition to providing access to our underground ore bodies, the tunnel system will enable PT Freeport Indonesia to conduct future exploration in prospective areas associated with currently identified ore bodies. The tunnel system was completed to the Big Gossan terminal and the Big Gossan mine has been brought into production. We have also advanced development of both the DMLZ and Grasberg spurs and have completed the tunneling required to reach these underground ore bodies.

The Grasberg Block Cave underground mine accounts for over one-third of our reserves in Indonesia. Production at the Grasberg Block Cave mine is currently scheduled to commence at the end of mining the Grasberg open pit, which is currently expected to continue until mid-2016. The timing of the transition to underground Grasberg Block Cave mine development will continue to be assessed. Targeted production rates once the Grasberg Block Cave mining operation reaches full capacity are expected to approximate 160,000 metric tons of ore per day.

Aggregate mine development capital for the Grasberg Block Cave mine and associated Common Infrastructure is expected to approximate $4.2 billion (incurred from 2008 to 2021), with PT Freeport Indonesia's share totaling approximately $3.8 billion. Aggregate project costs totaling $569 million have been incurred through December 31, 2011 ($309 million during 2011).

Big Gossan. The Big Gossan underground mine is a high-grade deposit located near PT Freeport Indonesia's existing milling complex. The Big Gossan mine is being developed as an open-stope mine with backfill consisting of mill tailings and cement, an established mining methodology. Production, which began in fourth-quarter 2010, is designed to ramp up to 7,000 metric tons of ore per day by mid-2013 (equal to average annual aggregate incremental production of 125 million pounds of copper and 65,000 ounces of gold, with PT Freeport Indonesia receiving 60 percent of these amounts). The aggregate capital investment for this project is currently estimated at approximately $550 million, with PT Freeport Indonesia's share totaling approximately $518 million. Aggregate project costs of $494 million have been incurred through December 31, 2011 ($50 million during 2011).

DMLZ. The DMLZ ore body lies below the DOZ mine at the 2,590-meter elevation and represents the downward continuation of mineralization in the Ertsberg East Skarn system and neighboring Ertsberg porphyry. We plan to mine the ore body using a block-cave method with production beginning in 2015, near completion of mining at the DOZ mine. Drilling efforts continue to determine the extent of this ore body. We continue to develop the Common Infrastructure project and tunnels from mill level. In 2009, we completed a portion of the spur to the DMLZ mine and reached the edge of the DMLZ terminal and development continued on terminal infrastructure and mine access in 2011. Aggregate mine development capital costs for the DMLZ are expected to approximate $2.2 billion (incurred from 2009 to 2020), with PT Freeport Indonesia's share totaling approximately $1.3 billion. Aggregate project costs totaling $269 million have been incurred through December 31, 2011 ($166 million during 2011). Targeted production rates once the DMLZ mining operation reaches full capacity are expected to approximate 80,000 metric tons of ore per day.

Other Matters. During 2011, PT Freeport Indonesia was adversely affected by labor disruptions, including the eight-day work stoppage in July 2011 and the approximate three-month strike that concluded in December 2011. Additionally, PT Freeport Indonesia's milling operations were temporarily suspended during fourth-quarter 2011 because of damage to concentrate and fuel pipelines resulting from civil unrest that occurred during the strike. Repairs to the damaged pipelines are substantially complete, and PT Freeport Indonesia has begun ramping up production. PT Freeport Indonesia is working cooperatively with the Government of Indonesia to address security issues. Maintaining security is a requirement of returning to normal operations. Although a new labor agreement has been reached, we are experiencing work interruptions in connection with our efforts to resume normal operations at PT Freeport Indonesia. PT Freeport Indonesia is complying with the terms of the new labor agreement with its union. Certain of the returning workers have engaged in acts of violence and intimidation against workers and supervisory personnel who did not participate in the strike. On February 23, 2012, the union indicated that it will engage in a work stoppage and we temporarily suspended operations to protect our employees and assets following the incidents of intimidation and threats within the workforce. We are working with union officials and government authorities to resolve the ongoing issues. The work interruptions and temporary suspension of operations at PT Freeport Indonesia may impact our ability to achieve projected sales volumes, unit net cash costs and operating cash flows in 2012.

In mid-December 2011, the financial terms of a new two-year labor agreement for PT Freeport Indonesia were reached. Pursuant to the terms, PT Freeport Indonesia agreed to increase base wages by 24 percent in the first year and 13 percent in the second year (equivalent to a 40 percent increase over two years on a compound basis). PT Freeport Indonesia also paid a bonus equivalent to three months of base wages and agreed to provide other benefits, including enhancements to housing allowances, educational assistance and retirement savings plans. The parties also agreed that future wage negotiations would be based on living costs and the competitiveness of wages within Indonesia. The impact of the terms agreed to in PT Freeport Indonesia's new labor agreement, including the bonuses and other strike-related employee costs, totaled approximately $66 million for 2011.

Between July 2009 and February 2012, there were 32 shooting incidents in and around the Grasberg minerals district, including along the road leading to our mining and milling operations, which resulted in 15 fatalities and 56 injuries. The investigation of these matters is continuing. We have taken precautionary measures, including limiting use of the road to secured convoys. The Indonesian government has responded with additional security forces and expressed a commitment to protect the safety of the community and our operations. Prolonged limitations on access to the road could adversely affect operations at the mine. The safety of our workforce is a critical concern, and PT Freeport Indonesia is working cooperatively with the Government of Indonesia to address security issues.

Operating Data. Following is summary operating data for our Indonesia mining operations for the years ended December 31.

	2011	2010	2009
Operating Data, Net of Joint Venture Interest			
Copper (millions of recoverable pounds)			
Production	846	1,222	1,412
Sales	846	1,214	1,400
Average realized price per pound	$ 3.85	$ 3.69	$ 2.65
Gold (thousands of recoverable ounces)			
Production	1,272	1,786	2,568
Sales	1,270	1,765	2,543
Average realized price per ounce	$ 1,583	$ 1,271	$ 994
100% Operating Data			
Ore milled (metric tons per day):[a]			
Grasberg open pit	112,900	149,800	166,300
DOZ underground mine	51,700	79,600	72,000
Big Gossan underground mine	1,500	800	—
Total	166,100	230,200	238,300
Average ore grade:			
Copper (percent)	0.79	0.85	0.98
Gold (grams per metric ton)	0.93	0.90	1.30
Recovery rates (percent):			
Copper	88.3	88.9	90.6
Gold	81.2	81.7	83.7
Production (recoverable):			
Copper (millions of pounds)	882	1,330	1,641
Gold (thousands of ounces)	1,444	1,964	2,984

a. Amounts represent the approximate average daily throughput processed at PT Freeport Indonesia's mill facilities from each producing mine.

2011 compared with 2010. Sales volumes from our Indonesia mining operations declined to 846 million pounds of copper and 1.3 million ounces of gold in 2011, compared with 1.2 billion pounds of copper and 1.8 million ounces of gold in 2010. Lower copper and gold sales volumes in 2011 primarily reflect the impact of labor-related disruptions and the temporary suspension of milling operations in fourth-quarter 2011 because of damage to the concentrate and fuel pipelines. The estimated impact of the labor and pipeline disruptions (net to PT Freeport Indonesia), including the eight-day strike in July 2011, totaled approximately 235 million pounds of copper and approximately 275 thousand ounces of gold.

At the Grasberg open pit, the sequencing of mining areas with varying ore grades also causes fluctuations in the timing of ore production resulting in varying quarterly and annual sales of copper and gold. Consolidated sales volumes from our Indonesia mining operations are expected to approximate 930 million pounds of copper and 1.1 million ounces of gold for 2012. Gold sales in 2012 are projected to be lower than in 2011 because of mining in a lower grade section of the Grasberg open pit in 2012. Indonesia's projected sales volumes for the year 2012 (which includes 210 million pounds of copper and 400 thousand ounces of gold in first-quarter 2012) are under review. The achievement of projected 2012 sales volumes depends on a number of factors, including the timing of restoring full operations at Grasberg following the extended disruption in 2011 and because of recent work interruptions and the temporary suspension of operations.

2010 compared with 2009. Sales volumes from our Indonesia mining operations decreased to 1.2 billion pounds of copper and 1.8 million ounces of gold in 2010, compared with 1.4 billion pounds of copper and 2.5 million ounces of gold in 2009. Lower copper and gold sales volumes in 2010 primarily reflected mining in a lower grade section of the Grasberg open pit during the first half of 2010.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper/per Ounce of Gold. The following tables summarize the unit net cash costs (credits) and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the years ended December 31. Refer to "Production Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs (credits) per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2011			2010		
	By-Product Method	Co-Product Method Copper	Co-Product Method Gold	By-Product Method	Co-Product Method Copper	Co-Product Method Gold
Revenues, excluding adjustments	$ 3.85	$ 3.85	$1,583	$ 3.69	$ 3.69	$1,271
Site production and delivery, before net noncash and other costs shown below	2.21[a]	1.34	551	1.53	1.01	347
Gold and silver credits	(2.47)	—	—	(1.92)	—	—
Treatment charges	0.19	0.11	46	0.22	0.15	50
Royalty on metals	0.16	0.10	41	0.13	0.08	29
Unit net cash costs (credits)	0.09	1.55	638	(0.04)	1.24	426
Depreciation and amortization	0.25	0.16	63	0.21	0.14	48
Noncash and other costs, net	0.04	0.02	10	0.04	0.02	9
Total unit costs	0.38	1.73	711	0.21	1.40	483
Revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	(13)	(0.01)	(0.01)	1
Gross profit per pound/ounce	$ 3.46	$ 2.11	$ 859	$ 3.47	$ 2.28	$ 789
Copper sales (millions of recoverable pounds)	846	846		1,214	1,214	
Gold sales (thousands of recoverable ounces)			1,270			1,765

a. Includes impacts of $66 million ($0.08 per pound) associated with bonuses and other strike-related costs.

Unit net cash costs (net of gold and silver credits) for our Indonesia mining operations averaged $0.09 per pound of copper in 2011, compared with a net credit of $0.04 per pound in 2010. Higher unit net cash costs primarily reflected higher site production and delivery costs ($0.68 per pound) primarily from lower copper sales volumes and the impact of bonuses and other strike-related costs, partially offset by higher gold and silver credits ($0.55 per pound).

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold.

Assuming achievement of current sales volume and cost estimates, and an average gold price of $1,600 per ounce for 2012, we estimate that average unit net cash costs for Indonesia (net of gold and silver credits) would approximate $0.98 per pound of copper for the year 2012. Indonesia's unit net cash costs for 2012 would change by $0.06 per pound for each $50 per ounce change in the average price of gold during 2012. Higher projected unit net cash costs in 2012, compared with 2011, primarily reflect higher input costs, including labor and energy, and lower by-product credits, partly offset by higher projected copper volumes. Quarterly unit net cash costs are expected to vary significantly with variations in quarterly metal sales volumes.

	2010			2009		
	By-Product Method	Co-Product Method		By-Product Method	Co-Product Method	
		Copper	Gold		Copper	Gold
Revenues, excluding adjustments	$ 3.69	$ 3.69	$1,271	$ 2.65	$ 2.65	$ 994
Site production and delivery, before net noncash and other costs shown below	1.53	1.01	347	1.05	0.62	232
Gold and silver credits	(1.92)	—	—	(1.86)	—	—
Treatment charges	0.22	0.15	50	0.22	0.13	49
Royalty on metals	0.13	0.08	29	0.10	0.06	23
Unit net cash (credits) costs	(0.04)	1.24	426	(0.49)	0.81	304
Depreciation and amortization	0.21	0.14	48	0.20	0.11	43
Noncash and other costs, net	0.04	0.02	9	0.03	0.02	6
Total unit costs (credits)	0.21	1.40	483	(0.26)	0.94	353
Revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	1	0.04	0.04	2
Gross profit per pound/ounce	$ 3.47	$ 2.28	$ 789	$ 2.95	$ 1.75	$ 643
Copper sales (millions of recoverable pounds)	1,214	1,214		1,400	1,400	
Gold sales (thousands of recoverable ounces)			1,765			2,543

Unit net cash costs (net of gold and silver credits) increased to a net credit of $0.04 per pound of copper in 2010, compared with a net credit of $0.49 per pound in 2009, reflecting higher site production and delivery costs ($0.48 per pound) primarily associated with lower copper sales volumes, higher input costs (including materials, labor and energy), higher maintenance and support costs, and higher cost sharing under joint venture arrangements. Partly offsetting higher site production and delivery costs were higher gold and silver credits ($0.06 per pound) associated with higher gold prices.

Africa Mining

Africa mining consists of the Tenke copper and cobalt mining concessions in the Katanga province of the DRC. The Tenke mine includes surface mining, leaching and SX/EW operations. Copper production from the Tenke mine is sold as copper cathode. In addition to copper, the Tenke mine produces cobalt hydroxide. All Africa mining operations are conducted by Tenke Fungurume Mining S.A.R.L. (TFM).

In October 2010, the Government of the DRC concluded its review of TFM's existing mining contracts and confirmed that they are in good standing. In connection with the review, TFM made several commitments that have been reflected in amendments to its mining contracts, which were signed by the parties in December 2010 (refer to Note 14 for further discussion). In March 2011, the amendments were approved by a ministerial council, and a Presidential Decree, signed by the President and Prime Minister of the DRC, was issued in April 2011. After receiving the required government approval of the modifications to TFM's bylaws that reflect the agreement with the Government of the DRC, our effective ownership interest in the project will be reduced to 56.0 percent prospectively, compared to our current ownership interest of 57.75 percent.

Operating and Development Activities. Our initial investment in the project approximated $2 billion, and we have received loan repayments of approximately $700 million through December 31, 2011.

The milling facilities at Tenke, which were designed to process ore at a rate of 8,000 metric tons of ore per day, continue to perform above capacity, with throughput averaging 11,100 metric tons of ore per day in 2011. Mining rates have been increased to enable additional copper production from the initial project capacity of 250 million pounds of copper per year to ramp up to approximately 290 million pounds of copper per year.

We are undertaking a second phase of the project, which would include optimizing the current plant and increasing capacity. As part of the second phase, we are expanding the mill rate to 14,000 metric tons of ore per day and are constructing related processing facilities that would target the addition of approximately 150 million pounds of copper per year. The approximate $850 million project, which includes mill upgrades, additional mining equipment and a new tank house and sulphuric acid plant expansion, is targeted for completion in 2013. The second phase of the project will be funded with cash generated from operations, and where additional funds are required, we will fund 70 percent and Lundin Mining Corporation will fund 30 percent.

We continue to engage in drilling activities, exploration analyses and metallurgical testing to evaluate the potential of the highly prospective minerals district at Tenke. These analyses are being incorporated in future plans to evaluate opportunities for expansion. Future expansions are subject to a number of factors, including economic and market conditions and the business and investment climate in the DRC.

Operating Data. Following is summary operating data for our Africa mining operations for the years ended December 31.

	2011	2010	2009[a]
Copper (millions of recoverable pounds)			
Production	281	265	154
Sales	283	262	130
Average realized price per pound[b]	$ 3.74	$ 3.45	$ 2.85
Cobalt (millions of recoverable pounds)			
Production	25	20	N/A[c]
Sales	25	20	N/A[c]
Average realized price per pound	$ 9.99	$ 10.95	N/A[c]
Ore milled (metric tons per day)	11,100	10,300	7,300
Average ore grade (percent):			
Copper	3.41	3.51	3.69
Cobalt	0.40	0.40	N/A[c]
Copper recovery rate (percent)	92.5	91.4	92.1

a. Results for 2009 represent mining operations that began production in March 2009.
b. Includes adjustments for point-of-sale transportation costs as negotiated in customer contracts.
c. Comparative results for the 2009 period have not been included as start-up activities were still under way.

2011 compared with 2010. Copper sales volumes from our Africa mining operations increased to 283 million pounds of copper in 2011, compared with 262 million pounds of copper in 2010, primarily reflecting higher production in 2011.

Consolidated sales volumes from our Africa mining operations are expected to approximate 290 million pounds of copper and 25 million pounds of cobalt in 2012.

2010 compared with 2009. Copper sales volumes from our Africa mining operations increased to 262 million pounds of copper in 2010, compared with 130 million pounds of copper in 2009, reflecting higher operating rates and a full year of production in 2010.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Cobalt. The following table summarizes the unit net cash costs and gross profit per pound of copper and cobalt at our Africa mining operations for the years ended December 31. Comparative information for the 2009 period has not been included as start-up activities were still under way. Refer to "Production Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2011			2010		
	By-Product	Co-Product Method		By-Product	Co-Product Method	
	Method	Copper	Cobalt	Method	Copper	Cobalt
Revenues, excluding adjustments[a]	$ 3.74	$ 3.74	$ 9.99	$ 3.45	$ 3.45	$ 10.95
Site production and delivery, before net noncash and other costs shown below	1.57	1.39	5.58	1.40	1.23	5.78
Cobalt credits[b]	(0.58)	—	—	(0.58)	—	—
Royalty on metals	0.08	0.07	0.16	0.08	0.06	0.19
Unit net cash costs	1.07	1.46	5.74	0.90	1.29	5.97
Depreciation, depletion and amortization	0.50	0.42	0.78	0.49	0.41	1.03
Noncash and other costs, net	0.16	0.14	0.25	0.11	0.10	0.23
Total unit costs	1.73	2.02	6.77	1.50	1.80	7.23
Revenue adjustments, primarily for pricing on prior period open sales	—	—	0.06	—	—	0.18
Other non-inventoriable costs	(0.04)	(0.04)	(0.07)	(0.08)	(0.07)	(0.16)
Gross profit per pound	$ 1.97	$ 1.68	$ 3.21	$ 1.87	$ 1.58	$ 3.74
Copper sales (millions of recoverable pounds)	283	283		262	262	
Cobalt sales (millions of contained pounds)			25			20

a. Includes adjustments for point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Unit net cash costs (net of cobalt credits) for our Africa mining operations of $1.07 per pound of copper in 2011 were higher than unit net cash costs of $0.90 per pound of copper in 2010 reflecting higher site production and delivery costs ($0.17 per pound) mostly associated with increased mining and milling activity and higher input costs.

Assuming achievement of current sales volume and cost estimates and an average cobalt price of $12 per pound for 2012, we estimate that average unit net cash costs (net of cobalt credits) would approximate $1.13 per pound of copper in 2012. Higher projected unit net cash costs in 2012, compared with 2011, primarily reflect lower cobalt credits, partly offset by higher projected copper volumes. Africa's unit net cash costs for 2012 would change by $0.11 per pound for each $2 per pound change in the average price of cobalt during 2012.

Molybdenum

We are an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world. Our molybdenum operations include the wholly owned Henderson molybdenum mine in Colorado and related conversion facilities. The Henderson underground mine produces high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. The Molybdenum operations also include the wholly owned Climax molybdenum mine in Colorado (refer to further discussion below); a sales company that purchases and sells molybdenum from our Henderson mine and from certain of our North and South America mines that produce molybdenum; and related conversion facilities that, at times, roast and/or process material on a toll basis for third parties. Toll arrangements require the tolling customer to deliver appropriate molybdenum-bearing material to our facilities for processing into a product that is returned to the customer, who pays us for processing their material into the specified products.

Development Activities. Construction activities at the Climax molybdenum mine are substantially complete, and we plan to commence production during 2012. Production from the Climax mine is expected to ramp up to a rate of 20 million pounds of molybdenum per year during 2013 and, depending on market conditions, may be increased to 30 million pounds of molybdenum per year. We intend to operate our Climax and Henderson molybdenum mines in a flexible manner to meet market requirements. The cost of the initial phase of the project, most of which has been incurred (including $388 million in 2011), approximates $700 million.

Operating Data. Following is summary operating data for the Molybdenum operations for the years ended December 31.

	2011	2010	2009
Molybdenum (millions of recoverable pounds)			
Production[a]	38	40	27
Sales, excluding purchases[b]	79	67	58
Average realized price per pound	$ 16.98	$ 16.47	$ 12.36
Henderson molybdenum mine			
Ore milled (metric tons per day)	22,300	22,900	14,900
Average molybdenum ore grade (percent)	0.24	0.25	0.25
Molybdenum production (millions of recoverable pounds)	38	40	27

a. Reflects production at the Henderson molybdenum mine.
b. Includes sales of molybdenum produced at our North and South America mines.

2011 compared with 2010. Consolidated molybdenum sales volumes increased to 79 million pounds in 2011, compared with 67 million pounds for 2010, primarily reflecting improved demand. For the year 2012, we expect molybdenum sales volumes to approximate 80 million pounds, of which approximately 40 million pounds represents production from our North and South America copper mines.

2010 compared with 2009. As a result of improved market conditions, Henderson operated at approximately 90 percent capacity during 2010, compared with 60 percent capacity during most of 2009. Molybdenum sales volumes increased to 67 million pounds in 2010, compared with 58 million pounds in 2009, reflecting improved demand in the chemicals sector.

Unit Net Cash Costs. Unit net cash costs per pound of molybdenum is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Molybdenum. The following table summarizes the unit net cash costs and gross profit per pound of molybdenum at our Henderson molybdenum mine for the years ended December 31. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2011	2010	2009
Revenues, excluding adjustments	$16.42	$15.89	$12.78
Site production and delivery, before net noncash and other costs shown below	5.46	4.82	5.43
Treatment charges and other	0.88	1.08	1.09
Unit net cash costs	6.34	5.90	6.52
Depreciation, depletion and amortization	0.96	0.83	0.98
Noncash and other costs, net	0.04	0.03	0.04
Total unit costs	7.34	6.76	7.54
Gross profit per pound[a]	$ 9.08	$ 9.13	$ 5.24
Molybdenum sales (millions of recoverable pounds)[b]	38	40	27

a. Gross profit reflects sales of Henderson products based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum division includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.
b. Reflects molybdenum produced by the Henderson molybdenum mine.

Henderson's unit net cash costs were $6.34 per pound of molybdenum in 2011, $5.90 per pound in 2010 and $6.52 per pound in 2009. Henderson's unit net cash costs in 2011 primarily reflect lower volumes and higher input costs, including labor and materials. Henderson's unit net cash costs in 2010 benefited from higher production volumes, partly offset by higher mining costs.

Assuming achievement of current sales volume and cost estimates, we estimate unit net cash costs for Henderson would approximate $7.00 per pound of molybdenum in 2012.

Atlantic Copper Smelting & Refining

Atlantic Copper, our wholly owned subsidiary located in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. During 2011, Atlantic Copper purchased approximately 17 percent of its concentrate requirements from our Indonesia mining operation and approximately 30 percent from our South America mining operations. Through this form of downstream integration, we are assured placement of a significant portion of our concentrate production.

Smelting and refining charges consist of a base rate and, in certain contracts, price participation based on copper prices. Treatment charges for smelting and refining copper concentrates represent a cost to our Indonesia and our South America mining operations, and income to Atlantic Copper and PT Smelting, PT Freeport Indonesia's 25 percent owned smelter and refinery. Thus, higher treatment and refining charges benefit our smelter operations and adversely affect our mining operations in Indonesia and South America (our North America copper mines are not significantly affected by changes in treatment and refining charges because these operations are largely integrated with our Miami smelter located in Arizona).

In May 2011, Atlantic Copper successfully completed a scheduled 26-day maintenance turnaround, which had a $30 million impact on production and delivery costs in 2011. Atlantic Copper's major maintenance turnarounds typically occur approximately every eight years, with short-term maintenance turnarounds in the interim.

Atlantic Copper had operating losses of $69 million in 2011, $37 million in 2010 and $56 million in 2009. The decline in Atlantic Copper's operating results in 2011, compared with 2010, primarily reflects the impact of the May 2011 scheduled maintenance turnaround, lower gold credits and currency exchange rate impacts. Atlantic Copper's operating results in 2010, compared with 2009, primarily reflected higher sulphuric acid and gold revenues associated with higher prices.

We defer recognizing profits on sales from our Indonesia and South America mining operations to Atlantic Copper and on 25 percent of Indonesia mining sales to PT Smelting until final sales to third parties occur. Our net deferred profits on our Indonesia and South America mining operations concentrate inventories at Atlantic Copper and PT Smelting to be recognized in future periods' net income after taxes and noncontrolling interests totaled $42 million at December 31, 2011. Changes in these deferrals attributable to variability in intercompany volumes resulted in a net increase to net income attributable to common stockholders of $139 million ($0.15 per share) in 2011, compared with net reductions of $67 million ($0.07 per share) in 2010 and net additions of $21 million ($0.02 per share) in 2009. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings. Additionally, as PT Freeport Indonesia's operations return to full operating rates, we expect to defer a significant amount of PT Freeport Indonesia's profit on intercompany sales until sales to third parties occur.

CAPITAL RESOURCES AND LIQUIDITY

Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes and other working capital changes and other factors. Strong operating performance and favorable copper and gold prices have enabled us to enhance our financial and liquidity position, reduce debt and pay cash dividends to shareholders, while pursuing future growth opportunities. We view the long-term outlook for our business positively, supported by limitations on supplies of copper and by the requirements for copper in the world's economy, and will continue to adjust our operating strategy as market conditions change.

Cash and Cash Equivalents

At December 31, 2011, we had consolidated cash and cash equivalents of $4.8 billion. The following table reflects the U.S. and international components of consolidated cash and cash equivalents at December 31, 2011 and 2010 (in billions):

	2011	2010
Cash at domestic companies[a]	$ 2.4	$ 1.9
Cash at international operations	2.4	1.8
Total consolidated cash and cash equivalents	4.8	3.7
Less: Noncontrolling interests' share	(0.8)	(0.4)
Cash, net of noncontrolling interests' share	4.0	3.3
Less: Withholding taxes and other	(0.1)	(0.2)
Net cash available	$ 3.9	$ 3.1

a. Includes cash at our parent company and North America operations.

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, working capital or other cash needs. At December 31, 2011, management believed that sufficient liquidity was available in the U.S. With the exception of TFM, we have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends, which are subject to applicable withholding taxes and noncontrolling interests' share.

Operating Activities

Our operating cash flows vary with prices realized from copper, gold and molybdenum sales, our sales volumes, production costs, income taxes and other working capital changes and other factors. During 2011, we generated operating cash flows totaling $6.6 billion, net of $461 million for working capital uses. Operating cash flows in 2010 totaled $6.3 billion, net of $834 million for working capital uses. Operating cash flows in 2009 totaled $4.4 billion, net of $770 million for working capital uses, which included approximately $600 million related to settlement of final pricing with customers on 2008 provisionally priced copper sales. Higher operating cash flows for 2011 and 2010, compared with prior years, primarily reflected higher copper and gold price realizations.

Based on current mine plans and subject to future copper, gold and molybdenum prices, we expect estimated operating cash flows for the year 2012 plus available cash to be greater than our budgeted capital expenditures, expected debt payments, dividends, noncontrolling interest distributions and other cash requirements. Refer to "Outlook" for further discussion of projected 2012 operating cash flows.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $2.5 billion in 2011 (including $1.4 billion for major projects), $1.4 billion in 2010 (including $0.7 billion for major projects) and $1.6 billion in 2009 (including $1.0 billion for major projects and the Twin Buttes property acquisition). The increase in capital expenditures in 2011, compared with 2010, primarily reflected higher capital spending for construction on the Climax molybdenum mine, the underground development projects at Grasberg and the expansion at Tenke. The decrease in capital expenditures in 2010, compared with 2009, primarily reflected lower capital spending for the initial Tenke development project for which construction activities were substantially complete by mid-2009, partly offset by higher spending associated with underground development projects at Grasberg and the sulfide ore project at El Abra.

Capital expenditures for the year 2012 are expected to approximate $4.0 billion (including $2.4 billion for major projects), primarily associated with underground development activities at Grasberg, the expansion at Tenke Fungurume and the concentrator expansion at Cerro Verde. We are also considering additional investments at several of our sites. Capital spending plans will continue to be reviewed and adjusted in response to changes in market conditions and other factors. Refer to "Operations" for further discussion.

Investment in McMoRan Exploration Co. (MMR). In December 2010, we completed the purchase of 500,000 shares of MMR's 5¾% Convertible Perpetual Preferred Stock (the Preferred Stock) for an aggregate purchase price of $500 million. Dividends received in 2011 were recorded as a return of investment because of MMR's reported losses. Refer to Note 6 for further discussion.

Financing Activities

Debt and Equity Transactions. Total debt approximated $3.5 billion at December 31, 2011, $4.8 billion at December 31, 2010, and $6.3 billion at December 31, 2009.

During 2011, we redeemed the remaining $1.1 billion of our outstanding 8.25% Senior Notes. In addition, we made open-market purchases of $35 million of our 9.5% Senior Notes and repaid the remaining $84 million of our 8.75% Senior Notes. During 2010, we redeemed all of our $1 billion Senior Floating Rate Notes and also made open-market purchases of $565 million of our senior notes. During 2009, we redeemed $340 million of our 6.875% Senior Notes and also made open-market purchases of $387 million of our senior notes. Refer to Note 9 for further discussion of these debt repayment transactions.

Since January 1, 2009, we have repaid approximately $3.8 billion of our outstanding debt resulting in estimated annual interest savings of $260 million based on current interest rates.

In February 2012, we sold $3.0 billion in senior notes in three tranches and announced our intent to redeem the remaining $3.0 billion of our 8.375% Senior Notes (refer to Note 20 for further discussion). We estimate annual interest savings associated with the refinancing to approximate $160 million.

On March 30, 2011, we entered into a new senior unsecured revolving credit facility, which replaced the revolving credit facilities that were scheduled to expire on March 19, 2012. This revolving credit facility is available until March 30, 2016, in an aggregate principal amount of $1.5 billion, with $500 million available to PT Freeport Indonesia. At December 31, 2011, we had no borrowings and $44 million of letters of credit issued under the facilities, resulting in availability of approximately $1.5 billion ($956 million of which could be used for additional letters of credit). The revolving credit facility contains covenants that are typical for investment-grade companies, including limitations on liens and subsidiary debt. The credit facility also includes financial ratios governing maximum total leverage and minimum interest coverage.

In February 2009, we completed a public offering of 53.6 million shares of our common stock at an average price of $14.00 per share, which generated gross proceeds of $750 million (net proceeds of approximately $740 million after fees and expenses), which were used for general corporate purposes.

We have an open-market share purchase program for up to 30 million shares, of which 23.7 million shares remain available. There have been no purchases since 2008. The timing of future purchases of our common stock is dependent on many factors, including our operating results; cash flows and financial position; copper, gold and molybdenum prices; the price of our common shares; and general economic and market conditions.

Dividends. Common stock dividends paid totaled $1.4 billion in 2011 and $885 million in 2010. There were no common stock dividends paid in 2009.

After suspending dividends in late 2008, the Board reinstated a cash dividend on our common stock in October 2009 at an annual rate of $0.30 per share ($0.075 per share quarterly). The Board authorized increases in the annual cash dividend to an annual rate of $0.60 per share ($0.15 per share quarterly) in April 2010 and $1.00 per share ($0.25 per share quarterly) in October 2010. The Board also authorized supplemental common stock dividends of $0.50 per share paid in December 2010 and June 2011.

In February 2012, the Board authorized an increase in the cash dividend on our common stock to an annual rate of $1.25 per share ($0.3125 per share quarterly). Dividends are paid quarterly as declared by the Board with the initial quarterly dividend of $0.3125 per share expected to be paid in May 2012. The declaration of dividends is at the discretion of the Board and will depend upon our financial results, cash requirements, future prospects and other factors deemed relevant by the Board. The Board will continue to review our financial policy on an ongoing basis. Based on outstanding common shares of 948 million at December 31, 2011, and the current dividend rate, our estimated regular common stock dividend for 2012 approximates $1.1 billion.

During 2010, our 6¾% Mandatory Convertible Preferred Stock converted into 78.9 million shares of our common stock, and in 2009, we redeemed our 5½% Convertible Perpetual Preferred Stock in exchange for 35.8 million shares of our common stock (refer to Note 11 for further discussion). As a result of these transactions, we no longer have requirements to pay preferred stock dividends. Preferred stock dividends paid totaled $95 million in 2010 representing dividends on our 6¾% Mandatory Convertible Preferred Stock and $229 million in 2009 representing dividends on our 5½% Convertible Perpetual Preferred Stock and 6¾% Mandatory Convertible Preferred Stock.

Cash dividends and distributions paid to noncontrolling interests totaled $391 million in 2011, $816 million in 2010 and $535 million in 2009, reflecting dividends and distributions paid to the noncontrolling interest owners of PT Freeport Indonesia and our South America mines.

CONTRACTUAL OBLIGATIONS

We have contractual and other long-term obligations, including debt maturities, which we expect to fund with available cash, projected operating cash flows, availability under our revolving credit facilities or future financing transactions, if necessary. A summary of these various obligations at December 31, 2011, follows (in millions):

	Total	2012	2013 to 2014	2015 to 2016	Thereafter
Reclamation and environmental obligations[a]	$ 4,975	$ 236	$ 360	$ 272	$4,107
Debt maturities	3,537	4	—	—	3,533
Scheduled interest payment obligations[b]	1,974	285	571	572	546
Take-or-pay contracts[c]	2,085	1,338	397	113	237
Operating lease obligations	200	24	33	27	116
Atlantic Copper obligation to insurance company[d]	49	9	18	19	3
PT Freeport Indonesia mine closure and reclamation fund[e]	17	2	1	1	13
Total[f]	$12,837	$1,898	$1,380	$1,004	$8,555

a. Represents estimated cash payments, on an undiscounted and unescalated basis, associated with reclamation and environmental activities. The timing and the amount of these payments could change as a result of changes in regulatory requirements, changes in scope and costs of reclamation activities, and as actual spending occurs. Refer to Note 13 for additional discussion of environmental and reclamation matters.

b. Scheduled interest payment obligations were calculated using stated coupon rates for fixed-rate debt and interest rates applicable at December 31, 2011, for variable-rate debt. As discussed in Note 20, in February 2012, we sold $3.0 billion in senior notes and announced our intent to redeem the remaining $3.0 billion of our 8.375% Senior Notes. We estimate annual interest savings associated with the refinancing to approximate $160 million.

c. Represents contractual obligations for purchases of goods or services that are defined by us as agreements that are enforceable and legally binding and that specify all significant terms. Take-or-pay contracts primarily comprise the procurement of copper concentrates and cathodes ($1.1 billion), electricity ($338 million), transportation services ($293 million) and oxygen ($128 million). Some of our take-or-pay contracts are settled based on the prevailing market rate for the service or commodity purchased, and in some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates and cathodes provide for deliveries of specified volumes, at market-based prices, primarily to Atlantic Copper and the North America copper mines. Electricity obligations are primarily for contractual minimum demand at the South America and Tenke mines. Transportation obligations are primarily for South America contracted ocean freight and for North America rail freight. Oxygen obligations provide for deliveries of specified volumes, at fixed prices, primarily to Atlantic Copper.

d. In August 2002, Atlantic Copper complied with Spanish legislation by agreeing to fund 7.2 million euros annually for 15 years to an approved insurance company for an estimated 72 million euro contractual obligation to supplement amounts paid to certain retired employees. Atlantic Copper had $39 million recorded for this obligation at December 31, 2011.

e. Represents PT Freeport Indonesia's commitments to contribute amounts to a cash fund designed to accumulate at least $100 million, including interest, by the end of our Indonesia mining activities to be used for mine closure and reclamation.

f. This table excludes certain other obligations in our consolidated balance sheets, including estimated funding for pension obligations as the funding may vary from year to year based on changes in the fair value of plan assets and actuarial assumptions, and accrued liabilities totaling $128 million that relate to unrecognized tax benefits where the timing of settlement is not determinable. This table also excludes purchase orders for the purchase of inventory and other goods and services, as purchase orders typically represent authorizations to purchase rather than binding agreements.

In addition to our debt maturities and other contractual obligations, we have other commitments, which we expect to fund with available cash, projected operating cash flows, available credit facilities or future financing transactions, if necessary. These include (i) PT Freeport Indonesia's commitment to provide one percent of its annual revenue for the development of the local people in its area of operations through the Freeport Partnership Fund for Community Development, (ii) TFM's commitment to provide 0.3 percent of its annual revenue for the development of the local people in its area of operations and (iii) other commercial commitments, including standby letters of credit, surety bonds and guarantees. Refer to Notes 13 and 14 for further discussion.

CONTINGENCIES

Environmental

The cost of complying with environmental laws is a fundamental and substantial cost of our business. At December 31, 2011, we had $1.5 billion recorded in our consolidated balance sheets for environmental obligations attributed to CERCLA or analogous state programs and for estimated future costs associated with environmental matters at closed facilities and closed portions of certain operating facilities. Refer to Note 13 for further information about environmental regulation, including significant environmental matters.

During 2011, we incurred environmental capital expenditures and other environmental costs (including our joint venture partners' shares) of $387 million for programs to comply with applicable environmental laws and regulations that affect our operations, compared to $372 million in 2010 and $289 million in 2009. The increase in environmental costs in 2011 and 2010, compared with 2009, primarily related to the settlement of environmental legal matters (see Note 13 for further discussion). For 2012, we expect to incur approximately $636 million of aggregate environmental capital expenditures and other environmental costs, which are part of our overall 2012 operating budget. The increase compared with 2011 primarily relates to higher spending for ongoing environmental remediation activities and higher environmental capital expenditures. The timing and amount of estimated payments could change as a result of changes in regulatory requirements, changes in scope and costs of reclamation activities, and as actual spending occurs.

Asset Retirement Obligations

We recognize AROs as liabilities when incurred, with the initial measurement at fair value. These liabilities, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to income. Reclamation costs for future disturbances are recorded as an ARO in the period of disturbance. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible, long-lived assets. At December 31, 2011, we had $921 million recorded in our consolidated balance sheets for AROs. Spending on AROs totaled $49 million in 2011, $38 million in 2010 and $28 million in 2009. For 2012, we expect to incur approximately $31 million for aggregate ARO payments. Refer to Note 13 for further discussion of reclamation and closure costs.

Litigation and Other Contingencies

Refer to Note 13 for further discussion of contingencies associated with legal proceedings and other matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our consolidated revenues include the sale of copper concentrates, copper cathodes, copper rod, gold, molybdenum and other metals by our North and South America mines, the sale of copper concentrates (which also contain significant quantities of gold and silver) by our Indonesia mining operations, the sale of copper cathodes and cobalt hydroxide by our Africa mining operations, the sale of molybdenum in various forms by our Molybdenum operations, and the sale of copper cathodes, copper anodes and gold in anodes and slimes by Atlantic Copper. Our financial results can vary significantly as a result of fluctuations in the market prices of copper, gold, molybdenum, silver and cobalt. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs and operating cash flow. Refer to "Outlook" for further discussion of projected sales volumes, unit net cash costs and operating cash flows for 2012.

For 2011, 51 percent of our mined copper was sold in concentrate, 26 percent as cathodes and 23 percent as rod (principally from our North America copper mines). Substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average spot copper prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until the date of final pricing. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

At December 31, 2010, we had provisionally priced copper sales at our copper mining operations, primarily South America and Indonesia, totaling 417 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average of $4.36 per pound. Adjustments to the December 31, 2010, provisionally priced copper sales unfavorably impacted consolidated revenues by $12 million ($5 million to net income attributable to common stockholders or $0.01 per share) in 2011, compared with adjustments to the December 31, 2009, provisionally priced copper sales that unfavorably impacted consolidated revenues by $24 million ($10 million to net income attributable to common stockholders or $0.01 per share) in 2010, and adjustments to the December 31, 2008, provisionally priced copper sales that favorably impacted consolidated revenues by $132 million ($61 million to net income attributable to common stockholders or $0.07 per share) in 2009.

At December 31, 2011, we had provisionally priced copper sales at our copper mining operations, primarily South America and Indonesia, totaling 252 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.44 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2011, provisional price recorded would have a net impact on our 2012 consolidated revenues of approximately $18 million ($9 million to net income attributable to common stockholders). The LME spot copper price closed at $3.81 per pound on February 15, 2012.

On limited past occasions, in response to market conditions, we have entered into copper and gold price protection contracts for a portion of our expected future mine production to mitigate the risk of adverse price fluctuations. We do not currently intend to enter into similar hedging programs in the future.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. All of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesian rupiah, Australian dollar, Chilean peso, Peruvian nuevo sol, euro and South African rand. Generally, our results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,			Estimated Annual Payments		10% Change in Exchange Rate (in millions)[b]	
	2011	2010	2009	(in local currency)	(in millions)[a]	Increase	Decrease
Indonesia							
Rupiah	9,060	8,990	9,420	3.9 trillion	$ 430	$ (39)	$ 48
Australian dollar	0.98	0.98	1.12	250 million	$ 255	$ (23)	$ 28
South America							
Chilean peso	519	468	506	260 billion	$ 501	$ (46)	$ 56
Peruvian nuevo sol	2.70	2.81	2.89	360 million	$ 134	$ (12)	$ 15
Atlantic Copper							
Euro	0.77	0.75	0.69	130 million	$ 168	$ (15)	$ 19
Africa							
South African rand	8.12	6.65	7.42	840 million	$ 103	$ (9)	$ 11

a. Based on December 31, 2011, exchange rates.
b. Reflects the estimated impact on annual operating costs assuming a 10 percent increase or decrease in the exchange rate reported at December 31, 2011.

Interest Rate Risk

At December 31, 2011, we had total debt of $3.5 billion, of which approximately 5 percent was variable-rate debt with interest rates based on LIBOR or the Euro Interbank Offered Rate (EURIBOR).

The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2011 (in millions, except percentages):

	2012	2013	2014	2015	2016	Thereafter	Fair Value
Fixed-rate debt	$ —[a]	$ —[a]	$ —[a]	$ —	$ —	$ 3,372	$3,632
Average interest rate	7.2%	6.7%	6.7%	N/A	N/A	8.3%	8.3%
Variable-rate debt	$ 4	$ —	$ —	$ —	$ —	$ 161	$ 165
Average interest rate	—%[b]	N/A	N/A	N/A	N/A	4.3%	4.2%

a. Less than $1 million.
b. Less than 0.01%.

NEW ACCOUNTING STANDARDS

We do not expect the provisions of recently issued accounting standards to have a significant impact on our future financial statements and disclosures.

OFF-BALANCE SHEET ARRANGEMENTS

Refer to Note 14 for discussion of off-balance sheet arrangements.

PRODUCT REVENUES AND PRODUCTION COSTS

Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by our management and the Board to monitor operations. In the co-product method presentation below, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, we have reflected these separately from revenues on current period sales. Noncash and other costs consist of items such as stock-based compensation costs, write-offs of equipment and/or unusual charges. They are removed from site production and delivery costs in the calculation of unit net cash costs. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. Following are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues and Production Costs

	By-Product	Co-Product Method			
Year Ended December 31, 2011	Method	Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 4,968	$ 4,968	$ 546	$111	$ 5,625
Site production and delivery, before net noncash and other costs shown below	2,213	1,987	238	46	2,271
By-product credits[a]	(599)	—	—	—	—
Treatment charges	138	132	—	6	138
Net cash costs	1,752	2,119	238	52	2,409
Depreciation, depletion and amortization	264	247	13	4	264
Noncash and other costs, net	84	81	2	1	84
Total costs	2,100	2,447	253	57	2,757
Revenue adjustments	(1)	(1)	—	—	(1)
Idle facility and other non-inventoriable costs	(82)	(80)	(2)	—	(82)
Gross profit	$ 2,785	$ 2,440	$ 291	$ 54	$ 2,785

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,625	$ 2,271	$ 264
Treatment charges	N/A	138	N/A
Net noncash and other costs	N/A	84	N/A
Revenue adjustments	(1)	N/A	N/A
Idle facility and other non-inventoriable costs	N/A	82	N/A
Eliminations and other	9	54	15
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,902	215
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,683)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Includes gold and silver product revenues and production costs.

North America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 3,702	$ 3,702	$ 383	$ 58	$ 4,143
Site production and delivery, before net noncash and other costs shown below	1,621	1,456	195	29	1,680
By-product credits[a]	(382)	—	—	—	—
Treatment charges	105	102	—	3	105
Net cash costs	1,344	1,558	195	32	1,785
Depreciation, depletion and amortization	256	241	13	2	256
Noncash and other costs, net	131	131	—	—	131
Total costs	1,731	1,930	208	34	2,172
Revenue adjustments	(2)	(2)	—	—	(2)
Idle facility and other non-inventoriable costs	(87)	(86)	(1)	—	(87)
Gross profit	$ 1,882	$ 1,684	$ 174	$ 24	$ 1,882

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 4,143	$ 1,680	$ 256
Treatment charges	N/A	105	N/A
Net noncash and other costs	N/A	131	N/A
Revenue adjustments	(2)	N/A	N/A
Idle facility and other non-inventoriable costs	N/A	87	N/A
Eliminations and other	32	49	17
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,904	257
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,483)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Includes gold and silver product revenues and production costs.

North America Copper Mines Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2009	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 2,823	$ 2,823	$ 274	$ 45	$ 3,142
Site production and delivery, before net noncash and other costs shown below	1,483	1,364	142	22	1,528
By-product credits[a]	(274)	—	—	—	—
Treatment charges	102	100	—	2	102
Net cash costs	1,311	1,464	142	24	1,630
Depreciation, depletion and amortization	264	251	10	3	264
Noncash and other costs, net	129	127	2	—	129
Total costs	1,704	1,842	154	27	2,023
Revenue adjustments	92	92	—	—	92
Idle facility and other non-inventoriable costs	(100)	(100)	—	—	(100)
Gross profit	$ 1,111	$ 973	$ 120	$ 18	$ 1,111

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 3,142	$ 1,528	$ 264
Treatment charges	N/A	102	N/A
Net noncash and other costs	N/A	129	N/A
Revenue adjustments	92	N/A	N/A
Idle facility and other non-inventoriable costs	N/A	100	N/A
Eliminations and other	30	52	16
North America copper mines	3,264	1,911	280
South America mining	3,839	1,563	275
Indonesia mining	5,908	1,505	275
Africa mining	389	315	66
Molybdenum	847	660[c]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,455)	(4,179)	25
As reported in FCX's consolidated financial statements	$15,040	$ 7,006[c]	$1,014

a. Molybdenum credits and revenues reflect volumes produced at market-based pricing and also include tolling revenues at Sierrita.
b. Includes gold and silver product revenues and production costs.
c. Includes lower of cost or market (LCM) molybdenum inventory adjustments of $19 million.

South America Mining Product Revenues and Production Costs

Year Ended December 31, 2011	By-Product Method	Co-Product Method Copper	Co-Product Method Other	Co-Product Method Total
(In millions)				
Revenues, excluding adjustments	$4,989	$4,989	$477[a]	$5,466
Site production and delivery, before net noncash and other costs shown below	1,826[b]	1,679	172	1,851
By-product credits	(452)	—	—	—
Treatment charges	219	219	—	219
Net cash costs	1,593	1,898	172	2,070
Depreciation, depletion and amortization	258	242	16	258
Noncash and other costs, net	23	21	2	23
Total costs	1,874	2,161	190	2,351
Revenue adjustments, primarily for pricing on prior period open sales	15	(4)	19	15
Other non-inventoriable costs	(59)	(54)	(5)	(59)
Gross profit	$3,071	$2,770	$301	$3,071

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,466	$ 1,851	$ 258
Treatment charges	(219)	N/A	N/A
Net noncash and other costs	N/A	23	N/A
Revenue adjustments, primarily for pricing on prior period open sales	15	N/A	N/A
Other non-inventoriable costs	N/A	59	N/A
Eliminations and other	(4)	(28)	—
South America mining	5,258	1,905	258
North America copper mines	5,633	2,629	279
Indonesia mining	5,046	1,902	215
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,683)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes gold sales of 101 thousand ounces ($1,580 per ounce average realized price) and silver sales of 3.2 million ounces ($36.81 per ounce average realized price); also includes molybdenum sales of 10 million pounds ($13.78 per pound average realized price), which reflects molybdenum produced by Cerro Verde at market-based pricing.

b. Includes $50 million for bonuses paid at Cerro Verde and El Abra pursuant to the new labor agreements.

South America Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method		
		Copper	Other	Total
(In millions)				
Revenues, excluding adjustments	$4,911	$4,911	$ 299[a]	$ 5,210
Site production and delivery, before net noncash and other costs shown below	1,613	1,521	110	1,631
By-product credits	(281)	—	—	—
Treatment charges	207	207	—	207
Net cash costs	1,539	1,728	110	1,838
Depreciation, depletion and amortization	249	237	12	249
Noncash and other costs, net	19	18	1	19
Total costs	1,807	1,983	123	2,106
Revenue adjustments, primarily for pricing on prior period open sales	(14)	(14)	—	(14)
Other non-inventoriable costs	(44)	(40)	(4)	(44)
Gross profit	$3,046	$2,874	$ 172	$ 3,046

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,210	$ 1,631	$ 249
Treatment charges	(207)	N/A	N/A
Net noncash and other costs	N/A	19	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(14)	N/A	N/A
Other non-inventoriable costs	N/A	44	N/A
Eliminations and other	2	(16)	1
South America mining	4,991	1,678	250
North America copper mines	4,173	2,052	273
Indonesia mining	6,377	1,904	257
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,483)	31
As reported in FCX's consolidated financial statements	$ 18,982	$ 8,335	$1,036

a. Includes gold sales of 93 thousand ounces ($1,263 per ounce average realized price) and silver sales of 2.7 million ounces ($20.53 per ounce average realized price); also includes molybdenum sales of 7 million pounds ($14.12 per pound average realized price), which reflects molybdenum produced by Cerro Verde at market-based pricing.

South America Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2009	By-Product Method	Co-Product Method Copper	Other	Total
(In millions)				
Revenues, excluding adjustments	$3,768	$3,768	$167[a]	$ 3,935
Site production and delivery, before net noncash and other costs shown below	1,512	1,429	91	1,520
By-product credits	(159)	—	—	—
Treatment charges	206	206	—	206
Net cash costs	1,559	1,635	91	1,726
Depreciation, depletion and amortization	275	267	8	275
Noncash and other costs, net	28	28	—	28
Total costs	1,862	1,930	99	2,029
Revenue adjustments, primarily for pricing on prior period open sales	109	109	—	109
Other non-inventoriable costs	(31)	(26)	(5)	(31)
Gross profit	$1,984	$1,921	$ 63	$ 1,984

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 3,935	$ 1,520	$ 275
Treatment charges	(206)	N/A	N/A
Net noncash and other costs	N/A	28	N/A
Revenue adjustments, primarily for pricing on prior period open sales	109	N/A	N/A
Other non-inventoriable costs	N/A	31	N/A
Eliminations and other	1	(16)	—
South America mining	3,839	1,563	275
North America copper mines	3,264	1,911	280
Indonesia mining	5,908	1,505	275
Africa mining	389	315	66
Molybdenum	847	660[b]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,455)	(4,179)	25
As reported in FCX's consolidated financial statements	$ 15,040	$ 7,006[b]	$1,014

a. Includes gold sales of 90 thousand ounces ($982 per ounce average realized price) and silver sales of 3.0 million ounces ($14.88 per ounce average realized price); also includes molybdenum sales of 2 million pounds ($7.74 per pound average realized price), which reflects molybdenum produced by Cerro Verde at market-based pricing.

b. Includes LCM molybdenum inventory adjustments of $19 million.

Indonesia Mining Product Revenues and Production Costs

Year Ended December 31, 2011	By-Product Method	Co-Product Method Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$ 3,261	$ 3,261	$ 2,011	$ 97[a]	$ 5,369
Site production and delivery, before net noncash and other costs shown below	1,869[b]	1,135	700	34	1,869
Gold and silver credits	(2,090)	—	—	—	—
Treatment charges	156	95	58	3	156
Royalty on metals	137	83	52	2	137
Net cash costs	72	1,313	810	39	2,162
Depreciation and amortization	215	131	80	4	215
Noncash and other costs, net	33	20	12	1	33
Total costs	320	1,464	902	44	2,410
Revenue adjustments, primarily for pricing on prior period open sales	(12)	(12)	(18)	—	(30)
Gross profit	$ 2,929	$ 1,785	$ 1,091	$ 53	$ 2,929

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 5,369	$ 1,869	$ 215
Treatment charges	(156)	N/A	N/A
Royalty on metals	(137)	N/A	N/A
Net noncash and other costs	N/A	33	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(30)	N/A	N/A
Indonesia mining	5,046	1,902	215
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Africa mining	1,289	591	140
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,683)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes silver sales of 2.7 million ounces ($36.18 per ounce average realized price).
b. Includes $66 million associated with bonuses and other strike-related costs.

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method			
		Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$ 4,475	$ 4,475	$2,243	$ 90[a]	$6,808
Site production and delivery, before net noncash and other costs shown below	1,856	1,220	612	24	1,856
Gold and silver credits	(2,334)	—	—	—	—
Treatment charges	270	178	89	3	270
Royalty on metals	156	102	51	3	156
Net cash (credits) costs	(52)	1,500	752	30	2,282
Depreciation and amortization	257	169	85	3	257
Noncash and other costs, net	48	31	16	1	48
Total costs	253	1,700	853	34	2,587
Revenue adjustments, primarily for pricing on prior period open sales	(6)	(6)	1	—	(5)
Gross profit	$ 4,216	$ 2,769	$1,391	$ 56	$4,216

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 6,808	$ 1,856	$ 257
Treatment charges	(270)	N/A	N/A
Royalty on metals	(156)	N/A	N/A
Net noncash and other costs	N/A	48	N/A
Revenue adjustments, primarily for pricing on prior period open sales	(5)	N/A	N/A
Indonesia mining	6,377	1,904	257
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Africa mining	1,106	488	128
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,483)	31
As reported in FCX's consolidated financial statements	$ 18,982	$ 8,335	$1,036

a. Includes silver sales of 4.1 million ounces ($21.99 per ounce average realized price).

Indonesia Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2009	By-Product Method	Co-Product Method Copper	Gold	Silver	Total
(In millions)					
Revenues, excluding adjustments	$ 3,708	$ 3,708	$2,527	$73[a]	$ 6,308
Site production and delivery, before net noncash and other costs shown below	1,468	862	589	17	1,468
Gold and silver credits	(2,606)	—	—	—	—
Treatment charges	312	183	125	4	312
Royalty on metals	147	86	59	2	147
Net cash (credits) costs	(679)	1,131	773	23	1,927
Depreciation and amortization	275	162	110	3	275
Noncash and other costs, net	37	22	15	—	37
Total (credits) costs	(367)	1,315	898	26	2,239
Revenue adjustments, primarily for pricing on prior period open sales	53	53	5	1	59
Gross profit	$ 4,128	$ 2,446	$1,634	$48	$ 4,128

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 6,308	$ 1,468	$ 275
Treatment charges	(312)	N/A	N/A
Royalty on metals	(147)	N/A	N/A
Net noncash and other costs	N/A	37	N/A
Revenue adjustments, primarily for pricing on prior period open sales	59	N/A	N/A
Indonesia mining	5,908	1,505	275
North America copper mines	3,264	1,911	280
South America mining	3,839	1,563	275
Africa mining	389	315	66
Molybdenum	847	660[b]	49
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,455)	(4,179)	25
As reported in FCX's consolidated financial statements	$15,040	$ 7,006[b]	$1,014

a. Includes silver sales of 4.9 million ounces ($14.94 per ounce average realized price).
b. Includes LCM molybdenum inventory adjustments of $19 million.

Africa Mining Product Revenues and Production Costs

Year Ended December 31, 2011	By-Product Method	Co-Product Method Copper	Co-Product Method Cobalt	Co-Product Method Total
(In millions)				
Revenues, excluding adjustments[a]	$1,059	$1,059	$253	$1,312
Site production and delivery, before net noncash and other costs shown below	444	393	141	534
Cobalt credits[b]	(165)	—	—	—
Royalty on metals	24	20	4	24
Net cash costs	303	413	145	558
Depreciation, depletion and amortization	140	120	20	140
Noncash and other costs, net	45	39	6	45
Total costs	488	572	171	743
Revenue adjustments, primarily for pricing on prior period open sales	(1)	(1)	2	1
Other non-inventoriable costs	(12)	(10)	(2)	(12)
Gross profit	$ 558	$ 476	$ 82	$ 558

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 1,312	$ 534	$ 140
Royalty on metals	(24)	N/A	N/A
Net noncash and other costs	N/A	45	N/A
Revenue adjustments, primarily for pricing on prior period open sales	1	N/A	N/A
Other non-inventoriable costs	N/A	12	N/A
Africa mining	1,289	591	140
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,902	215
Molybdenum	1,424	1,036	60
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,683)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022

a. Includes adjustments for point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Africa Mining Product Revenues and Production Costs *(continued)*

Year Ended December 31, 2010	By-Product Method	Co-Product Method		
		Copper	Cobalt	Total
(In millions)				
Revenues, excluding adjustments[a]	$ 904	$904	$218	$1,122
Site production and delivery, before net noncash and other costs shown below	366	323	115	438
Cobalt credits[b]	(150)	—	—	—
Royalty on metals	20	16	4	20
Net cash costs	236	339	119	458
Depreciation, depletion and amortization	128	107	21	128
Noncash and other costs, net	30	26	4	30
Total costs	394	472	144	616
Revenue adjustments, primarily for pricing on prior period open sales	—	—	4	4
Other non-inventoriable costs	(20)	(17)	(3)	(20)
Gross profit	$ 490	$415	$ 75	$ 490

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Totals presented above	$ 1,122	$ 438	$ 128
Royalty on metals	(20)	N/A	N/A
Net noncash and other costs	N/A	30	N/A
Revenue adjustments, primarily for pricing on prior period open sales	4	N/A	N/A
Other non-inventoriable costs	N/A	20	N/A
Africa mining	1,106	488	128
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,904	257
Molybdenum	1,205	784	51
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,483)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

a. Includes adjustments for point-of-sale transportation costs as negotiated in customer contracts.
b. Net of cobalt downstream processing and freight costs.

Henderson Molybdenum Mine Product Revenues and Production Costs

Years Ended December 31,	2011	2010	2009[a]
(In millions)			
Revenues, excluding adjustments	$628	$637	$347
Site production and delivery, before net noncash and other costs shown below	209	193	148
Treatment charges and other	33	43	30
Net cash costs	242	236	178
Depreciation, depletion and amortization	37	34	26
Noncash and other costs, net	2	1	1
Total costs	281	271	205
Gross profit[b]	$347	$366	$142

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Year Ended December 31, 2011			
Totals presented above	$ 628	$ 209	$ 37
Treatment charges and other	(33)	N/A	N/A
Net noncash and other costs	N/A	2	N/A
Henderson mine	595	211	37
Other molybdenum operations and eliminations[c]	829	825	23
Molybdenum	1,424	1,036	60
North America copper mines	5,633	2,629	279
South America mining	5,258	1,905	258
Indonesia mining	5,046	1,902	215
Africa mining	1,289	591	140
Rod & Refining	5,549	5,527	8
Atlantic Copper Smelting & Refining	2,984	2,991	40
Corporate, other & eliminations	(6,303)	(6,683)	22
As reported in FCX's consolidated financial statements	$20,880	$ 9,898	$1,022
Year Ended December 31, 2010			
Totals presented above	$ 637	$ 193	$ 34
Treatment charges and other	(43)	N/A	N/A
Net noncash and other costs	N/A	1	N/A
Henderson mine	594	194	34
Other molybdenum operations and eliminations[c]	611	590	17
Molybdenum	1,205	784	51
North America copper mines	4,173	2,052	273
South America mining	4,991	1,678	250
Indonesia mining	6,377	1,904	257
Africa mining	1,106	488	128
Rod & Refining	4,470	4,442	8
Atlantic Copper Smelting & Refining	2,491	2,470	38
Corporate, other & eliminations	(5,831)	(5,483)	31
As reported in FCX's consolidated financial statements	$18,982	$ 8,335	$1,036

Reconciliation to Amounts Reported (continued)

(In millions)	Revenues	Production and Delivery	Depreciation, Depletion and Amortization
Year Ended December 31, 2009			
Totals presented above	$ 347	$ 148	$ 26
Treatment charges and other	(30)	N/A	N/A
Net noncash and other costs	N/A	1	N/A
Henderson mine	317	149	26
Other molybdenum operations and eliminations[c]	530	511[d]	23
Molybdenum	847	660	49
North America copper mines	3,264	1,911	280
South America mining	3,839	1,563	275
Indonesia mining	5,908	1,505	275
Africa mining	389	315	66
Rod & Refining	3,356	3,336	8
Atlantic Copper Smelting & Refining	1,892	1,895	36
Corporate, other & eliminations	(4,455)	(4,179)	25
As reported in FCX's consolidated financial statements	$15,040	$ 7,006[d]	$1,014

a. Revenues and costs were adjusted to include freight and downstream conversion costs in net cash costs; gross profit was not affected by these adjustments.
b. Gross profit reflects sales of Henderson products based on volumes produced at market-based pricing. On a consolidated basis, the Molybdenum division includes profits on sales as they are made to third parties and realizations based on actual contract terms. As a result, the actual gross profit realized will differ from the amounts reported in this table.
c. Primarily includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced at our North and South America copper mines.
d. Includes LCM molybdenum inventory adjustments of $19 million.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss factors we believe may affect our future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, potential prepayments of debt, future dividend payments and potential share purchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "intends," "likely," "will," "should," "to be," and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of our Board and will depend on our financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

We caution readers that forward-looking statements are not guarantees of future performance and our actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the potential effects of violence in Indonesia, the resolution of administrative disputes in the DRC, weather- and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks and other factors described in more detail under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC.

Investors are cautioned that many of the assumptions on which our forward-looking statements are based are likely to change after our forward-looking statements are made, including for example commodity prices, which we cannot control, and production volumes and costs, some aspects of which we may or may not be able to control. Further, we may make changes to our business plans that could or will affect our results. We caution investors that we do not intend to update our forward-looking statements more frequently than quarterly notwithstanding any changes in our assumptions, changes in our business plans, our actual experience, or other changes, and we undertake no obligation to update any forward-looking statements.

Freeport-McMoRan Copper & Gold Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our management's assessment, management concluded that, as of December 31, 2011, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Richard C. Adkerson
President and
Chief Executive Officer

Kathleen L. Quirk
Executive Vice President,
Chief Financial Officer and
Treasurer

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Freeport-McMoRan Copper & Gold Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Freeport-McMoRan Copper & Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2011 and 2010 and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 27, 2012

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FREEPORT-McMoRan COPPER & GOLD INC.

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Copper & Gold Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freeport-McMoRan Copper & Gold Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Freeport-McMoRan Copper & Gold Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Phoenix, Arizona
February 27, 2012

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2011	2010	2009
(In Millions, Except Per Share Amounts)			
Revenues	$20,880	$18,982	$15,040
Cost of sales:			
Production and delivery	9,898	8,335	7,006
Depreciation, depletion and amortization	1,022	1,036	1,014
Total cost of sales	10,920	9,371	8,020
Selling, general and administrative expenses	415	381	321
Exploration and research expenses	271	143	90
Environmental obligations and shutdown costs	134	19	106
Total costs and expenses	11,740	9,914	8,537
Operating income	9,140	9,068	6,503
Interest expense, net	(312)	(462)	(586)
Losses on early extinguishment of debt	(68)	(81)	(48)
Other income (expense), net	58	(13)	(53)
Income before income taxes and equity in affiliated companies' net earnings	8,818	8,512	5,816
Provision for income taxes	(3,087)	(2,983)	(2,307)
Equity in affiliated companies' net earnings	16	15	25
Net income	5,747	5,544	3,534
Net income attributable to noncontrolling interests	(1,187)	(1,208)	(785)
Preferred dividends	—	(63)	(222)
Net income attributable to FCX common stockholders	$ 4,560	$ 4,273	$ 2,527
Net income per share attributable to FCX common stockholders:			
Basic	$ 4.81	$ 4.67	$ 3.05
Diluted	$ 4.78	$ 4.57	$ 2.93
Weighted-average common shares outstanding:			
Basic	947	915	829
Diluted	955	949	938
Dividends declared per share of common stock	$ 1.50	$ 1.125	$ 0.075

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Years Ended December 31,	2011	2010	2009
(In Millions)			
Cash flow from operating activities:			
Net income	$ 5,747	$ 5,544	$ 3,534
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	1,022	1,036	1,014
Stock-based compensation	117	121	102
Charges for reclamation and environmental obligations, including accretion	208	167	191
Payments of reclamation and environmental obligations	(170)	(196)	(104)
Losses on early extinguishment of debt	68	81	48
Deferred income taxes	523	286	135
Increase in long-term mill and leach stockpiles	(262)	(103)	(96)
Changes in other assets and liabilities	(76)	79	201
Other, net	(96)	92	142
(Increases) decreases in working capital:			
Accounts receivable	1,246	(680)	(962)
Inventories	(431)	(593)	(159)
Other current assets	(57)	(24)	87
Accounts payable and accrued liabilities	(387)	331	(438)
Accrued income and other taxes	(832)	132	702
Net cash provided by operating activities	6,620	6,273	4,397
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	(495)	(233)	(345)
South America	(603)	(470)	(164)
Indonesia	(648)	(436)	(266)
Africa	(193)	(100)	(659)
Molybdenum	(461)	(89)	(82)
Other	(134)	(84)	(71)
Investment in McMoRan Exploration Co.	25	(500)	—
Other, net	(26)	43	(14)
Net cash used in investing activities	(2,535)	(1,869)	(1,601)
Cash flow from financing activities:			
Repayments of debt	(1,313)	(1,724)	(1,380)
Proceeds from debt	48	70	330
Cash dividends and distributions paid:			
Common stock	(1,423)	(885)	—
Preferred stock	—	(95)	(229)
Noncontrolling interests	(391)	(816)	(535)
Net proceeds from sale of common stock	—	—	740
Contributions from noncontrolling interests	62	28	57
Net proceeds from stock-based awards	3	81	6
Excess tax benefit from stock-based awards	23	19	3
Other, net	(10)	—	(4)
Net cash used in financing activities	(3,001)	(3,322)	(1,012)
Net increase in cash and cash equivalents	1,084	1,082	1,784
Cash and cash equivalents at beginning of year	3,738	2,656	872
Cash and cash equivalents at end of year	$ 4,822	$ 3,738	$ 2,656

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2011	2010
(In Millions, Except Par Value)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,822	$ 3,738
Trade accounts receivable	892	2,132
Other accounts receivable	250	293
Inventories:		
Materials and supplies, net	1,354	1,169
Product	1,226	1,316
Mill and leach stockpiles	1,289	949
Other current assets	214	254
Total current assets	10,047	9,851
Property, plant, equipment and development costs, net	18,449	16,785
Long-term mill and leach stockpiles	1,686	1,425
Long-term receivables	675	200
Intangible assets, net	325	328
Other assets	888	797
Total assets	$32,070	$29,386
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,252	$ 2,441
Dividends payable	240	240
Current portion of reclamation and environmental obligations	236	207
Accrued income taxes	163	648
Rio Tinto's share of joint venture cash flows	45	132
Current portion of debt	4	95
Total current liabilities	2,940	3,763
Long-term debt, less current portion	3,533	4,660
Deferred income taxes	3,255	2,873
Reclamation and environmental obligations, less current portion	2,138	2,071
Other liabilities	1,651	1,459
Total liabilities	13,517	14,826
Equity:		
FCX stockholders' equity:		
Common stock, par value $0.10, 1,071 shares and 1,067 shares issued, respectively	107	107
Capital in excess of par value	19,007	18,751
Retained earnings (accumulated deficit)	546	(2,590)
Accumulated other comprehensive loss	(465)	(323)
Common stock held in treasury – 123 shares and 122 shares, respectively, at cost	(3,553)	(3,441)
Total FCX stockholders' equity	15,642	12,504
Noncontrolling interests	2,911	2,056
Total equity	18,553	14,560
Total liabilities and equity	$32,070	$29,386

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

	FCX Stockholders' Equity													
	Convertible Perpetual Preferred Stock		Mandatory Convertible Preferred Stock		Common Stock				Accumulated Other Comprehensive Income (Loss)	Common Stock Held in Treasury				
(In Millions)	Number of Shares	At Par Value	Number of Shares	At Par Value	Number of Shares	At Par Value	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Number of Shares	At Cost	Total FCX Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2009	1	$ 832	29	$ 2,875	889	$ 89	$13,951	$ (8,267)	$ (305)	121	$ (3,402)	$ 5,773	$1,328	$ 7,101
Conversions and redemptions of 5½% Convertible Perpetual Preferred Stock	(1)	(832)	—	—	36	4	827	—	—	—	—	(1)	—	(1)
Sale of common stock	—	—	—	—	53	5	735	—	—	—	—	740	—	740
Exercised and issued stock-based awards	—	—	—	—	3	—	18	—	—	—	—	18	—	18
Stock-based compensation	—	—	—	—	—	—	100	—	—	—	—	100	—	100
Tax benefit for stock-based awards	—	—	—	—	—	—	6	—	—	—	—	6	—	6
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	—	1	(11)	(11)	—	(11)
Dividends on common stock	—	—	—	—	—	—	—	(65)	—	—	—	(65)	—	(65)
Dividends on preferred stock	—	—	—	—	—	—	—	(222)	—	—	—	(222)	—	(222)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(535)	(535)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	59	59
Comprehensive income:														
Net income	—	—	—	—	—	—	—	2,749	—	—	—	2,749	785	3,534
Other comprehensive income, net of taxes:														
Unrealized gains on securities	—	—	—	—	—	—	—	—	3	—	—	3	—	3
Translation adjustment	—	—	—	—	—	—	—	—	3	—	—	3	—	3
Defined benefit plans:														
Net gain during period, net of taxes of $51 million	—	—	—	—	—	—	—	—	8	—	—	8	1	9
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	18	—	—	18	—	18
Other comprehensive income	—	—	—	—	—	—	—	—	32	—	—	32	1	33
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,781	786	3,567
Balance at December 31, 2009	—	$ —	29	$ 2,875	981	$ 98	$15,637	$ (5,805)	$ (273)	122	$ (3,413)	$ 9,119	$1,638	$10,757
Conversions of 6¾% Mandatory Convertible Preferred Stock	—	—	(29)	(2,875)	79	8	2,867	—	—	—	—	—	—	—
Conversions of 7% Convertible Senior Notes	—	—	—	—	—	—	1	—	—	—	—	1	—	1
Exercised and issued stock-based awards	—	—	—	—	7	1	109	—	—	—	—	110	—	110
Stock-based compensation	—	—	—	—	—	—	129	—	—	—	—	129	—	129
Tax benefit for stock-based awards	—	—	—	—	—	—	8	—	—	—	—	8	—	8
Tender of shares for stock-based awards	—	—	—	—	—	—	—	—	—	—	(28)	(28)	—	(28)
Dividends on common stock	—	—	—	—	—	—	—	(1,058)	—	—	—	(1,058)	—	(1,058)
Dividends on preferred stock	—	—	—	—	—	—	—	(63)	—	—	—	(63)	—	(63)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(816)	(816)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	28	28
Comprehensive income:														
Net income	—	—	—	—	—	—	—	4,336	—	—	—	4,336	1,208	5,544
Other comprehensive income (loss), net of taxes:														
Unrealized gains on securities	—	—	—	—	—	—	—	—	2	—	—	2	—	2
Defined benefit plans:														
Net loss during period, net of taxes of $19 million	—	—	—	—	—	—	—	—	(67)	—	—	(67)	(2)	(69)
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	15	—	—	15	—	15
Other comprehensive loss	—	—	—	—	—	—	—	—	(50)	—	—	(50)	(2)	(52)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	4,286	1,206	5,492
Balance at December 31, 2010	—	$ —	—	$ —	1,067	$107	$18,751	$ (2,590)	$ (323)	122	$ (3,441)	$12,504	$2,056	$14,560
Exercised and issued stock-based awards	—	—	—	—	4	—	48	—	—	—	—	48	—	48
Stock-based compensation	—	—	—	—	—	—	117	—	—	—	—	117	—	117
Tax benefit for stock-based awards	—	—	—	—	—	—	24	—	—	—	—	24	—	24
Tender of shares for stock-based awards	—	—	—	—	—	—	67	—	—	1	(112)	(45)	—	(45)
Dividends on common stock	—	—	—	—	—	—	—	(1,424)	—	—	—	(1,424)	—	(1,424)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(391)	(391)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	62	62
Comprehensive income:														
Net income	—	—	—	—	—	—	—	4,560	—	—	—	4,560	1,187	5,747
Other comprehensive income (loss), net of taxes:														
Unrealized losses on securities	—	—	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)
Translation adjustment	—	—	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Defined benefit plans:														
Net loss during period, net of taxes of $61 million	—	—	—	—	—	—	—	—	(154)	—	—	(154)	(3)	(157)
Amortization of unrecognized amounts	—	—	—	—	—	—	—	—	15	—	—	15	—	15
Other comprehensive loss	—	—	—	—	—	—	—	—	(142)	—	—	(142)	(3)	(145)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	4,418	1,184	5,602
Balance at December 31, 2011	—	$ —	—	$ —	1,071	$107	$19,007	$ 546	$ (465)	123	$ (3,553)	$15,642	$2,911	$18,553

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1. Summary of Significant Accounting Policies

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. (FCX) include the accounts of those subsidiaries where FCX directly or indirectly has more than 50 percent of the voting rights and has the right to control significant management decisions. The most significant entities that FCX consolidates include its 90.64 percent-owned subsidiary PT Freeport Indonesia, and its wholly owned subsidiaries, Freeport-McMoRan Corporation (FMC — formerly Phelps Dodge Corporation) and Atlantic Copper, S.L. (Atlantic Copper). FCX's unincorporated joint ventures with Rio Tinto plc (Rio Tinto) and Sumitomo Metal Mining Arizona, Inc. (Sumitomo) are reflected using the proportionate consolidation method (refer to Note 2 for further discussion). All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Investments in unconsolidated companies owned 20 percent or more are recorded using the equity method. Investments in companies owned less than 20 percent, and for which FCX does not exercise significant influence, are carried at cost.

Business Segments. FCX has organized its operations into five primary divisions — North America copper mines, South America mining, Indonesia mining, Africa mining and Molybdenum operations. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines. Operating segments that meet certain thresholds are reportable segments.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation; useful asset lives for depreciation, depletion and amortization; reclamation and closure costs; environmental obligations; estimates of recoverable copper in mill and leach stockpiles; pension, postretirement, postemployment and other employee benefits; deferred taxes and valuation allowances; reserves for contingencies and litigation; and asset impairment, including estimates used to derive future cash flows associated with those assets. Actual results could differ from those estimates.

Foreign Currencies. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and development costs, are translated at historical rates. Gains and losses resulting from translation of such account balances are included in operating results, as are gains and losses from foreign currency transactions.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated at current exchange rates, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss) within equity.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Inventories. The largest components of inventories include finished goods (primarily concentrates and cathodes) at mining operations, concentrates and work-in-process at Atlantic Copper's smelting and refining operations, and materials and supplies inventories (refer to Note 3 for further discussion). Inventories of materials and supplies, as well as salable products, are stated at the lower of weighted-average cost or market. Costs of finished goods and work-in-process (*i.e.,* not materials and supplies) inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs and other necessary costs associated with the extraction and processing of ore, including, depending on the process, mining, haulage, milling, concentrating, smelting, leaching, solution extraction, refining, roasting and chemical processing. Corporate general and administrative costs are not included in inventory costs.

Work-in-Process. In-process inventories represent materials that are currently in the process of being converted to a salable product. Conversion processes for mining operations vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and results in the production of copper and molybdenum concentrates or, alternatively, copper cathode by concentrate leaching. For oxide ores and certain secondary sulfide ores, processing includes leaching of stockpiles, solution extraction and electrowinning (SX/EW) and results in the production of copper cathodes. In-process material is measured based on assays of the material included in these processes and projected recoveries. In-process inventories are valued based on the costs incurred to various points in the process, including depreciation relating to associated process facilities. For Atlantic Copper, in-process inventories represent copper concentrates at various stages of conversion into anodes and cathodes. Atlantic Copper's in-process inventories are valued at the weighted-average cost of the material fed to the smelting and refining process plus in-process conversion costs.

Finished Goods. Finished goods include salable products (*e.g.,* copper and molybdenum concentrates, copper anodes, copper cathodes, copper rod, copper wire, molybdenum oxide, high-purity molybdenum chemicals and other metallurgical products). Finished goods are valued based on the weighted-average cost of source material plus applicable conversion costs relating to associated process facilities.

Mill and Leach Stockpiles. Mill and leach stockpiles are stated at the lower of weighted-average cost or market. Both mill and leach stockpiles generally contain lower grade ores that have been extracted from the ore body and are available for copper recovery. For mill stockpiles, recovery is through milling, concentrating, smelting and refining or, alternatively, by concentrate leaching. For leach stockpiles, recovery is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities. The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs.

Because it is generally impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recovery rates for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recovery rates for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production-scale process), historical trends and other factors, including mineralogy of the ore and rock type. Ultimate recovery of copper contained in leach stockpiles can vary significantly from a low percentage to more than 90 percent depending on several variables, including type of copper recovery, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 70 percent of the copper ultimately recoverable may be extracted during the first year, and the remaining copper may be recovered over many years.

Processes and recovery rates are monitored regularly, and recovery rate estimates are adjusted periodically as additional information becomes available and as related technology changes.

Property, Plant, Equipment and Development Costs. Property, plant, equipment and development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.*, turnarounds) are expensed as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable reserves that relate to a specific ore body are depreciated using the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. Depreciation, depletion and amortization using the unit-of-production method is recorded upon extraction of the recoverable copper or molybdenum from the ore body, at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives of up to 30 years for buildings and three to 20 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and development costs is value beyond proven and probable reserves (VBPP) primarily resulting from FCX's acquisition of FMC in 2007. The concept of VBPP has been interpreted differently by different mining companies. FCX's VBPP is attributable to (i) mineralized material, which includes measured and indicated amounts, that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential, as further defined below.

Mineralized material is a mineralized body that has been delineated by appropriately spaced drilling and/or underground sampling to support reported tonnage and average grade of minerals. Such a deposit does not qualify as proven and probable reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development costs, unit costs, grades, recoveries and other material factors. Inferred mineral resources are that part of a mineral resource for which the overall tonnages, grades and mineral contents can be estimated with a reasonable level of confidence based on geological evidence and apparent geological and grade continuity after applying economic parameters. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource. Exploration potential is the estimated value of potential mineral deposits that FCX has the legal right to access. The value assigned to exploration potential was determined by interpreting the known exploration information and exploration results, including geological data and/or geological information, that were available as of the acquisition date.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts.

Intangible Assets and Liabilities. FCX recorded intangible assets and liabilities primarily as a result of the acquisition of FMC. Indefinite-lived intangibles primarily include water rights. Definite-lived intangibles include favorable and unfavorable contracts (primarily related to treatment and refining contract rates, power contracts and tire contracts), royalty payments, patents and process technology. The fair value of identifiable intangible assets was estimated based principally upon comparable market transactions and discounted future cash flow projections. The ranges for estimated useful lives are 1 to 10 years for treatment and refining, power and tire contracts; 1 to 12 years for royalty payments; and principally 10 to 20 years for patents and process technology. All indefinite-lived intangible assets are subject to impairment testing at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the indefinite-lived intangible asset's fair value below its carrying value.

Asset Impairment. FCX reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Long-lived assets, other than indefinite-lived intangible assets, are evaluated for impairment under the two-step model. An impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. Fair value is generally determined using valuation techniques, such as estimated future cash flows.

In evaluating mining operations' long-lived assets for recoverability, estimates of after-tax undiscounted future cash flows of FCX's individual mining operations are used, with impairment losses measured by reference to fair value. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of discounted estimated future cash flows. Estimated cash flows used to assess recoverability of long-lived assets and measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. Estimates of future cash flows include near and long-term metal price assumptions; estimates of commodity-based and other input costs; proven and probable reserve estimates, including any costs to develop the reserves and the timing of producing the reserves; and the use of appropriate current escalation and discount rates.

Deferred Mining Costs. Stripping costs (*i.e.,* the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of a mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized on the unit-of-production method based on estimated recoverable proven and probable reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Expenditures. Environmental expenditures are expensed or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. For closed facilities and closed portions of operating facilities with environmental obligations, the related obligation is accrued when a decision to close a facility, or a portion of a facility, is made by management and the environmental obligation is considered to be probable. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were recorded at estimated fair values (refer to Note 13 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to outside law firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation. Environmental obligations assumed in the acquisition of FMC, which were initially estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated on a discounted basis if they were initially estimated on a discounted basis. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

Asset Retirement Obligations. FCX records the fair value of estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. Retirement obligations associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to cost of sales. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated (primarily on a unit-of-production basis) over the asset's respective useful life. Reclamation costs for future disturbances are recognized as an ARO and as a related ARC in the period of the disturbance. FCX's AROs consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition (refer to Note 13 for further discussion).

Litigation Contingencies. At least quarterly, FCX assesses the likelihood of any adverse judgments or outcomes related to legal matters (including pending or threatened litigation matters), as well as ranges of potential losses. A determination of the amount of the reserve required, if any, for litigation contingencies is made after analysis of known issues. FCX records reserves related to legal matters for which it believes it is probable that a loss has been incurred and the range of such loss can be reasonably estimated. If an amount within a range of loss appears to be a better estimate than any other amount within the range, that amount is accrued, otherwise, the minimum amount in the range is accrued. With respect to other matters, for which management has concluded that a loss is only reasonably possible or remote, or not reasonably estimable, no liability has been recorded. For losses assessed as reasonably possible, FCX discloses the nature of the contingency and an estimate of the possible loss or range of loss or states that such an estimate cannot be made. Costs incurred to defend claims are expensed as incurred.

Litigation is inherently unpredictable and it is difficult to project the outcome of particular matters with reasonable certainty; therefore, the actual amount of any loss could differ from the litigation contingencies reflected in FCX's consolidated financial statements. Refer to Note 13 for further discussion of FCX's litigation contingencies.

Income Taxes. FCX accounts for deferred income taxes utilizing an asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statements and the tax basis of assets and liabilities, as measured by current enacted tax rates (refer to Note 12 for further discussion). When appropriate, FCX evaluates the need for a valuation allowance to reduce deferred tax assets to estimated recoverable amounts. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

FCX accounts for uncertain income tax positions using a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income and expenses rather than in the provision for income taxes (refer to Note 12 for further discussion).

With the exception of FCX's operations in the Democratic Republic of Congo (DRC), income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has determined that undistributed earnings related to its DRC operations are reinvested indefinitely or have been allocated toward specifically identifiable needs of the local operations. FCX has not provided for other differences between the book and tax carrying amounts of these investments as FCX considers its ownership position to be permanent in duration and quantification of the related deferred tax liability is not practicable.

Derivative Instruments. FCX and its subsidiaries have entered into derivative contracts to manage certain risks resulting from fluctuations in commodity prices (primarily copper and gold), foreign currency exchange rates and interest rates by creating offsetting market exposures. Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. Refer to Note 15 for a summary of FCX's outstanding derivative instruments at December 31, 2011, and a discussion of FCX's risk management strategies for those designated as hedges.

Revenue Recognition. FCX sells its products pursuant to sales contracts entered into with its customers. Revenue for all FCX's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer are based on terms of the sales contract, generally upon shipment or delivery of product.

Revenues from FCX's concentrate and cathode sales are recorded based on a provisional sales price or a final sales price calculated in accordance with the terms specified in the relevant sales contract. Revenues from concentrate sales are recorded net of treatment and all refining charges (including price participation, if applicable, as discussed below) and the impact of derivative contracts. Moreover, because a portion of the metals contained in copper concentrates is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners and are either fixed or, in certain cases, vary with the price of copper (referred to as price participation).

Under the long-established structure of sales agreements prevalent in the industry, copper contained in concentrates and cathodes is generally provisionally priced at the time of shipment. The provisional prices are finalized in a specified future month (generally one to four months from the shipment date) based on quoted monthly average spot copper prices on the London Metal Exchange (LME) or the New York Mercantile Exchange (COMEX). FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded to revenues until the date of settlement. FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX prices, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate or cathode sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end forward prices, until the date of final pricing. At December 31, 2011, FCX had outstanding provisionally priced copper sales from its copper mining operations of 252 million pounds of copper (net of noncontrolling interests), priced at an average of $3.44 per pound, subject to final pricing over the first several months of 2012 pursuant to the terms of the sales contracts.

Gold sales are priced according to individual contract terms, generally the average London Bullion Market Association price for a specified month near the month of shipment.

Substantially all of FCX's 2011 molybdenum sales were priced based on prices published in *Metals Week, Ryan's Notes* or *Metal Bulletin,* plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products. The majority of these sales use the average price of the previous month quoted by the applicable publication. FCX's remaining molybdenum sales generally have pricing that is either based on a fixed price or adjusts within certain price ranges.

PT Freeport Indonesia concentrate sales and Tenke Fungurume Mining S.A.R.L. (TFM) metal sales are subject to certain royalties, which are recorded as a reduction to revenues (refer to Note 14 for further discussion).

Stock-Based Compensation. Compensation costs for share-based payments to employees, including stock options, are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for restricted stock units is based on FCX's stock price on the date of grant or an appropriate valuation model. The fair value for cash-settled stock appreciation rights (SARs) is the intrinsic value on the reporting or exercise date. FCX estimates forfeitures at the time of grant and revises those estimates in subsequent periods through the final vesting date of the awards if actual forfeitures differ from those estimates. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period. Refer to Note 11 for further discussion.

Earnings Per Share. FCX's basic net income per share of common stock was calculated by dividing net income attributable to common stockholders by the weighted-average shares of common stock outstanding during the year. A reconciliation of net income and weighted-average shares of common stock outstanding for purposes of calculating diluted net income per share for the years ended December 31 follows:

	2011	2010	2009
Net income	$ 5,747	$ 5,544	$3,534
Net income attributable to noncontrolling interests	(1,187)	(1,208)	(785)
Preferred dividends	—	(63)	(222)
Net income attributable to FCX common stockholders	4,560	4,273	2,527
Plus income impact of assumed conversion of:			
6¾% Mandatory Convertible Preferred Stock[a]	—	63	194
5½% Convertible Perpetual Preferred Stock[b]	—	—	28
Diluted net income attributable to FCX common stockholders	$ 4,560	$ 4,336	$2,749
Weighted-average shares of common stock outstanding	947	915	829
Add stock issuable upon conversion, exercise or vesting of (refer to Note 11):			
6¾% Mandatory Convertible Preferred Stock[a]	—	26	79
5½% Convertible Perpetual Preferred Stock[b]	—	—	25
Dilutive stock options	7[c]	6	3
Restricted stock units	1	2	2
Weighted-average shares of common stock outstanding for purposes of calculating diluted net income per share	955	949	938
Diluted net income per share attributable to FCX common stockholders	$ 4.78	$ 4.57	$ 2.93

a. All outstanding 6¾% Mandatory Convertible Preferred Stock automatically converted on May 1, 2010, into FCX common stock at a conversion rate of 2.7432 shares of FCX common stock.
b. In September 2009, FCX redeemed the remaining outstanding shares of its 5½% Convertible Perpetual Preferred Stock.
c. Potential additional shares of common stock that were anti-dilutive totaled approximately 2 million.

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the year are excluded from the computation of diluted net income per share of common stock. Approximately 4 million stock options with a weighted-average exercise price of $53.91 were excluded in 2011; approximately 10 million stock options with a weighted-average exercise price of $38.56 were excluded in 2010; and approximately 13 million stock options with a weighted-average exercise price of $36.27 were excluded in 2009.

New Accounting Standards. In May 2011, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) in connection with guidance for fair value measurements and disclosures. This ASU clarifies the FASB's intent on current guidance, modifies and changes certain guidance and principles, and expands disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, this ASU requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. This ASU is effective for interim and annual reporting periods beginning after December 15, 2011, and early application is not permitted.

In June 2011, FASB issued an ASU in connection with guidance on the presentation of comprehensive income. The objective of this ASU is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires an entity to present the components of net income and other comprehensive income and total comprehensive income (includes net income) either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. This ASU is effective for interim and annual reporting periods beginning after December 15, 2011, and early adoption is permitted. FCX has determined it will present comprehensive income as a separate statement beginning in the first quarter of 2012. In December 2011, FASB deferred the effective date for the requirement in this ASU for presenting reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements.

Reclassifications. For comparative purposes, the prior year balance sheet amounts for work-in-process product inventories was reclassified to current mill and leach stockpiles to conform with the current year presentation.

NOTE 2. Ownership in Subsidiaries, Joint Ventures and Investment in PT Smelting

Ownership in Subsidiaries. FMC is a fully integrated producer of copper and molybdenum, with mines in North America, South America and the Tenke Fungurume minerals district in the DRC, and copper and molybdenum conversion facilities. At December 31, 2011, FMC's operating copper mines in North America were Morenci, Sierrita, Bagdad, Safford and Miami located in Arizona, and Tyrone and Chino located in New Mexico.

FCX has an 85 percent interest in Morenci (refer to "Joint Ventures — Sumitomo") and owns 100 percent of the other North America copper mines. FMC also owns 100 percent of the Henderson molybdenum mine and the Climax molybdenum mine (construction activities are substantially complete with plans to commence production in 2012), which are located in Colorado. At December 31, 2011, operating copper mines in South America were Cerro Verde (53.56 percent owned) located in Peru, and El Abra (51 percent owned), Candelaria (80 percent owned) and Ojos del Salado (80 percent owned) located in Chile. In addition to copper and molybdenum, certain FMC mines produce other minerals, such as gold, silver and rhenium. At December 31, 2011, FMC owned an effective 57.75 percent interest in the Tenke Fungurume minerals district in the DRC (refer to Note 14 for discussion of the future change in ownership interest). In addition to copper, the Tenke Fungurume minerals district also produces cobalt hydroxide. At December 31, 2011, FMC's net assets totaled $14.9 billion and its accumulated deficit totaled $13.1 billion. FCX had $109 million in loans outstanding to FMC at December 31, 2011.

FCX's direct ownership in PT Freeport Indonesia totals 81.28 percent. PT Indocopper Investama, an Indonesian company, owns 9.36 percent of PT Freeport Indonesia and FCX owns 100 percent of PT Indocopper Investama. At December 31, 2011, PT Freeport Indonesia's net assets totaled $3.2 billion and its retained earnings totaled $3.1 billion. As of December 31, 2011, FCX had no loans outstanding to PT Freeport Indonesia.

FCX owns 100 percent of the outstanding Atlantic Copper common stock. At December 31, 2011, Atlantic Copper's net liabilities totaled $43 million and its accumulated deficit totaled $437 million. FCX had $586 million in loans outstanding to Atlantic Copper at December 31, 2011.

FCX owns an 85.71 percent interest in PT Puncakjaya Power (Puncakjaya Power), the owner of assets supplying power to PT Freeport Indonesia's operations, including the 3x65 megawatt coal-fired power facilities. PT Freeport Indonesia purchases power from Puncakjaya Power under infrastructure asset financing arrangements. At December 31, 2011, FCX did not have any loans outstanding to Puncakjaya Power, PT Freeport Indonesia had infrastructure asset financing obligations payable to Puncakjaya Power totaling $81 million, and Puncakjaya Power had a receivable from PT Freeport Indonesia for $106 million, including Rio Tinto's share. FCX consolidates PT Freeport Indonesia and Puncakjaya Power. FCX's consolidated balance sheets reflect receivables of $23 million ($3 million in other accounts receivable and $20 million in long-term receivables) at December 31, 2011, and $25 million ($2 million in other accounts receivable and $23 million in long-term receivables) at December 31, 2010, for Rio Tinto's share of Puncakjaya Power's receivable from PT Freeport Indonesia as provided for in FCX's joint venture agreement with Rio Tinto.

Joint Ventures. FCX has the following unincorporated joint ventures with third parties.

Rio Tinto. FCX and Rio Tinto have established certain unincorporated joint ventures. Under the joint venture arrangements, Rio Tinto has a 40 percent interest in PT Freeport Indonesia's Contract of Work and the option to participate in 40 percent of any other future exploration projects in Papua, Indonesia.

Pursuant to the joint venture agreement, Rio Tinto has a 40 percent interest in certain assets and future production exceeding specified annual amounts of copper, gold and silver through 2021 in Block A of PT Freeport Indonesia's Contract of Work, and, after 2021, a 40 percent interest in all production from Block A. All of PT Freeport Indonesia's proven and probable reserves and its mining operations are located in the Block A area. Operating, nonexpansion capital and administrative costs are shared proportionately between PT Freeport Indonesia and Rio Tinto based on the ratio of (i) the incremental revenues from production from PT Freeport Indonesia's most recent expansion completed in 1998 to (ii) total revenues from production from Block A, including production from PT Freeport Indonesia's previously existing reserves. PT Freeport Indonesia will continue to receive 100 percent of the cash flow from specified annual amounts of copper, gold and silver through 2021 calculated by reference to its proven and probable reserves as of December 31, 1994, and 60 percent of all remaining cash flow. The agreement provides for adjustments to the specified annual amounts of copper, gold and silver attributable 100 percent to PT Freeport Indonesia upon the occurrence of certain events that cause an interruption in production to occur, including events such as the labor disruptions and the temporary suspension of milling operations at PT Freeport Indonesia from damage to the concentrate and fuel pipelines that occurred in 2011. As a result of the labor and pipeline disruptions, the 2011 specified amounts, before smelter recoveries, attributable 100 percent to PT Freeport Indonesia were reduced by approximately 228 million pounds for copper and approximately 224 thousand ounces for gold, which will be offset by identical increases in future periods. The payable to Rio Tinto for its share of joint venture cash flows was $45 million at December 31, 2011, and $132 million at December 31, 2010.

Under the joint venture arrangements, Rio Tinto funded $100 million in 1996 for approved exploration costs in the areas covered by Contracts of Work held by FCX subsidiaries. Agreed-upon exploration costs in the joint venture areas are shared 60 percent by FCX and 40 percent by Rio Tinto. Since September 2008, Rio Tinto is no longer participating in exploration joint ventures in the PT Nabire Bakti Mining and PT Irja Eastern Minerals

Contract of Work areas in Indonesia. As a result, as long as Rio Tinto continues not to fund these exploration projects, FCX has the option to fund 100 percent of future exploration costs in these areas and Rio Tinto's interest in these areas will decline over time in accordance with the joint venture agreement. Rio Tinto has the option to resume participation in PT Irja Eastern Minerals on a monthly basis and in PT Nabire Bakti Mining on an annual basis. Rio Tinto continues to participate in exploration joint ventures in PT Freeport Indonesia's Contract of Work areas.

Sumitomo. FCX owns an 85 percent undivided interest in Morenci via an unincorporated joint venture. The remaining 15 percent is owned by Sumitomo, a jointly owned subsidiary of Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation. Each partner takes in kind its share of Morenci's production. FMC purchased 67 million pounds of Morenci's copper cathode from Sumitomo for $268 million during 2011, 66 million pounds for $223 million during 2010 and 75 million pounds for $175 million during 2009. FCX had a receivable from Sumitomo of $12 million at December 31, 2011, and $8 million at December 31, 2010.

Investment in PT Smelting. PT Smelting, an Indonesian company, operates a smelter and refinery in Gresik, Indonesia. During 2006, PT Smelting completed an expansion of its production capacity to 275,000 metric tons of copper per year from 250,000 metric tons. PT Freeport Indonesia owns 25 percent of the outstanding PT Smelting common stock.

PT Freeport Indonesia's contract with PT Smelting provides for the supply of 100 percent of the copper concentrate requirements necessary for PT Smelting to produce 205,000 metric tons of copper annually (essentially the smelter's original design capacity) on a priority basis. For the first 15 years of PT Smelting's commercial operations, beginning December 1998, PT Freeport Indonesia agreed that the combined treatment and refining charges would approximate market rates, but will not fall below specified minimum rates. The minimum rate, applicable to the period April 27, 2008, to April 27, 2014, is determined annually and must be sufficient to cover PT Smelting's annual cash operating costs (net of credits and including costs of debt service) for 205,000 metric tons of copper. The maximum rate is $0.30 per pound. PT Freeport Indonesia also sells copper concentrate to PT Smelting at market rates, which are not subject to a minimum or maximum rate, for quantities in excess of 205,000 metric tons of copper annually.

FCX's investment in PT Smelting (net of PT Freeport Indonesia's share of profits on sales to PT Smelting still in PT Smelting's inventory totaling $2 million at December 31, 2011, and $113 million at December 31, 2010) totaled $125 million at December 31, 2011, and $11 million at December 31, 2010. PT Smelting had project-specific debt, nonrecourse to PT Freeport Indonesia, totaling $320 million at December 31, 2011, and $180 million at December 31, 2010. PT Freeport Indonesia had a trade receivable from PT Smelting totaling $116 million at December 31, 2011, and $455 million at December 31, 2010.

NOTE 3. Inventories, Including Long-Term Mill and Leach Stockpiles

The components of inventories follow:

December 31,	2011	2010
Mining Operations:[a]		
Raw materials	$ 1	$ 1
Finished goods[b]	769	704
Atlantic Copper:		
Raw materials (concentrates)	260	336
Work-in-process	187	266
Finished goods	9	9
Total product inventories	1,226	1,316
Total materials and supplies, net[c]	1,354	1,169
Total inventories	$2,580	$2,485

a. FCX's mining operations also have work-in-process inventories (*i.e.*, mill and leach stockpiles), which have been summarized below.
b. Primarily includes molybdenum concentrates and copper concentrates, anodes, cathodes and rod.
c. Materials and supplies inventory is net of obsolescence reserves totaling $26 million at December 31, 2011 and 2010.

A summary of mill and leach stockpiles follows:

December 31, 2011	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ 40	$ 11	$ 18	$ —	$ 69
Leach stockpiles	963	216	—	41	1,220
Total current mill and leach stockpiles	$1,003	$227	$ 18	$ 41	$1,289
Long-term:[a]					
Mill stockpiles	$ —	$535	$—	$ —	$ 535
Leach stockpiles	718	284	—	149	1,151
Total long-term mill and leach stockpiles	$ 718	$819	$—	$149	$1,686

December 31, 2010	North America	South America	Indonesia	Africa	Total
Current:					
Mill stockpiles	$ 15	$ 29	$ 24	$ —	$ 68
Leach stockpiles	749	98	—	34	881
Total current mill and leach stockpiles	$764	$127	$ 24	$ 34	$ 949
Long-term:[a]					
Mill stockpiles	$ —	$470	$—	$ —	$ 470
Leach stockpiles	622	250	—	83	955
Total long-term mill and leach stockpiles	$622	$720	$—	$ 83	$1,425

a. Metals in stockpiles not expected to be recovered within the next 12 months.

NOTE 4. Property, Plant, Equipment and Development Costs, Net

The components of net property, plant, equipment and development costs follow:

December 31,	2011	2010
Proven and probable reserves	$ 4,572	$ 4,503
VBPP	1,071	1,100
Development and other	3,447	3,188
Buildings and infrastructure	3,151	2,815
Machinery and equipment	8,171	7,523
Mobile equipment	2,859	2,365
Construction in progress	2,704	1,885
Property, plant, equipment and development costs	25,975	23,379
Accumulated depreciation, depletion and amortization	(7,526)	(6,594)
Property, plant, equipment and development costs, net	$18,449	$16,785

FCX recorded $2.2 billion for VBPP in connection with the FMC acquisition in 2007 and transferred to proven and probable reserves $23 million during 2011, $197 million during 2010 and $542 million prior to 2010. Cumulative impairments of VBPP total $477 million, of which $6 million was recorded in 2011, and none in 2010 and 2009.

FCX capitalized interest totaling $109 million in 2011, $66 million in 2010 and $78 million in 2009. Capitalized interest primarily related to the development projects at the Climax, Cerro Verde and Candelaria mines, and in the Grasberg minerals district in Indonesia in 2011; at the Climax and El Abra mines in 2010; and at the Tenke Fungurume mine in 2009.

NOTE 5. Intangible Assets and Liabilities

The components of intangible assets and intangible liabilities (included in other liabilities) follow:

December 31, 2011	Gross Carrying Value	Accumulated Amortization	Net Book Value
Indefinite-lived water rights	$239	$ —	$239
Patents and process technology	48	(14)	34
Royalty payments	37	(21)	16
Power contracts	25	(18)	7
Other intangibles	38	(9)	29
Total intangible assets	$387	$ (62)	$325
Intangible liabilities:			
Treatment and refining terms in sales contracts	$ 52	$ (30)	$ 22

December 31, 2010	Gross Carrying Value	Accumulated Amortization	Net Book Value
Indefinite-lived water rights	$245	$ —	$245
Patents and process technology	48	(11)	37
Royalty payments	37	(18)	19
Power contracts	25	(17)	8
Other intangibles	25	(6)	19
Total intangible assets	$380	$ (52)	$328
Intangible liabilities:			
Treatment and refining terms in sales contracts	$ 52	$ (25)	$ 27

FCX performs its annual impairment testing of indefinite-lived intangible assets in the fourth quarter of each year. No material impairments were recorded during the three-year period ended December 31, 2011.

Amortization of intangible assets recognized in production and delivery costs was $10 million in 2011 and 2010, and $16 million in 2009. Amortization of intangible liabilities recognized in revenues was $5 million in 2011, $4 million in 2010 and $6 million in 2009. The estimated net amortization expense for the next five years is considered to be immaterial.

NOTE 6. Long-Term Receivables and Other Assets

The components of long-term receivables follow:

December 31,	2011	2010
Income taxes	$295	$ —
Loan to a DRC public electric utility	138	110
Disputed tax assessments (refer to Note 13)	109	—
Loan to La Générale des Carrières et des Mines (related party)	30	—
Other	103	90
Total long-term receivables	$675	$200

The components of other assets follow:

December 31,	2011	2010
Cost-method investments:		
McMoRan Exploration Co. (MMR)[a]	$475	$500
Other	2	3
Equity-method investments:		
PT Smelting[b]	125	11
Other	47	43
Trust assets[c,d]	152	140
Debt issue costs	40	58
Available-for-sale securities	9	28
Other	38	14
Total other assets	$888	$797

a. In December 2010, FCX purchased 500,000 shares of MMR's 5¾% Convertible Perpetual Preferred Stock (the Preferred Stock) for an aggregate purchase price of $500 million. The Preferred Stock is initially convertible into 62.5 shares of MMR common stock per share of Preferred Stock (an aggregate of 31.25 million shares of MMR common stock), at an initial conversion price of $16 per share of MMR common stock. Dividends received are recorded as a return of investment because of MMR's reported losses. Several of FCX's directors and executive officers also serve as directors or executive officers of MMR.
b. Amounts are reduced by unrecognized profits on sales from PT Freeport Indonesia to PT Smelting totaling $2 million at December 31, 2011, and $113 million at December 31, 2010.
c. Includes $151 million in 2011 and $137 million in 2010 of legally restricted funds for AROs at the Chino, Tyrone and Cobre mines (refer to Note 13 for further discussion).
d. The current portion, which is included in other current assets, totaled $8 million at December 31, 2010, and none at December 31, 2011.

NOTE 7. Accounts Payable and Accrued Liabilities

Additional information regarding accounts payable and accrued liabilities follows:

December 31,	2011	2010
Accounts payable	$1,353	$1,272
Salaries, wages and other compensation	257	244
Pension, postretirement, postemployment and other employee benefits[a]	180	156
Current deferred tax liability	103	61
Other accrued taxes	92	152
Accrued interest[b]	69	92
Deferred revenue	69	180
Community development programs	19	148
Other	110	136
Total accounts payable and accrued liabilities	$2,252	$2,441

a. Refer to Note 8 for long-term portion and Note 10 for further discussion.
b. Third-party interest paid, net of capitalized interest, was $284 million in 2011, $421 million in 2010 and $504 million in 2009.

NOTE 8. Other Liabilities

Additional information regarding other liabilities follows:

December 31,	2011	2010
Pension, postretirement, postemployment and other employment benefits[a]	$1,277	$1,074
Reserve for uncertain tax benefits	128	133
Insurance claim reserve	50	58
Atlantic Copper contractual obligation to insurance company (refer to Note 10)	39	48
Other	157	146
Total other liabilities	$1,651	$1,459

a. Refer to Note 7 for short-term portion and Note 10 for further discussion.

NOTE 9. Debt

The components of debt follow:

December 31,	2011	2010
Revolving Credit Facility	$ —	$ —
Senior Notes:		
8.375% Senior Notes due 2017	3,011	3,011
8.25% Senior Notes due 2015	—	1,079
9½% Senior Notes due 2031	131	175
6⅛% Senior Notes due 2034	115	115
7⅛% Debentures due 2027	115	115
8¾% Senior Notes due 2011	—	85
Other (including equipment capital leases and short-term borrowings)	165	175
Total debt	3,537	4,755
Less current portion of debt	(4)	(95)
Long-term debt	$3,533	$4,660

Revolving Credit Facility. FCX entered into a new senior unsecured revolving credit facility on March 30, 2011, which replaced the existing revolving credit facilities that were scheduled to mature on March 19, 2012. FCX recognized a loss on early extinguishment of debt totaling $7 million ($6 million to net income attributable to FCX common stockholders or $0.01 per diluted share) during 2011 associated with these transactions. The new revolving credit facility is available until March 30, 2016, in an aggregate principal amount of $1.5 billion, with $500 million available to PT Freeport Indonesia. At December 31, 2011, FCX had no borrowings and $44 million of letters of credit issued under the revolving credit facility, resulting in availability of approximately $1.5 billion, of which $956 million could be used for additional letters of credit.

Interest on the revolving credit facility is generally based on the London Interbank Offered Rate (LIBOR) plus 1.75 percent, subject to an increase or decrease in the interest rate margin based on the credit ratings assigned to FCX's senior unsecured debt by Standard & Poor's Rating Services and Moody's Investors Service.

The obligations of FCX and PT Freeport Indonesia under the revolving credit facility are not guaranteed by any subsidiaries and are unsecured; however, FCX may at any time designate any subsidiary (other than PT Freeport Indonesia) as a subsidiary guarantor.

Senior Notes. In March 2007, in connection with financing FCX's acquisition of FMC, FCX sold $3.5 billion of 8.375% Senior Notes due April 2017, $1.5 billion of 8.25% Senior Notes due April 2015 and $1.0 billion of Senior Floating Rate Notes due April 2015 for total net proceeds of $5.9 billion. Interest on the 8.375% Senior Notes is payable semiannually on April 1 and October 1. The 8.25% Senior Notes and the Senior Floating Rate Notes have been fully redeemed as further discussed below. The 8.375% Senior Notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the redemption date, and afterwards at stated redemption prices initially starting at 104.188 percent for 12 months beginning on April 1, 2012.

During 2009, FCX purchased in open-market transactions $203 million of the 8.25% Senior Notes for $218 million and $160 million of the 8.375% Senior Notes for $172 million. These open-market purchases resulted in losses on early extinguishment of debt totaling $33 million ($29 million to net income attributable to FCX common stockholders or $0.03 per diluted share). During 2010, FCX purchased in open-market transactions $218 million of the 8.25% Senior Notes for $237 million and $329 million of the 8.375% Senior Notes for $358 million, which resulted in losses on early extinguishment of debt totaling $55 million ($48 million to net income attributable to FCX common stockholders or $0.05 per diluted share). On April 1, 2010, FCX redeemed all of its $1 billion of outstanding Senior Floating Rates Notes for which holders received 101 percent of the principal amount together with accrued and unpaid interest. As a result of this redemption, FCX recorded a loss on early extinguishment of debt totaling $22 million ($20 million to net income attributable to FCX common stockholders or $0.02 per diluted share) during 2010. On April 1, 2011, FCX redeemed all its remaining $1.1 billion of outstanding 8.25% Senior Notes for which holders received 104.125 percent of the principal amount together with accrued and unpaid interest. As a result of this redemption, FCX recorded a loss on early extinguishment of debt totaling $55 million ($49 million to net income attributable to FCX common stockholders or $0.05 per diluted share) during 2011.

The 9½% Senior Notes due June 2031 bear interest payable semiannually on June 1 and December 1. These notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of FMC, FCX assumed these senior notes with a stated value of $197 million, which was increased by $43 million to reflect the fair market value of these obligations at the acquisition date. The increase in value is being amortized over the term of the notes and recorded as a reduction of interest expense. In 2008, FCX purchased in an open-market transaction $33 million of these senior notes for $46 million and recorded losses on early extinguishment of debt totaling $6 million ($5 million to net loss attributable to FCX common stockholders or $0.01 per diluted share). In 2010, FCX purchased in an open-market transaction $18 million of these senior notes for $26 million and recorded losses on early extinguishment of debt totaling $4 million ($3 million to net income attributable to FCX common stockholders or less than $0.01 per diluted share). In 2011, FCX purchased in an open-market transaction $35 million of these senior notes for $49 million and recorded losses on early extinguishment of debt totaling $6 million ($5 million to net income attributable to FCX common stockholders or less than $0.01 per diluted share). At December 31, 2011, the outstanding principal amount of these senior notes was $107 million.

The 6⅛% Senior Notes due March 2034 bear interest payable semiannually on March 15 and September 15. These notes are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of FMC, FCX assumed these senior notes with a stated value of $150 million, which was reduced by $11 million to reflect the fair market value of these obligations at the acquisition date. The decrease in value is being amortized over the term of the notes and recorded as additional interest expense. During 2007, FCX purchased in an open-market transaction $26 million of these notes. At December 31, 2011, the outstanding principal amount of these senior notes was $124 million.

The 7⅛% Debentures due November 2027 bear interest payable semiannually on May 1 and November 1. The debentures are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price. In March 2007, in connection with the acquisition of FMC, FCX assumed these debentures with a stated and fair value of $115 million. At December 31, 2011, the outstanding principal amount of these debentures was $115 million.

In March 2007, in connection with the acquisition of FMC, FCX assumed the 8¾% Senior Notes due June 2011 with a stated value of $109 million, which was increased by $11 million to reflect the fair market value of these obligations at the acquisition date. The increase in value was amortized over the term of the notes and recorded as a reduction of interest expense. In 2009, FCX purchased in an open-market transaction $24 million of these senior notes for $26 million and recorded losses on early extinguishment of debt totaling $1 million ($1 million to net income attributable to FCX common stockholders or less than $0.01 per diluted share). On the maturity date in June 2011, FCX paid the outstanding principal amount of $84 million on these senior notes.

In February 2004, FCX sold $350 million of 6.875% Senior Notes due February 2014 for net proceeds of $344 million. During 2004, FCX purchased in open-market transactions $10 million of its 6.875% Senior Notes. On August 20, 2009, FCX redeemed the remaining $340 million of these notes for $352 million or a redemption price of 103.439 percent of the principal amount (plus accrued and unpaid interest) and recorded losses on early extinguishment of debt totaling $14 million ($13 million to net income attributable to FCX common stockholders or $0.01 per diluted share).

All of FCX's senior notes are unsecured.

In February 2012, FCX issued $3.0 billion in senior notes in three tranches (see Note 20 for further discussion).

Restrictive Covenants. FCX's credit facility and senior notes contain certain restrictive covenants. The credit facility includes covenants that are typical for investment-grade companies, including limitations on liens and subsidiary debt. The credit facility also includes financial ratios governing maximum total leverage and minimum interest coverage. If the rating is downgraded below investment grade by both Standard & Poor's Rating Services and Moody's Investors Service, these covenants would become effective. The 8.375% Senior Notes and other senior notes contain limitations on liens that are generally typical for investment-grade companies.

Maturities. Maturities of debt instruments based on the amounts and terms outstanding at December 31, 2011, total $4 million in 2012, less than $1 million in 2013, none for the years 2014 through 2016, and $3.5 billion thereafter.

NOTE 10. Employee Benefits

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FMC has trusteed, non-contributory pension plans covering substantially all of its U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. For certain of these plans, benefits are calculated based on final average monthly compensation and years of service. In the case of other plans, benefits are calculated based on a fixed amount for each year of service. Participants in the FMC plans generally vest in their accrued benefits after five years of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's policy for determining asset-mix targets for the Freeport-McMoRan Corporation Defined Benefit Master Trust (Master Trust) includes the periodic development of asset/liability studies to determine expected long-term rates of return and expected risk for various investment portfolios. FCX's retirement plan administration and investment committee considers these studies in the formal establishment of asset-mix targets. FCX's investment objective emphasizes the need to maintain a well-diversified investment program through both the allocation of the Master Trust assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Diversification, by asset class and by investment manager, is FCX's principal means of reducing volatility and exercising prudent investment judgment. FCX's present target asset allocation approximates 54 percent equity investments (43 percent global equities, 7 percent emerging markets equities and 4 percent U.S. equities), 35 percent fixed income (18 percent U.S. fixed income, 5 percent international fixed income, 5 percent high yield, 4 percent treasury inflation-protection securities and 3 percent emerging markets fixed income) and 11 percent alternative investments (5 percent private equity, 3 percent private real estate and 3 percent real estate investment trusts).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration asset allocation, historical returns on the types of assets held in the Master Trust and the current economic environment. Based on these factors, FCX expects the pension assets will earn an average of 7.5 percent per annum during the 10 years beginning January 1, 2012. The 7.5 percent estimation was based on a passive return on a compound basis of 7.0 percent and a premium for active management of 0.5 percent reflecting the target asset allocation and current investment array.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension expense in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments for service to date together with the Mercer Pension Discount Curve. The Mercer Pension Discount Curve consists of spot (*i.e.,* zero coupon) interest rates at one-half year increments for each of the next 30 years and is developed based on pricing and yield information for high-quality corporate bonds. Prior to December 31, 2010, FCX determined its discount rate based on expected future benefit payments for service to date together with the Citigroup Pension Discount Curve. Changes in the discount rate are reflected in FCX's benefit obligation and, therefore, in future pension costs.

Other FCX Plans. In February 2004, FCX established an unfunded Supplemental Executive Retirement Plan (SERP) for its two most senior executive officers. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity or an equivalent lump sum. The annuity will equal a percentage of the executive's highest average compensation for any consecutive three-year period during the five years immediately preceding the earlier of the executive's retirement or completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits paid or due under any defined benefit or defined contribution plan sponsored by FM Services Company, FCX's wholly owned subsidiary, FCX or its predecessor, but not including accounts funded exclusively by deductions from participant's pay. FCX also has an unfunded pension plan for its directors and an excess benefits plan for its executives, both of which no longer accrue benefits.

PT Freeport Indonesia Plan. PT Freeport Indonesia has a defined benefit pension plan denominated in Indonesian rupiah covering substantially all of its Indonesian national employees. PT Freeport Indonesia funds the plan and invests the assets in accordance with Indonesian pension guidelines. The pension obligation was valued at an exchange rate of 9,060 rupiah to one U.S. dollar on December 31, 2011, and 8,990 rupiah to one U.S. dollar on December 31, 2010. Indonesian labor laws enacted in 2003 require that companies provide a minimum level of benefits to employees upon employment termination based on the reason for termination and the employee's years of service. PT Freeport Indonesia's pension benefit disclosures include benefits related to this law. PT Freeport Indonesia's expected rate of return on plan assets is evaluated at least annually, taking into consideration its historical yield and the long-range estimated return for the plan based on the asset mix. Based on these factors, PT Freeport Indonesia expects pension assets will earn an average of 8.5 percent per annum.

Atlantic Copper Plan. Atlantic Copper has a contractual obligation denominated in euros to supplement amounts paid to certain retired Spanish national employees. As required by Spanish law, beginning in August 2002, Atlantic Copper began funding 7.2 million euros ($9 million based on a December 31, 2011, exchange rate of $1.29 per euro) annually for 15 years to an approved insurance company for its estimated 72 million euro contractual obligation to the retired employees. The insurance company invests the plan assets in accordance with Spanish regulations, and Atlantic Copper has no control over these investments.

Plan Information. FCX uses a measurement date of December 31 for its plans. In some plans, the plan assets exceed the accumulated benefit obligations, while in the remainder, the accumulated benefit obligations exceed the plan assets. Information for those plans where the accumulated benefit obligations exceed the plan assets follows:

December 31,	2011	2010
Projected benefit obligation	$2,055	$1,662
Accumulated benefit obligation	1,874	1,581
Fair value of plan assets	1,261	1,122

Information on the FCX (including FMC's plans; and FCX's SERP, director and excess benefits plans), PT Freeport Indonesia and Atlantic Copper plans as of December 31 follows:

	FCX		PT Freeport Indonesia		Atlantic Copper	
	2011	2010	2011	2010	2011	2010
Change in benefit obligation:						
Benefit obligation at beginning of year	$1,598	$1,472	$135	$ 80	$ 71	$ 79
Service cost	24	26	13	8	—	—
Interest cost	83	82	11	8	3	3
Actuarial losses	172	104	55	41	—	—
Foreign exchange losses (gains)	(1)	(1)	(1)	4	(1)	(4)
Benefits paid	(85)	(85)	(7)	(6)	(8)	(7)
Benefit obligation at end of year	1,791	1,598	206	135	65	71
Change in plan assets:						
Fair value of plan assets at beginning of year	1,112	1,067	97	78	23	21
Actual return on plan assets	88	126	9	13	—	—
Employer contributions[a]	26	5	9	8	11	9
Foreign exchange gains (losses)	—	(1)	(1)	4	—	—
Benefits paid	(85)	(85)	(7)	(6)	(8)	(7)
Fair value of plan assets at end of year	1,141	1,112	107	97	26	23
Funded status	$ (650)	$ (486)	$ (99)	$ (38)	$ (39)	$ (48)
Accumulated benefit obligation	$1,701	$1,517	$115	$ 68	$ 65	$ 71
Weighted-average assumptions used to determine benefit obligations:						
Discount rate[b]	4.60%	5.40%	7.00%	8.50%	6.77%	6.77%
Rate of compensation increase[c]	3.75%	3.75%	8.00%	8.00%	NA	NA
Balance sheet classification of funded status:						
Other assets	$ 6	$ 6	$ —	$ —	$ —	$ —
Accounts payable and accrued liabilities	(4)	(4)	—	—	—	—
Other liabilities	(652)	(488)	(99)	(38)	(39)	(48)
Total	$ (650)	$ (486)	$ (99)	$ (38)	$ (39)	$ (48)

a. Employer contributions for 2012 are expected to approximate $97 million for the FCX plans, $14 million for the PT Freeport Indonesia plan (based on a December 31, 2011, exchange rate of 9,060 Indonesian rupiah to one U.S. dollar) and $9 million for the Atlantic Copper plan (based on a December 31, 2011, exchange rate of $1.29 per euro).

b. The discount rate shown in 2011 and 2010 for the FCX plans relates to all plans except the SERP plan. The SERP plan's discount rate in 2011 and 2010 was 4.00 percent.

c. The rate of compensation increase shown for the FCX plans only relates to the FMC plans. The rate of compensation increase shown for the PT Freeport Indonesia plan relates to the years after 2012. For the PT Freeport Indonesia plan, the rate of compensation increase for 2012 ranges from 10 percent to 13 percent.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans (FMC's plans; and FCX's SERP, director and excess benefits plans) for the years ended December 31 follow:

	2011	2010	2009
Weighted-average assumptions:			
Discount rate:			
FCX SERP	4.00%	4.00%	4.00%
FMC plans	5.40%	5.80%	6.10%
Expected return on plan assets[a]	8.00%	8.50%	8.50%
Rate of compensation increase[a]	3.75%	4.25%	4.25%
Service cost	$ 24	$ 26	$ 26
Interest cost	83	82	85
Expected return on plan assets	(86)	(87)	(73)
Amortization of prior service cost	(1)	(1)	—
Amortization of net actuarial losses	19	22	26
Curtailments and special retirement benefits	—	—	(4)
Net periodic benefit cost	$ 39	$ 42	$ 60

a. The assumptions shown only relate to the FMC plans.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT Freeport Indonesia's and Atlantic Copper's pension plans for the years ended December 31 follow:

	PT Freeport Indonesia		
	2011	2010	2009
Weighted-average assumptions:			
Discount rate	8.50%	10.50%	12.00%
Expected return on plan assets	9.25%	8.25%	10.00%
Rate of compensation increase	8.00%	8.00%	8.00%
Service cost	$ 13	$ 8	$ 5
Interest cost	11	8	7
Expected return on plan assets	(9)	(7)	(5)
Amortization of prior service cost	1	1	1
Amortization of net actuarial loss	3	—	1
Net periodic benefit cost	$ 19	$ 10	$ 9

	Atlantic Cooper		
	2011	2010	2009
Weighted-average assumption:			
Discount rate	6.77%	6.77%	6.77%
Interest cost	$ 3	$ 3	$ 4
Amortization of net actuarial loss	1	1	1
Net periodic benefit cost	$ 4	$ 4	$ 5

Included in accumulated other comprehensive income (loss) are the following amounts that have not been recognized in net periodic pension cost: unrecognized prior service credits of $2 million ($1 million net of tax and noncontrolling interests) and unrecognized actuarial losses of $642 million ($390 million net of tax and noncontrolling interests) at December 31, 2011; and unrecognized prior service credits of $2 million ($1 million net of tax and noncontrolling interests) and unrecognized actuarial losses of $440 million ($267 million net of tax and noncontrolling interests) at December 31, 2010. The amounts expected to be recognized in net periodic pension cost for 2012 are less than $1 million for prior service credits and $40 million ($25 million net of tax and noncontrolling interests) for actuarial losses.

FCX does not expect to have any plan assets returned to it in 2012.

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to significant observable inputs (Level 2) and the lowest priority to significant unobservable inputs (Level 3). For further discussion of the different levels of the fair value hierarchy, refer to Note 16.

A summary of the fair value hierarchy for pension plan assets associated with the FCX plans follows:

	Fair Value at December 31, 2011			
	Total	Level 1	Level 2	Level 3
Commingled/collective funds:				
Global equity	$ 408	$ —	$ 408	$ —
U.S. real estate securities	52	—	52	—
U.S. small-cap equity	45	—	45	—
Real estate property	35	—	—	35
Short-term investments	22	—	22	—
Open-ended mutual funds:				
Government bonds	50	50	—	—
Emerging markets equity	36	36	—	—
Corporate bonds	22	22	—	—
Mutual funds:				
Foreign bonds	43	43	—	—
Emerging markets bond	32	32	—	—
Emerging markets equity	24	24	—	—
Fixed income:				
Government bonds	233	—	233	—
Corporate bonds	73	—	73	—
Private equity investments	50	—	—	50
Other investments	23	—	23	—
Total investments	1,148	$207	$ 856	$ 85
Cash and receivables	6			
Payables	(13)			
Total pension plan net assets	$1,141			

	Fair Value at December 31, 2010			
	Total	Level 1	Level 2	Level 3
Commingled/collective funds:				
U.S. large-cap equity	$ 134	$ —	$ 134	$ —
U.S. small-cap equity[a]	101	—	101	—
International equity	71	—	71	—
U.S. real estate securities[a]	47	—	47	—
Real estate property	28	—	—	28
Short-term investments[a]	19	—	19	—
Open-ended mutual funds:				
Emerging markets equity	46	46	—	—
Government bonds	38	38	—	—
Corporate bonds	30	30	—	—
Mutual funds:				
Foreign bonds	38	38	—	—
Emerging markets bond	30	30	—	—
Emerging markets equity	29	29	—	—
Equity securities:				
U.S. large-cap equity	161	161	—	—
International equity	57	57	—	—
Fixed income:				
Government bonds	147	—	147	—
Corporate bonds	74	—	74	—
Private equity investments	46	—	—	46
Other investments	28	1	27	—
Total investments	1,124	$430	$ 620	$ 74
Cash and receivables	81			
Payables	(93)			
Total pension plan net assets	$1,112			

a. At the end of 2011, FCX reevaluated its level determinations, including those reported at December 31, 2010. While the majority of the underlying investments consists of publicly traded securities with actively quoted market values, the reported fair value of the investment vehicle containing these securities is based on net asset values that are not published publicly; therefore, FCX concluded these investments are more appropriately classified within Level 2 of the fair value hierarchy.

Following is a description of the pension plan asset categories and the valuation techniques used to measure fair value. There have been no changes in the techniques used at December 31, 2011.

Commingled/collective funds are managed by several fund managers and are valued at the net asset value per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded equity securities; however, the unit level is considered to be at the fund level and, as such, are classified within Level 2 (except the real estate property funds) of the fair value hierarchy. These funds require less than a month's notice for redemptions. Real estate property funds are valued at net realizable value using information from independent appraisal firms, who have knowledge and expertise about the current market values of real property in the same vicinity as the investments and, as such, are classified within Level 3 of the fair value hierarchy. Redemptions of the real estate property funds are allowed once per quarter, subject to available cash.

Open-ended mutual funds are managed by registered investment companies and are valued at the daily published net asset value of shares/units held. Because redemptions and purchases of shares/units occur at the net asset value without any adjustments to the published net asset value that is provided on an ongoing basis (active-market criteria is met), these investments are classified within Level 1 of the fair value hierarchy.

Mutual funds and equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

Fixed income investments include government and corporate bonds held directly by us or through commingled funds. Fixed income securities are valued using a bid evaluation or a mid evaluation and, as such, are classified within Level 2 of the fair value hierarchy. A bid evaluation is an estimated price at which a dealer would pay for a security. A mid evaluation is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at net realizable value using information from general partners and, as such, are classified within Level 3 of the fair value hierarchy because of the inherent restrictions on redemptions that may affect the ability to sell the investments at their net asset value in the near term.

A summary of changes in the fair value of FCX's Level 3 pension plan assets for the years ended December 31 follows:

	Private Equity Investments	Real Estate Property	Total
Balance at January 1, 2010	$40	$25	$65
Actual return on plan assets:			
Realized gains	—	2	2
Net unrealized gains related to assets still held at the end of the year	2	1	3
Purchases	7	—	7
Settlements, net	(3)	—	(3)
Balance at December 31, 2010	46	28	74
Actual return on plan assets:			
Realized gains (losses)	(2)	2	—
Net unrealized gains related to assets still held at the end of the year	5	5	10
Purchases	5	—	5
Settlements, net	(4)	—	(4)
Balance at December 31, 2011	$50	$35	$85

A summary of the fair value hierarchy for pension plan assets associated with the PT Freeport Indonesia plan follows:

	Fair Value at December 31, 2011			
	Total	Level 1	Level 2	Level 3
Common stocks	$ 29	$29	$ —	$ —
Government bonds	22	22	—	—
Total investments	51	$51	$ —	$ —
Cash and receivables	56			
Total pension plan net assets	$107			

	Fair Value at December 31, 2010			
	Total	Level 1	Level 2	Level 3
Common stocks	$29	$29	$ —	$ —
Government bonds	19	19	—	—
Total investments	48	$48	$ —	$ —
Cash and receivables	49			
Total pension plan net assets	$97			

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT Freeport Indonesia plan. There have been no changes in the techniques used at December 31, 2011.

Common stocks and government bonds are valued at the closing price reported on the active market on which the individual securities are traded.

The techniques described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Atlantic Copper's plan is administered by a third-party insurance company, and Atlantic Copper is not provided asset allocations.

The expected benefit payments for FCX's (including FMC's plans; and FCX's SERP, director and excess benefits plans), PT Freeport Indonesia's and Atlantic Copper's pension plans follow:

	FCX	PT Freeport Indonesia[a]	Atlantic Copper[b]
2012	$ 88	$ 16	$ 7
2013	88	11	7
2014	90	11	7
2015	91	13	7
2016	94	14	7
2017 through 2021	515	123	36

a. Based on a December 31, 2011, exchange rate of 9,060 Indonesian rupiah to one U.S. dollar.

b. Based on a December 31, 2011, exchange rate of $1.29 per euro.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The discount rate for FCX's postretirement medical and life insurance benefit plans was determined on the same basis as FCX's pension plans.

Information on the postretirement benefit plans as of December 31 follows:

	2011	2010
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 240	$ 265
Service cost	1	1
Interest cost	11	13
Actuarial gains	(7)	(13)
Benefits paid, net of employee and partner contributions, and Medicare Part D subsidy	(22)	(26)
Benefit obligation at end of year	223	240
Change in plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer and partner contributions	25	30
Employee contributions	12	11
Benefits paid	(37)	(41)
Fair value of plan assets at end of year	—	—
Funded status	$(223)	$(240)
Discount rate assumption	4.20%	4.90%
Balance sheet classification of funded status:		
Accounts payable and accrued liabilities	$ (23)	$ (26)
Other liabilities	(200)	(214)
Total	$(223)	$(240)

Included in accumulated other comprehensive income (loss) are amounts not recognized in net periodic benefit cost for unrecognized actuarial losses of $4 million ($3 million net of tax and noncontrolling interests) at December 31, 2011, and $3 million ($2 million net of tax and noncontrolling interests) at December 31, 2010. No amount is expected to be recognized in net periodic benefit cost in 2012 for unrecognized actuarial losses.

Expected benefit payments for these plans total $23 million for 2012, $21 million for 2013, $20 million for 2014, $19 million for 2015, $18 million for 2016 and $82 million for 2017 through 2021.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's postretirement benefits for the years ended December 31 follow:

	2011	2010	2009
Weighted-average assumptions:			
Discount rate	4.90%	5.20%	6.30%
Service cost	$ 1	$ 1	$ 1
Interest cost	11	13	15
Curtailments and special retirement benefits	—	—	(1)
Net periodic benefit cost	$ 12	$ 14	$ 15

The assumed medical-care trend rates at December 31 follow:

	2011	2010
Medical-care cost trend rate assumed for the next year	8.00%	8.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.75%
Year that the rate reaches the ultimate trend rate	2026	2025

The effect of a one-percent increase or decrease in the medical-care cost trend rates assumed for postretirement medical benefits would result in increases or decreases of less than $1 million in the aggregate service and interest cost components; for the postretirement benefit obligation, the effect of a one-percent increase is approximately $8 million and the effect of a one-percent decrease is approximately $7 million.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit consisted of a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $57 million (included in other liabilities) at December 31, 2011, and a current portion of $8 million (included in accounts payable and accrued liabilities) and a long-term portion of $53 million (included in other liabilities) at December 31, 2010.

FCX also sponsors savings plans for the majority of its U.S. employees. The plans allow employees to contribute a portion of their pre-tax income in accordance with specified guidelines. These savings plans are principally qualified 401(k) plans for all U.S. salaried and non-bargained hourly employees. In these plans, participants exercise control and direct the investment of their contributions and account balances among various investment options. FCX matches a percentage of employee pre-tax deferral contributions up to certain limits, which vary by plan.

During 2000, FCX and FM Services Company enhanced their primary savings plan for substantially all their employees following their decision to terminate their defined benefit pension plans. Subsequent to the enhancement, FCX and FM Services Company contribute amounts to individual accounts totaling either 4 percent or 10 percent of each employee's pay, depending on a combination of each employee's age and years of service as of June 30, 2000. For employees whose eligible compensation exceeds certain levels, FCX provides an unfunded defined contribution plan. The balance of this liability totaled $56 million on December 31, 2011, and $49 million on December 31, 2010.

FMC had a defined contribution plan for its eligible employees hired on or after January 1, 2007, which was merged into the FCX savings plan effective January 1, 2009. Subsequent to

January 1, 2009, FMC contributes enhanced amounts for its eligible employees hired on or after January 1, 2007, totaling 4 percent of each eligible employee's earnings, regardless of years of service. However, most eligible FMC employees who were receiving more than 4 percent of their eligible earnings under the previous FMC defined contribution plan will continue to receive this higher percentage of their eligible earnings.

The costs charged to operations for employee savings plans and defined contribution plans totaled $35 million in 2011, $36 million in 2010 and $30 million in 2009.

FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 11. Stockholders' Equity and Stock-Based Compensation

Common Stock. FCX's authorized shares of capital stock total 1.85 billion shares, consisting of 1.8 billion shares of common stock and 50 million shares of preferred stock.

In December 2010, FCX's Board of Directors declared a two-for-one split of its common stock in the form of a stock dividend on issued and outstanding shares. Common shareholders of record at the close of business on January 15, 2011, received one additional share of common stock for every share they owned as of that date. The additional shares were issued on February 1, 2011, and increased the number of shares outstanding to approximately 945 million from approximately 472 million. The par value of FCX's common stock remains at $0.10 per share. FCX's common stock began trading on a post-split basis on February 2, 2011. All references to shares of common stock and per share amounts have been retroactively adjusted to reflect the two-for-one stock split, unless otherwise noted.

In February 2009, FCX completed a public offering of 53.6 million shares of FCX common stock at an average price of $14.00 per share, which generated gross proceeds of $750 million (net proceeds of approximately $740 million).

In July 2008, FCX's Board of Directors approved an increase in the open-market share purchase program for up to 30 million shares. During 2008, on a pre-split basis, FCX acquired 6.3 million shares for $500 million ($79.15 per share average) and 23.7 million shares remain available under this program. During September 2008, because of the financial turmoil and the decline in copper and molybdenum prices, FCX suspended its purchases of shares under its open-market share purchase program. The timing of future purchases of FCX's common stock is dependent on many factors, including FCX's operating results, cash flows and financial position; copper, molybdenum and gold prices; the price of FCX's common stock; and general economic and market conditions.

In December 2008, FCX's Board of Directors suspended the cash dividend on FCX's common stock; accordingly, there were no common stock dividends paid in 2009. In October 2009, FCX's Board of Directors reinstated a cash dividend on FCX's common stock at an annual rate of $0.30 per share beginning in 2010. FCX's Board of Directors authorized an increase in the cash dividend on FCX's common stock to an annual rate of $0.60 per share in April 2010 and then to an annual rate of $1.00 per share in October 2010. In December 2010, FCX's Board of Directors declared a supplemental common stock dividend of $0.50 per share, which was paid on December 30, 2010, to common shareholders of record at the close of business on December 20, 2010. In April 2011, FCX's Board of Directors declared a supplemental common stock dividend $0.50 per share, which was paid on June 1, 2011, to common shareholders of record at the close of business on May 15, 2011. On December 28, 2011, FCX declared a regular quarterly dividend of $0.25 per share, which was paid on February 1, 2012, to common shareholders of record at the close of business on January 13, 2012. The Board of Directors will continue to review FCX's financial policy on an ongoing basis.

Preferred Stock. On March 28, 2007, FCX sold 28.75 million shares of 6¾% Mandatory Convertible Preferred Stock, with a liquidation preference of $100 per share, for net proceeds of $2.8 billion. The 6¾% Mandatory Convertible Preferred Stock was automatically converted on May 1, 2010, into shares of FCX common stock. The conversion rate was adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.15625 per share, and, for shares converted on May 1, 2010, depended on the applicable average market price of FCX's common stock over the 20-trading-day period ending on the third trading day prior to May 1, 2010. Holders could elect to convert at any time prior to May 1, 2010, at a conversion rate equal to 2.7432 shares of FCX common stock. During 2010, a total of 28,749,560 outstanding shares of FCX's 6¾% Mandatory Convertible Preferred Stock were converted into 78.9 million shares of FCX common stock (conversion rate equal to 2.7432 shares of FCX common stock).

In March 2004, FCX sold 1.1 million shares of 5½% Convertible Perpetual Preferred Stock for net proceeds of $1.1 billion. The conversion rate was adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.10 per share. As a result of the quarterly and supplemental common stock dividends paid through

August 31, 2009, each share of preferred stock was convertible into 43.061 shares of FCX common stock, equivalent to a conversion price of approximately $23.22 per common share. In December 2008, through privately negotiated transactions, FCX induced conversion of 268,331 shares of its 5½% Convertible Perpetual Preferred Stock with a liquidation preference of $268 million into 11.5 million shares of FCX common stock. To induce conversion of these shares, FCX issued to the holders an additional 2.0 million shares of FCX common stock valued at $22 million, which was recorded as losses on induced conversions in the consolidated statements of operations. In September 2009, FCX called for redemption the remaining outstanding shares of its 5½% Convertible Perpetual Preferred Stock. Of the 831,554 shares outstanding at the time of the call, 830,529 shares were converted into 35.8 million shares of FCX common stock, and the remaining 1,025 shares were redeemed for approximately $1 million in cash.

Stock Award Plans. FCX currently has awards outstanding under its stock-based compensation plans, including two FMC plans resulting from the acquisition. As of December 31, 2011, only two of the plans, both of which are stockholder approved (which are discussed below), have awards available for grant.

The 2003 Stock Incentive Plan (the 2003 Plan) provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards. The 2003 Plan allows FCX to grant awards for up to 16 million common shares to eligible participants. In 2006, FCX's stockholders approved the 2006 Stock Incentive Plan (the 2006 Plan), and FCX's stockholders approved amendments to the plan in 2007 primarily to increase the number of shares available for grants and in 2010 to permit grants to outside directors. The 2006 Plan provides for the issuance of stock options, SARs, restricted stock, restricted stock units and other stock-based awards for up to 74 million common shares. As of December 31, 2011, shares available for grant totaled 37.2 million under the 2006 Plan and less than 500 shares under the 2003 Plan.

In connection with the FMC acquisition, former FMC stock options and restricted stock awards were converted into 1,613,190 FCX stock options and 174,782 FCX restricted stock awards, which retain the terms by which they were originally granted under FMC's plans. The stock options carry a maximum term of 10 years with 1,344,268 stock options vested upon the acquisition of FMC and 268,922 stock options that vested ratably over a three-year period or the period until the participant became retirement-eligible, whichever was shorter. Restricted stock awards generally became fully vested in five years, with a majority of these shares having graded-vesting features in which 25 percent of the shares would vest on the third and fourth anniversaries of the award and the remaining 50 percent in the fifth year. In February 2010, the former FMC restricted stock agreements were amended to accelerate the vesting period of the restricted stock awards that were converted upon the acquisition of FMC; therefore, these restricted stock awards (excluding the cash portion that resulted from the conversion of these restricted stock awards at the time of the acquisition) became fully vested. The fair value of the restricted stock awards was determined based on the quoted market price at the time of the acquisition.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards for the years ended December 31 follows:

	2011	2010	2009
Stock options awarded to employees (including directors)	$ 84	$ 84	$ 67
Stock options awarded to nonemployees	1	5	5
Restricted stock units awarded to employees (including directors)	32	30	29
Restricted stock awards to employees	—	1	2
SARs	(2)	2	4
Total stock-based compensation cost[a]	115	122	107
Tax benefit	(42)	(45)	(41)
Noncontrolling interests' share	(4)	(3)	(3)
Impact on net income	$ 69	$ 74	$ 63

a. Amounts are before Rio Tinto's share of the cost of employee exercises of in-the-money stock options, which decreased consolidated selling, general and administrative expenses by $3 million in 2011, $4 million in 2010 and $2 million in 2009.

FCX did not capitalize any stock-based compensation costs to property, plant, equipment and development costs during the years ended December 31, 2011, 2010 and 2009.

Options and SARs. Stock options and SARs granted under the plans generally expire 10 years after the date of grant and vest in 25 percent annual increments beginning one year from the date of grant. The plans and award agreements provide that participants will receive the following year's vesting after retirement and provide for accelerated vesting if there is a change in control (as defined in the plans). Therefore, FCX accelerates one year of amortization for retirement-eligible employees.

A summary of options outstanding as of December 31, 2011, including 69,672 SARs, and changes during the year ended December 31, 2011, follows:

	Number of Options	Weighted-Average Option Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	26,930,444	$30.22		
Granted	4,230,500	55.43		
Exercised	(3,044,174)	21.88		
Expired/Forfeited	(149,625)	37.61		
Balance at December 31	27,967,145	34.90	6.9	$152
Vested and exercisable at December 31	13,560,645	$33.10	5.7	$ 65

Summaries of options outstanding, including SARs, and changes during the years ended December 31 follow:

	2010		2009	
	Number of Options	Weighted-Average Option Price	Number of Options	Weighted-Average Option Price
Balance at January 1	24,921,594	$ 27.59	19,705,894	$ 32.49
Granted	8,303,000	36.15	7,302,000	12.94
Exercised	(6,081,650)	27.54	(1,571,874)	20.15
Expired/Forfeited	(212,500)	30.29	(514,426)	30.29
Balance at December 31	26,930,444	30.22	24,921,594	27.59

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX's common stock and historical volatility of FCX's common stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life of the options. When appropriate, separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated using the annual dividend (excluding supplemental dividends) at the date of grant. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option at the grant date. The weighted-average assumptions used to value stock option awards during the years ended December 31 follow:

	2011	2010	2009
Expected volatility	50.9%	51.9%	70.6%
Expected life of options (in years)	4.34	4.61	4.37
Expected dividend rate	1.8%	0.8%	—%
Risk-free interest rate	1.6%	2.2%	1.5%

The weighted-average grant-date fair value of options granted was $20.58 per option during 2011, $15.33 per option during 2010 and $7.14 per option during 2009. The total intrinsic value of options exercised was $101 million during 2011, $129 million during 2010 and $24 million during 2009. The total fair value of options vested was $89 million during 2011, $61 million during 2010 and $70 million during 2009. As of December 31, 2011, FCX had $101 million of total unrecognized compensation cost related to unvested stock options expected to be recognized over a weighted-average period of 1.5 years.

The following table includes amounts related to exercises of stock options and SARs and vesting of restricted stock units and restricted stock awards during the years ended December 31:

	2011	2010	2009
FCX shares tendered to pay the exercise price and/or the minimum required taxes[a]	936,811	934,099	542,786
Cash received from stock option exercises	$ 48	$ 109	$ 18
Actual tax benefit realized for tax deductions	45	50	21
Amounts FCX paid for employee taxes	45	28	12
Amounts FCX paid for exercised SARs	1	1	1

a. Under terms of the related plans, upon exercise of stock options and vesting of restricted stock units and restricted stock awards, employees may tender FCX shares to FCX to pay the exercise price and/or the minimum required taxes.

Restricted Stock Units. FCX has an annual incentive plan for its executive officers that requires a portion of each executive officer's annual bonus be paid in restricted stock units. The maximum annual incentive award pool is a percentage of FCX's consolidated operating cash flows adjusted for working capital for the preceding year and funding of the pool is subject to a performance condition. Grants of restricted stock units before 2012 vest ratably over three years and provide that the FCX executive officers will receive the following year's vesting upon retirement provided the performance condition is met. The fair value of these restricted stock unit grants was estimated based on projected operating cash flows for the applicable year and was charged to expense ratably over three years, beginning with the year during which the cash flows were generated as performance of services commenced in the calendar year preceding the date of grant. In February 2012, the terms of restricted stock unit awards under the annual incentive plan were revised. Beginning with 2012 grants, the level of restricted stock units granted will continue to be based on FCX's consolidated operating cash flows adjusted for working capital for the preceding year, but the award will vest after three years subject to FCX attaining a five-year average return on investment (a performance condition defined in the award agreement) of at least six percent. The awards will also be subject to a 20 percent reduction if FCX performs below a group of its peers as defined in the award agreement. The fair value of the awards is estimated using an appropriate valuation model. The awards continue to vest after the recipients retirement or death; therefore, since all of FCX's executive officers are retirement eligible, FCX charges the cost of these awards to expense in the year the cash flows are generated as performance of services is only required in the calendar year preceding the date of grant.

FCX also granted other restricted stock units that vest over a period of up to five years. The plans and award agreements provide for accelerated vesting of all restricted stock units if there is a change of control (as defined in the plans) and provide that participants will receive the following year's vesting after retirement (except for the restricted stock units with five year vesting that do not allow acceleration because of retirement). Dividends and interest on restricted stock units accrue and are paid upon the award's vesting.

FCX grants restricted stock units to its directors. The restricted stock units vest over four years. The fair value of the restricted stock units is amortized over the four-year vesting period or the period until the director becomes retirement-eligible, whichever is shorter. Upon a director's retirement, all of their unvested restricted stock units immediately vest. For retirement-eligible directors, the fair value of restricted stock units is recognized in earnings on the date of grant.

A summary of outstanding restricted stock units as of December 31, 2011, and activity during the year ended December 31, 2011, follows:

	Number of Restricted Stock Units	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	2,140,914		
Granted	381,636		
Vested	(1,257,274)		
Forfeited	—		
Balance at December 31	1,265,276	1.4	$47

The total grant-date fair value of restricted stock units granted during the year ended December 31, 2011, was $21 million. The total intrinsic value of restricted stock units vested was $69 million during 2011, $50 million during 2010 and $22 million during 2009. As of December 31, 2011, FCX had $2 million of total unrecognized compensation cost related to unvested restricted stock units expected to be recognized over a weighted-average period of less than one year.

NOTE 12. Income Taxes

Geographic sources of income before income taxes and equity in affiliated companies' net earnings for the years ended December 31 consist of the following:

	2011	2010	2009
United States	$2,112	$1,307	$ 98
Foreign	6,706	7,205	5,718
Total	$8,818	$8,512	$5,816

FCX's provision for income taxes for the years ended December 31 consists of the following:

	2011	2010	2009
Current income taxes:			
Federal	$ 394	$ 207	$ 19
State	21	27	7
Foreign	1,948	2,500	2,172
Total current	2,363	2,734	2,198
Deferred income taxes (benefits):			
Federal	82	20	(70)
State	(19)	(10)	79
Foreign	661	239	100
Total deferred	724	249	109
Provision for income taxes	$3,087	$2,983	$2,307

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. federal statutory tax rate	$3,086	35%	$ 2,979	35%	$ 2,036	35%
Foreign tax credit limitation	163	2	93	1	112	2
Percentage depletion	(283)	(3)	(263)	(3)	(168)	(3)
Withholding taxes	170	2	174	2	228	4
Valuation allowance on minimum tax credits	(47)	(1)	18	—	104	2
State income taxes	—	—	17	—	(2)	—
Other items, net	(2)	—	(35)	—	(3)	—
Provision for income taxes	$3,087	35%	$ 2,983	35%	$ 2,307	40%

FCX paid federal, state, local and foreign income taxes totaling $3.4 billion in 2011, $2.6 billion in 2010 and $1.6 billion in 2009. FCX received refunds of federal, state, local and foreign income taxes of $15 million in 2011, $26 million in 2010 and $193 million in 2009.

The components of deferred taxes follow:

December 31,	2011	2010
Deferred tax assets:		
Foreign tax credits	$ 2,011	$ 1,837
Net operating loss carryforwards	356	442
Minimum tax credits	406	413
Accrued expenses	962	931
Employee benefit plans	245	215
Inventory	161	164
Other	276	224
Deferred tax assets	4,417	4,226
Valuation allowances	(2,393)	(2,226)
Net deferred tax assets	2,024	2,000
Deferred tax liabilities:		
Property, plant, equipment and development costs	(4,227)	(3,874)
Undistributed earnings	(1,010)	(917)
Other	(72)	(28)
Total deferred tax liabilities	(5,309)	(4,819)
Net deferred tax liabilities	$(3,285)	$ (2,819)

At December 31, 2011, FCX had U.S. foreign tax credit carryforwards of $2.0 billion that will expire between 2012 and 2021, and U.S. minimum tax credits carryforwards of $406 million that can be carried forward indefinitely, but may be used only to the extent that regular tax exceeds the alternative minimum tax in any given year.

At December 31, 2011, FCX had (i) DRC net operating loss carryforwards of $560 million that can be carried forward indefinitely, (ii) U.S. net state operating loss carryforwards of $468 million million that expire between 2012 and 2031, and (iii) Spanish net operating loss carryforwards of $541 million that expire between 2012 and 2026.

On the basis of available information at December 31, 2011, FCX has provided valuation allowances for certain of its deferred tax assets where FCX believes it is more likely than not that some portion or all of such assets will not be realized. Valuation allowances totaled $2.4 billion at December 31, 2011, and $2.2 billion at December 31, 2010, and covered all of FCX's U.S. foreign tax credit carryforwards, and a portion of its foreign net operating loss carryforwards, U.S. state net operating loss carryforwards and U.S. minimum tax credit carryforwards. These valuation allowances include $80 million at December 31, 2011, and $59 million at December 31, 2010, for tax benefits that, if recognized, would be credited directly to other comprehensive income.

The $167 million increase in the valuation allowance during 2011 was primarily a result of an increase in foreign tax credit carryforwards, partly offset by a decrease in minimum tax credit carryforwards.

In December 2011, the U.S. Treasury Department issued temporary and proposed regulations on the treatment of amounts paid for repair and maintenance costs of fixed assets. These regulations generally apply to tax years beginning on or after January 1, 2012. Transition rules providing procedural guidance are anticipated to be published during 2012. FCX is currently evaluating the impact of the new regulations on its operating results; however, this evaluation will not be completed until the additional procedural guidance is issued. Neither the regulations nor the additional procedural guidance are expected to have a material impact on FCX's results of operations or financial condition.

In September 2011, Peru enacted a new mining tax and royalty regime. Under the new regime, companies that do not have stability agreements will be subject to a revised royalty and a special mining tax. Cerro Verde operates under a stability agreement and, therefore, is not subject to the revised royalty and special mining tax until its stability agreement expires on December 31, 2013. The Peruvian government has also created a special mining burden that companies with stability agreements can elect to pay. The special mining burden is levied on profits and is based on a sliding scale of 4 to 13 percent, with a maximum effective tax rate of 8.79 percent. Cerro Verde will elect to pay this special mining burden during the remaining term of its stability agreement. As a result, FCX recognized additional current and deferred tax expense of $53 million ($49 million net of noncontrolling interests) for the year 2011. The deferred portion of this accrual relates primarily to the assets recorded in connection with the 2007 acquisition of FMC.

In October 2010, the Chilean legislature approved an increase in mining royalty taxes to help fund earthquake reconstruction activities, education and health programs. Mining royalty taxes at FCX's El Abra and Candelaria mines were stabilized through 2017 at a rate of 4 percent. However, under the legislation, FCX opted to transfer from its stabilized rate to the sliding scale of 4 to 9 percent (depending on a defined operational margin) for the years 2010 through 2012 and will return to its 4 percent rate for the years 2013 through 2017. Beginning in 2018 and through 2023, rates will move to a sliding scale of 5 to 14 percent.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits, interest and penalties follows:

	Unrecognized Tax Benefits	Interest	Penalties
Balance at January 1, 2010	$ 253	$34	$ —
Additions:			
Prior year tax positions	9	*	*
Current year tax positions	24	*	*
Interest and penalties	—	2	—
Decreases:			
Prior year tax positions	(26)	*	*
Current year tax positions	—	*	*
Lapse of statute of limitations	(60)	*	*
Interest and penalties	—	(3)	—
Balance at December 31, 2010	200	33	—
Additions:			
Prior year tax positions	25	*	*
Current year tax positions	16	*	*
Interest and penalties	—	7	—
Decreases:			
Prior year tax positions	(34)	*	*
Current year tax positions	(8)	*	*
Lapse of statute of limitations	(53)	*	*
Interest and penalties	—	(6)	—
Balance at December 31, 2011	$ 146	$34	$ —

* Amounts not allocated.

The reserve for unrecognized tax benefits of $146 million at December 31, 2011, includes $101 million ($25 million net of income tax benefits) that, if recognized, would reduce FCX's provision for income taxes.

The net decrease in FCX's reserve for unrecognized tax benefits primarily results from expiration of the applicable statute of limitations that occurred in connection with reaching final settlements with taxing authorities. There continues to be uncertainty related to the timing of settlements with taxing authorities, but if additional settlements are agreed upon during the year 2012, FCX could experience a change in its reserve for unrecognized tax benefits.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX and its significant subsidiaries that remain subject to examination are as follows:

Jurisdiction	Years Under Examination	Additional Open Years
U.S. Federal	Short Year Ending December 31, 2007 2008-2010	2011
Indonesia	2005-2008	2009-2011
Peru	2007-2008	2002-2006, 2009-2011
Chile	2010	2011
Arizona	2003-2007	2008-2011
New Mexico	—	2003-2011

NOTE 13. Contingencies

Environmental. FCX incurred environmental capital expenditures and other environmental costs (including joint venture partners' share) to comply with applicable environmental laws and regulations that affect its operations totaling $387 million in 2011, $372 million in 2010 and $289 million in 2009.

FCX subsidiaries that operate in the U.S. are subject to various federal, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; and generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA or similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the cleanup of hazardous substances released from the facility into the environment, including damages to natural resources, irrespective of when the damage to the environment occurred or who caused it. That liability often is shared on a joint and several basis with all other owners and operators, meaning that each owner or operator of the property is fully responsible for the cleanup, although in many cases some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC in 2007, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S. FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and several state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. As of December 31, 2011, FCX had more than 100 active remediation projects in the U.S. in 27 states. FCX is also subject to claims where the release of hazardous substances is alleged to have damaged natural resources.

A summary of changes in environmental obligations for the years ended December 31 follows:

	2011	2010	2009
Balance at beginning of year	$1,422	$1,464	$1,401
Accretion expense[a]	88	97	102
Additions	132	19	40
Reductions	(68)	—	(3)
Spending	(121)	(158)	(76)
Balance at end of year	1,453	1,422	1,464
Less current portion	(205)	(138)	(168)
Long-term portion	$1,248	$1,284	$1,296

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of FMC, which were determined on a discounted cash flow basis.

Estimated environmental cash payments (on an undiscounted and unescalated basis) total $205 million in 2012, $130 million in 2013, $80 million in 2014, $76 million in 2015, $43 million in 2016 and $1.8 billion thereafter. The amounts and timing of these estimated payments could change as a result of changes in regulatory requirements, changes in scope and costs of remediation activities, and as actual spending occurs.

As a result of the acquisition of FMC, FCX was required to record FMC's environmental obligations at fair value on the acquisition date in accordance with business combination accounting guidance. Significant adjustments to these obligations may occur in the future. New environmental obligations will be recorded as described in Note 1 under "Environmental Expenditures." At December 31, 2011, FCX's environmental obligations totaled $2.3 billion on an undiscounted and unescalated basis ($1.5 billion, which included environmental obligations assumed in the FMC acquisition at fair value), and FCX estimates it is reasonably possible that these obligations could range between $2.2 billion and $3.1 billion on an undiscounted and unescalated basis.

FCX believes that there may be potential claims for recovery from other third parties, including the U.S. government and other PRPs. These potential recoveries are not recognized unless realization is considered probable.

At December 31, 2011, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; the Gilt Edge mine site in South Dakota; several historical smelter sites principally located in Arizona, Kansas, Oklahoma and Pennsylvania; and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.2 billion at December 31, 2011. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation was performed by members of the Pinal Creek Group (PCG), consisting of FMC Miami, Inc. (Miami), a wholly owned subsidiary of FMC, and two other companies. In 1998, the District Court approved a Consent Decree between the PCG members and the state of Arizona resolving all matters related to an enforcement action contemplated by the state of Arizona against the PCG members with respect to groundwater contamination. The Consent Decree committed the PCG members to complete the remediation work outlined in the Consent Decree, and that work continues at this time and is expected to continue for many years in the future. Miami also was a party to litigation entitled Pinal Creek Group, et al. v. Newmont Mining Corporation, et al., United States District Court, District of Arizona, Case No. CIV 91-1764 PHX DAE (LOA), filed on May 1, 1991. Pursuant to a settlement in 2010, Miami paid $40 million to certain members of the PCG to settle the allocation of previously incurred costs, and agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. The settlement did not result in a change to the obligation, which was estimated at fair value when assumed in the FMC acquisition. During 2011, the obligation was increased by $31 million to reflect changes in remediation capping designs that incorporate best practices for side slope regrading and cap thickness.

Newtown Creek. From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), a subsidiary of FMC, operated a smelter, and from the 1930s until 1984, it operated a refinery on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrialization along the banks of the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. The New York Attorney General previously notified several companies, including

PDRC, about possible obligations to clean up contaminated sediments in the creek. In March and April 2010, EPA notified PDRC and five others that EPA considers them to be PRPs under CERCLA. The notified parties began working with EPA to identify other PRPs, and EPA proposed that the notified parties perform a Remedial Investigation/Feasibility Study (RI/FS) at their expense and reimburse EPA for its oversight costs. EPA is not expected to propose a remedy until after a RI/FS is completed, which is expected to take several years. On September 29, 2010, EPA designated the creek as a Superfund site. Effective July 18, 2011, PDRC and five other parties entered an Administrative Order on Consent to perform a RI/FS to assess the nature and extent of environmental contamination in the creek and identify potential remedial options. FCX's financial obligation for this matter was estimated at fair value when it was assumed in the FMC acquisition and is included in FCX's aggregate environmental obligations. The actual costs of fulfilling this remedial obligation and the allocation of costs among PRPs are uncertain and subject to change based on the results of the RI/FS, the remediation remedy ultimately selected by EPA and related allocation determinations. Depending on the overall cost and the portion allocated to PDRC, that share could be material to FCX.

Gilt Edge Mine Site. On July 12, 2010, FCX was notified by the U.S. Department of Justice, acting at the request of EPA, that it was preparing to file suit in federal court against two of its wholly owned subsidiaries (Cyprus Mines Corporation and Cyprus Amax Minerals Company) and several other parties to recover costs incurred or to be incurred by the U.S. in remediating hazardous substances at the Gilt Edge mine site in Lawrence County, South Dakota. The letter stated that the U.S. would assert that the Cyprus entities are jointly and severally liable with the other parties for all response costs incurred by the U.S. at this site under CERCLA. The letter asserted that the U.S. had incurred approximately $91 million in response costs and expected to incur significant additional response costs in the future.

In September 2011, FCX reached an agreement in principle to settle this matter and is currently negotiating the terms of a proposed consent decree with the U.S. If a settlement is finalized that is consistent with the agreement in principle, the amount paid would be financially immaterial to FCX and less than the amount currently included for this matter in FCX's aggregate environmental obligations. If the settlement is not finalized and the U.S. government files suit, FCX intends to vigorously defend this matter.

Historical Smelter Sites. FMC and its predecessors at various times owned or operated copper and zinc smelters in several states, including Arizona, Kansas, Oklahoma and Pennsylvania. For some of these smelter sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with the smelters. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate site conditions associated with the smelters. The historical smelter sites are in various stages of assessment and remediation. The two most significant environmental obligations for historical smelter sites relate to Blackwell, Oklahoma, and Bisbee, Arizona. In 2011, FCX increased the environmental obligations for historical smelter sites, which were estimated at fair value when assumed in the FMC acquisition, by $36 million, primarily at the Blackwell, Oklahoma, site (refer to discussion below).

Blackwell. From 1916 to 1974, Blackwell Zinc Company, Inc. (BZC), an indirect subsidiary of FCX, owned and operated a zinc smelter in Blackwell, Oklahoma. In 1974, the smelter was demolished and the property deeded to the Blackwell Industrial Authority. Pursuant to an administrative order with the state of Oklahoma, BZC undertook remedial actions in Blackwell in 1996 and 1997, including sampling the nearby residential and commercial properties, and removing soils on properties that were found to have metal concentrations above state-established cleanup standards. From 1997 to 2003, BZC investigated the nature and extent of groundwater contamination potentially attributable to the former smelter and evaluated options for remedying such contamination. In 2003, the state of Oklahoma adopted a cleanup plan requiring the installation of a groundwater extraction and treatment system and the closure of domestic groundwater wells within the groundwater plume area. BZC completed the construction of a groundwater extraction and treatment system, with system startup and initial discharge of treated water occurring in October 2010.

In 2007, FCX, on behalf of BZC, commenced a voluntary community outreach program by inviting property owners in and around Blackwell to have their properties sampled for the presence of smelter-related contaminants, and offering to remediate properties whose soils were found to have metal concentrations above state-established cleanup standards. As of January 1, 2012, residential yard cleanups associated with this outreach effort are essentially complete, although it is possible that additional property owners in the surrounding area could request sampling and remediation of their properties. All of these soil sampling and remediation activities are being coordinated with, and supervised by, the state of Oklahoma.

On April 14, 2008, a purported class action was filed against FCX and several of its direct and indirect subsidiaries, including BZC, entitled Coffey, et al., v. Freeport-McMoRan Copper & Gold, Inc., et al., Kay County, Oklahoma District Court, Case No. CJ-2008-68. The suit alleges that the operations of BZC's zinc smelter in Blackwell, Oklahoma, from 1918 to 1974 resulted in contamination of soils and groundwater in Blackwell. The complaint seeks unspecified compensatory and injunctive relief and punitive damages on behalf of current property owners as of December 19, 2011, for alleged environmental contamination and other damages to real property. On December 19, 2011, the parties submitted a proposed class settlement to the court for approval, and the court entered a preliminary approval order. Because this is a class action, the settlement requires public notice, opportunity for class members to object or opt out, and a judicial fairness hearing, which is scheduled for March 22, 2012. There is some community opposition to the settlement, so it is possible that it will not be completed as agreed. If the settlement is approved, FCX will pay approximately $70 million (of which the relevant amount is included in environmental obligations and the remaining portion in accounts payable and accrued liabilities) for monetary payments to class members, additional environmental remediation of certain properties in the class area, class counsel's attorneys' fees and settlement administration expenses.

On December 7, 2009, 18 individuals filed a related suit, entitled Brown et al. v. Freeport-McMoRan Copper & Gold Inc., et al., Kay County, Oklahoma District Court, Case No. CJ-2009-213, alleging personal injuries resulting from exposure to lead and seeking compensatory and punitive damages. The case was settled in December 2011 for an immaterial amount.

In January 2012, FCX was advised by representatives of Kay County, Oklahoma (the county where the BZC smelter was located), of plans to assert claims for damages against BZC for permitting large quantities of smelter waste to be used as road building and fill material throughout Kay County over a period of decades. Kay County claims that it will seek financial assistance for removing or covering much of the material and damages for the alleged public nuisance created by the presence of the material. FCX is in the process of assessing these claims.

Bisbee. From the 1880s until 1975, FMC and certain predecessor and subsidiary entities operated a copper mine near Bisbee, Arizona. A series of smelters operated in Bisbee from approximately 1879 through 1908. In 2000, FMC entered the Bisbee area into the Arizona Voluntary Remediation Program (VRP) administered by ADEQ. In 2008, FMC expanded the VRP project to include other communities near Bisbee and commenced a voluntary community outreach program inviting property owners to have soils at their properties sampled for the presence of smelter and mine-related metals. For property owners whose soils are found to have metal concentrations above ADEQ-established cleanup standards, FMC has offered to remove the impacted soils and replace them with clean soils. As a result, FCX increased its environmental obligation for Bisbee soil cleanup by $31 million in 2009. For those property owners that requested sampling, approximately 42 percent require some level of cleanup. As of December 31, 2011, approximately 30 percent of the currently known residential cleanups were completed.

Uranium Mining Sites. During a period between 1940 and the early 1970s, certain FMC predecessor entities were involved in uranium exploration and mining in the western U.S. Similar exploration and mining activities by other companies have caused environmental impacts that have warranted remediation, and EPA and local authorities are currently evaluating the need for significant cleanup activities in the region. To date, FMC has undertaken remediation at a limited number of sites associated with these predecessor entities. An initiative to gather additional information about sites in the region is ongoing, and information gathered under this initiative was submitted to EPA Region 9 during the second and third quarters of 2008 and the fourth quarter of 2009 in response to an information request by EPA regarding uranium mining activities on Navajo Nation properties. FCX utilized the results of FMC's remediation experience, in combination with historical and updated information to initially estimate the fair value of uranium-related liabilities assumed in the FMC acquisition. During 2011, FCX decreased the environmental obligations estimate by $53 million to reflect the remedial approaches and timing decisions from EPA and the Navajo Nation on sites that are associated with other parties. These obligations are included in FCX's aggregate environmental obligations.

Asset Retirement Obligations (AROs). FCX's ARO cost estimates are reflected on a third-party cost basis and comply with FCX's legal obligation to retire tangible, long-lived assets.

A summary of changes in FCX's AROs for the years ended December 31 follows:

	2011	2010	2009
Balance at beginning of year	$856	$731	$712
Liabilities incurred	9	5	12
Revisions to cash flow estimates	48	105	(17)
Accretion expense	58	54	52
Spending	(49)	(38)	(28)
Foreign currency translation adjustment	(1)	(1)	—
Balance at end of year	921	856	731
Less current portion	(31)	(69)	(46)
Long-term portion	$890	$787	$685

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, inflation or other factors and as actual reclamation spending occurs. ARO activities and expenditures generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial.

During 2011 and 2010, the revisions to cash flow estimates are primarily related to increased costs of near-term closure activities at the Chino mine in New Mexico. Additionally, accelerated timing of closure activities at the Chino mine resulted in revisions to cash flow estimates during 2010.

Legal requirements in New Mexico, Arizona and Colorado require financial assurance to be provided for the estimated costs of reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, such as performance guarantees, financial capability demonstrations, trust funds, surety bonds, letters of credit and collateral. The applicable regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX is required to provide will vary with changes in laws, regulations and reclamation and closure requirements and cost estimates. At December 31, 2011, FCX's financial assurance obligations associated with these closure and reclamation costs totaled $899 million, of which approximately $565 million was in the form of parent company guarantees and financial capability demonstrations. At December 31, 2011, FCX had trust assets totaling $151 million, which are legally restricted to fund a portion of its AROs for the Chino, Tyrone and Cobre mines as required by New Mexico regulatory authorities.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted under that act by the Water Quality Control Commission (WQCC). The New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting groundwater quality standards following the closure of discharging facilities and to abate any groundwater or surface water contamination. In March 2009, the Tyrone operation appealed the WQCC Final Order, dated February 4, 2009, regarding location of the "places of withdrawal of water," which provides the statutory basis for determining where groundwater quality standards must be met at FCX's New Mexico mining sites. In December 2010, Tyrone entered into a settlement agreement with NMED that calls for a two-year stay of the appeal while NMED and the WQCC complete several administrative actions, including renewal of Tyrone's closure permit consistent with the terms of the settlement, review and approval of a groundwater abatement plan and adoption of alternative abatement standards, and adoption of new groundwater discharge permit rules for copper mines. If the administrative actions are concluded consistent with the terms of the settlement agreement within the two-year period of the stay, then Tyrone will move to dismiss the appeal. Finalized closure plan requirements, including those resulting from the actions to be taken under the settlement agreement, could result in increases in the Tyrone, Chino and Cobre closure costs.

FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division (MMD) of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of plans describing the reclamation to be performed following cessation of mining operations. At December 31, 2011, FCX had accrued reclamation and closure costs of $424 million for its New Mexico operations. As stated above, additional accruals may be required based on the state's review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona properties are subject to regulatory oversight in several areas. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for certain facilities, activities and structures used for mining, concentrating and smelting and require compliance with aquifer water quality standards at an applicable point of compliance well or location. The APP program also may require mitigation and discharge reduction or elimination of some discharges.

An application for an APP requires a description of a closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the cost to implement the closure strategy. An APP may specify closure requirements, which may include post-closure monitoring and maintenance. A more detailed closure plan must be submitted within 90 days after a permitted entity notifies ADEQ of its intent to cease operations. A permit applicant must demonstrate its financial ability to meet the closure costs estimated in the APP.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the State Mine Inspector and must include an estimate of the cost to perform the reclamation measures specified in the plan. During 2008 and 2009, FCX updated its closure approaches at the Sierrita, Tohono and Bagdad mines to address site-specific regulatory obligations; during 2010, FCX updated its closure approaches for certain facilities at the Bagdad and Morenci mines. During 2011, FCX updated its closure approaches for certain facilities at the Sierrita mine. FCX will continue to evaluate options for future reclamation and closure activities at its other operating and non-operating sites, which are likely to result in additional adjustments to FCX's ARO liabilities. At December 31, 2011, FCX had accrued reclamation and closure costs of $220 million for its Arizona operations.

Chilean Reclamation and Closure Programs. In July 2011, the Chilean senate passed legislation regulating mine closure, which establishes new requirements for closure plans and becomes effective in November 2012. FCX's Chilean operations will be required to update closure plans and provide financial assurance for these obligations. FCX cannot predict at this time the cost of these closure plans or the levels or forms of financial assurance that may be required. At December 31, 2011, FCX had accrued reclamation and closure costs of $49 million for its Chilean operations.

PT Freeport Indonesia Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT Freeport Indonesia's operations will be determined based on applicable laws and regulations and PT Freeport Indonesia's assessment of appropriate remedial activities in the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Estimates of the ultimate reclamation and closure costs PT Freeport Indonesia will incur in the future involve complex issues requiring integrated assessments over a period of many years and are subject to revision over time as more complete studies are performed. Some reclamation costs will be incurred during mining activities, while most closure costs and the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue for approximately 30 years. At December 31, 2011, PT Freeport Indonesia had accrued reclamation and closure costs of $140 million and a long-term receivable for Rio Tinto's share of the obligation of $14 million (included in long-term receivables).

In 1996, PT Freeport Indonesia began contributing to a cash fund ($15 million balance at December 31, 2011) designed to accumulate at least $100 million (including interest) by the end of its Indonesia mining activities. PT Freeport Indonesia plans to use this fund, including accrued interest, to pay mine closure and reclamation costs. Any costs in excess of the $100 million fund would be funded by operational cash flow or other sources.

In December 2010, the President of Indonesia issued a regulation regarding mine reclamation and closure, which requires a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. In accordance with its Contract of Work, PT Freeport Indonesia is working with the Department of Energy and Mineral Resources to review these requirements, including discussion of other options for the mine closure guarantee. In December 2009, PT Freeport Indonesia submitted its revised mine closure plan to the Department of Energy and Mineral Resources for review and has addressed comments received during the course of this review process.

Litigation. FCX is involved in numerous legal proceedings that arise in the ordinary course of business or are associated with environmental issues arising from legacy operations conducted over the years by FMC and its affiliates as discussed in this note under "Environmental." FCX is also involved periodically in other reviews, investigations and proceedings by government agencies, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Management does not believe, based on currently available information, that the outcome of any legal proceeding reported below will have a material adverse effect on FCX's financial condition, although individual outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period. Refer to Note 1 for further discussion of FCX's accounting policy for litigation contingencies.

Asbestos Claims. Since approximately 1990, FMC and various subsidiaries have been named as defendants in a large number of lawsuits that claim personal injury either from exposure to asbestos allegedly contained in electrical wire products produced or marketed many years ago or from asbestos contained in buildings and facilities located at properties owned or operated by FMC affiliates, or from alleged asbestos in talc products. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes there is a reasonable possibility that losses may have been incurred related to these matters; however, FCX also believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance, however, that future developments will not alter this conclusion.

Columbian Chemicals Company (Columbian) Claims. Columbian, formerly a subsidiary of FMC, has notified FCX of various indemnification claims arising out of the 2005 agreement pursuant to which Columbian was sold. The principal outstanding claims relate to (1) multiple mass tort suits pending against Columbian in West Virginia state court for alleged personal injury and property damage resulting from exposure to carbon black (the Carbon Black claims) and (2) an investigation being conducted by EPA of potential Clean Air Act violations during the period Columbian was owned by FMC (the Clean Air Act matter). Although FMC believes it is reasonably possible that a loss may be incurred, it believes that its indemnity obligations, if any, for both of these matters are subject to an aggregate cap under the 2005 agreement of approximately $110 million. Columbian disagrees with that position and asserts that FMC's liability for the Carbon Black claims is uncapped. FMC believes Columbian's exposure, if any, for the Clean Air Act matter is below that aggregate limit, but FMC cannot estimate Columbian's exposure for the Carbon Black claims. Columbian filed suit in New York state court in April 2010 (Columbian Chemicals Company and Columbian Chemicals Acquisition LLC v. Freeport-McMoRan Corporation f/k/a Phelps Dodge Corporation, County of New York, Supreme Court of the State of New York, Index No. 600999/2010), alleging, among other things, that the Carbon Black claims are the responsibility of FMC and are not subject to the approximately $110 million cap. FMC is opposing that assertion. FMC intends to meet its obligations under the 2005 agreement, but will vigorously defend against any effort by Columbian to expansively interpret those obligations.

Cerro Verde Tax Proceeding. SUNAT, the Peruvian national tax authority, has assessed mining royalties on materials processed by the Cerro Verde concentrator that commenced operations in late 2006. These assessments cover the period October 2006 to December 2007 and the years 2008 and 2009. SUNAT has issued rulings denying Cerro Verde's protest of the assessments. Cerro Verde has appealed these decisions and currently has three cases pending before the Peruvian Tax Tribunal. Cerro Verde is challenging these royalties because it believes its stability agreement provides an exemption for all minerals extracted from its mining concession, irrespective of the method used for processing those minerals. Although FCX believes its interpretation of the stability agreement is correct, if Cerro Verde is ultimately found responsible for these assessments, it will also be liable for interest, which accrues at rates that range from approximately 7 to 18 percent based on the year accrued and the currency in which the amounts would be payable. At December 31, 2011, the aggregate amount of the assessments, including interest and penalties, totaled $190 million. SUNAT may continue to assess mining royalties annually until this matter is resolved by the Peruvian Tax Tribunal.

Letters of Credit, Bank Guarantees and Surety Bonds. Letters of credit and bank guarantees totaled $110 million at December 31, 2011, primarily for reclamation and environmental obligations, workers' compensation insurance programs, tax and customs obligations, and other commercial obligations. In addition, FCX had surety bonds totaling $148 million at December 31, 2011, associated with reclamation and closure ($127 million — see discussion above), self-insurance bonds primarily for workers' compensation ($19 million) and other bonds ($2 million).

Insurance. FCX purchases a variety of insurance products to mitigate potential losses. The various insurance products typically have specified deductible amounts or self-insured retentions and policy limits. FCX generally is self-insured for U.S. workers' compensation, but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year for various FCX casualty programs, including workers' compensation, to estimate required insurance reserves. Insurance reserves totaled $58 million at December 31, 2011, which consisted of a current portion of $8 million (included in accounts payable and accrued liabilities) and a long-term portion of $50 million (included in other liabilities).

Other. In October 2010, PT Freeport Indonesia received an assessment from the Indonesian tax authorities for additional taxes of $106 million and interest of $52 million related to various audit exceptions for 2005. In November 2011, PT Freeport Indonesia received an assessment from the Indonesian tax authorities for additional taxes of $22 million and interest of $10 million related to various audit exceptions in 2006. PT Freeport Indonesia has paid $109 million (which is included in long-term receivables) for these disputed tax assessments and filed objections to these assessments because it believes it has properly paid all taxes. PT Freeport Indonesia is working with the Indonesian tax authorities to resolve these matters and expects to receive additional assessments from the Indonesian tax authorities for their audit of its 2007 tax return.

In December 2009, PT Freeport Indonesia was notified by the Large Taxpayer's Office of the Government of Indonesia of its view that PT Freeport Indonesia is obligated to pay value added taxes on certain goods imported after the year 2000. The amount of such taxes and related penalties under this view would be significant. PT Freeport Indonesia believes that, pursuant to the terms of its Contract of Work, it is only required to pay value added taxes on these types of goods imported after December 30, 2009. PT Freeport Indonesia has not received a formal assessment and is working with the applicable government authorities to resolve this matter.

NOTE 14. Commitments and Guarantees

Operating Leases. FCX leases various types of properties, including offices and equipment. A summary of future minimum rentals under non-cancelable leases at December 31, 2011, follows:

2012	$ 24
2013	18
2014	15
2015	15
2016	12
Thereafter	116
Total payments	$200

Minimum payments under operating leases have not been reduced by aggregate minimum sublease rentals, which are minimal. Total aggregate rental expense under operating leases was $70 million in 2011, $64 million in 2010 and $74 million in 2009.

Contractual Obligations. Based on applicable prices at December 31, 2011, FCX has unconditional purchase obligations of $2.1 billion, primarily comprising the procurement of copper concentrates and cathodes ($1.1 billion), electricity ($338 million), transportation services ($293 million) and oxygen ($128 million) that are essential to its operations worldwide. Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrates and cathodes provide for deliveries of specified volumes, at market-based prices, to Atlantic Copper and the North America copper mines. Electricity obligations are primarily for contractual minimum demand at the South America and Tenke Fungurume mines. Transportation obligations are primarily for South America contracted ocean freight and for North America rail freight. Oxygen obligations provide for deliveries of specified volumes, at fixed prices, primarily to Atlantic Copper.

FCX's future commitments associated with unconditional purchase obligations total $1.3 billion in 2012, $311 million in 2013, $86 million in 2014, $61 million in 2015, $52 million in 2016 and $237 million thereafter. During 2011, 2010 and 2009, FCX fulfilled its minimum contractual purchase obligations or negotiated settlements in those situations in which it terminated an agreement containing an unconditional obligation.

Mining Contracts. *Indonesia.* FCX is entitled to mine in Indonesia under the Contract of Work between PT Freeport Indonesia and the Government of Indonesia. The original Contract of Work was entered into in 1967 and was replaced with a new Contract of Work in 1991. The initial term of the current Contract of Work expires in 2021, but can be extended by PT Freeport Indonesia for two 10-year periods, subject to Indonesian government approval, which pursuant to the Contract of Work cannot be withheld or delayed unreasonably. Given the importance of contracts of work under the Indonesian legal system and PT Freeport Indonesia's approximately 40 years of working with the Indonesian government, which included entering into the Contract of Work in 1991 well before the expiration of the 1967 Contract of Work, PT Freeport Indonesia fully expects that the government will approve the extensions as long as it continues to comply with the terms of the Contract of Work.

In July 2004, FCX received a request from the Indonesian Department of Energy and Mineral Resources that it offer to sell shares in PT Indocopper Investama to Indonesian nationals at fair market value. In response to this request and in view of the potential benefits of having additional Indonesian ownership in the operations, FCX agreed, at the time, to consider a potential sale of an interest in PT Indocopper Investama at fair market value. Neither its Contract of Work nor Indonesian law requires FCX to divest any portion of its ownership in PT Freeport Indonesia or PT Indocopper Investama. In May 2008, FCX signed a Memorandum of Understanding with the Papua provincial government (the Province) whereby the parties agreed to work cooperatively to determine the feasibility of an acquisition by the Province of the PT Indocopper Investama shares at market value.

The copper royalty rate payable by PT Freeport Indonesia under its Contract of Work varies from 1.5 percent of copper net revenue at a copper price of $0.90 or less per pound to 3.5 percent at a copper price of $1.10 or more per pound. The Contract of Work royalty rate for gold and silver sales is at a fixed rate of 1.0 percent.

A large part of the mineral royalties under Government of Indonesia regulations is designated to the provinces from which the minerals are extracted. In connection with its fourth concentrator mill expansion completed in 1998, PT Freeport Indonesia agreed to pay the Government of Indonesia additional royalties (royalties not required by the Contract of Work) to provide further support to the local governments and the people of the Indonesian province of Papua. The additional royalties are paid on production exceeding specified annual amounts of copper, gold and silver expected to be generated when PT Freeport Indonesia's milling facilities operate above 200,000 metric tons of ore per day. The additional royalty for copper equals the Contract of Work royalty rate, and for gold and silver equals twice the Contract of

Work royalty rates. Therefore, PT Freeport Indonesia's royalty rate on copper net revenues from production above the agreed levels is double the Contract of Work royalty rate, and the royalty rates on gold and silver sales from production above the agreed levels are triple the Contract of Work royalty rates.

The combined royalties, including the additional royalties that became effective January 1, 1999, totaled $137 million in 2011, $156 million in 2010 and $147 million in 2009.

In 2009, Indonesia enacted a new mining law, which will operate under a licensing system as opposed to the contract of work system that applies to PT Freeport Indonesia. In 2011 and 2010, the Government of Indonesia promulgated regulations under the 2009 mining law and certain provisions that address existing contracts of work. The laws and regulations provide that contracts of work will continue to be honored until their expiration. However, the regulations attempt to apply certain provisions of the new law to existing contracts of work and may seek to apply the licensing system to any extension periods of contracts of work, even though PT Freeport Indonesia's Contract of Work provides for two 10-year extension periods, subject to Indonesian government approval, which pursuant to the Contract of Work cannot be withheld or delayed unreasonably. In February 2012, a new regulation was adopted that would require mining companies in Indonesia to process all minerals domestically and possibly ban export of concentrates and other unrefined minerals. However, PT Freeport Indonesia's existing Contract of Work includes specific provisions that define PT Freeport Indonesia's rights to export product and obligate it to develop domestic smelting facilities, if commercially feasible, or to contract with other domestic smelters on a market basis. In connection with the obligations under its Contract of Work, in 1995, PT Freeport Indonesia constructed the only copper smelter and refinery in Indonesia (which is owned and operated by PT Smelting — refer to Note 2 for further discussion).

Indonesian government officials have periodically undertaken reviews regarding compliance with Indonesian environmental laws and regulations and the terms of the Contracts of Work. In January 2012, the President of Indonesia issued a decree calling for the creation of a team to evaluate contracts of work for adjustment to the 2009 Mining Law, and accordingly, to take steps to assess and negotiate size of work areas, government revenues and domestic processing of minerals. The team's assignment runs through December 2013 and the group is expected to provide progress reports to the President every six months. FCX intends to continue to work cooperatively with the Government of Indonesia to complete this review and to seek extension of the Contract of Work beyond 2021, as provided under the terms of the Contract of Work. The Contract of Work can only be modified by mutual agreement between PT Freeport Indonesia and the Government of Indonesia.

Africa. FCX is entitled to mine in the DRC under an Amended and Restated Mining Convention (ARMC) between TFM and the Government of the DRC. The original Mining Convention was entered into in 1996, was replaced with the ARMC in 2005 and was further amended in 2011. The current ARMC will remain in effect for as long as the Tenke Fungurume concession is exploitable. The royalty rate payable by TFM under the ARMC is 2 percent of net revenue. These mining royalties totaled $24 million in 2011, $20 million in 2010 and $7 million in 2009.

In February 2008, the Ministry of Mines, Government of the DRC, sent a letter seeking comment on proposed material modifications to the mining contracts for the Tenke Fungurume concession, including the amount of transfer payments payable to the government, the government's percentage ownership and involvement in the management of the mine, regularization of certain matters under DRC law and the implementation of social plans. In October 2010, the Government of the DRC concluded its review of TFM's existing mining contracts and confirmed that they are in good standing. TFM's key fiscal terms, including a 30 percent income tax rate, a 2 percent mining royalty rate and a 1 percent export fee, will continue to apply and are consistent with the rates in the DRC's current Mining Code. In connection with the review, TFM made several commitments, which have been reflected in amendments to its mining contracts, including (1) an increase in the ownership interest of La Générale des Carrières et des Mines (Gécamines), which is wholly owned by the government of the DRC, from 17.5 percent (non-dilutable) to 20.0 percent (non-dilutable), resulting in a decrease of FCX's effective ownership interest from 57.75 percent to 56.0 percent and Lundin Mining Corporation's effective ownership interest from 24.75 percent to 24.0 percent; (2) an additional royalty of $1.2 million for each 100,000 metric tons of proven and probable copper reserves above 2.5 million metric tons at the time new reserves are established by FCX; (3) additional payments totaling $30 million to be paid in six equal installments of $5 million upon reaching certain production milestones; (4) conversion of $50 million in intercompany loans to equity; (5) a payment of approximately $5 million for surface area fees and ongoing surface area fees of approximately $0.8 million annually; (6) incorporating clarifying language stating that TFM's rights and obligations are governed by its ARMC; and (7) expanding Gécamines' participation in TFM management. TFM has also reiterated its commitment to the use of local services and DRC employment. In connection with the modifications, the annual interest rate on advances from TFM shareholders increases from a rate of LIBOR plus 2 percent to

LIBOR plus 6 percent. In December 2010, the addenda to TFM's ARMC and Amended and Restated Shareholders' Agreement were signed by the parties. In March 2011, the amendments were approved by a ministerial council, and a Presidential Decree, signed by the President and Prime Minister of the DRC, was issued in April 2011. In addition, the change in FCX's effective ownership interest in the Tenke Fungurume minerals district and the conversion of intercompany loans to equity will be effected after receiving the required government approval of the modifications to TFM's bylaws that reflect the agreement with the Government of the DRC.

Community Development Programs. FCX has adopted policies that govern its working relationships with the communities where it operates. These policies are designed to guide its practices and programs in a manner that respects basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, training and cultural programs.

In 1996, PT Freeport Indonesia established the Freeport Partnership Fund for Community Development (Partnership Fund) through which PT Freeport Indonesia has made available funding and technical assistance to support community development initiatives in the area of health, education and economic development of the area. PT Freeport Indonesia has committed through 2016 to provide one percent of its annual revenue for the development of the local people in its area of operations through the Partnership Fund. PT Freeport Indonesia charged $50 million in 2011, $64 million in 2010 and $59 million in 2009 to cost of sales for this commitment.

During 2006, the Peruvian government announced that all mining companies operating in Peru would be required to make annual contributions to local development funds for a five-year period (covering the years 2006 through 2010) when copper prices exceeded certain levels that were adjusted annually. The contribution, which expired in 2010, was equal to 3.75 percent of after-tax profits, of which 2.75 percent was contributed to a local mining fund and 1.00 percent to a regional mining fund. The charge to cost of sales for these local mining fund contributions totaled $41 million in 2010 and $28 million in 2009. Cerro Verde's final contribution to these funds was made in early 2011.

TFM has committed to assist the communities living within its concession in the Katanga province of the DRC. TFM will contribute 0.3 percent of net sales revenue from production to a community development fund to assist the local communities with development of local infrastructure and related services, such as those pertaining to health, education and economic development. TFM charged $4 million in 2011, $3 million in 2010 and $1 million in 2009 to cost of sales for this commitment.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

At its Morenci mine in Arizona, FCX has a venture agreement dated February 7, 1986, with Sumitomo, which includes a put and call option guarantee clause. FCX holds an 85 percent undivided interest in the Morenci complex. Under certain conditions defined in the venture agreement, Sumitomo has the right to sell its 15 percent share to FCX. Likewise, under certain conditions, FCX has the right to purchase Sumitomo's share of the venture. At December 31, 2011, the maximum potential payment FCX is obligated to make to Sumitomo upon exercise of the put option (or FCX's exercise of its call option) totaled approximately $123 million based on calculations defined in the venture agreement. At December 31, 2011, FCX had not recorded any liability in its consolidated financial statements in connection with this guarantee as FCX does not believe, based on information available, that it is probable that any amounts will be paid under this guarantee as the fair value of Sumitomo's 15 percent share is in excess of the exercise price.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction. As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is impossible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 15. Financial Instruments

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation or it anticipates a future activity that is likely to occur and will result in exposure to market risks that FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price, foreign currency and interest rate risks. The fair values of FCX's financial derivative instruments are based on widely published market closing prices.

Commodity Contracts. From time to time, FCX has entered into forward, futures and swap contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions. As of December 31, 2011 and 2010, FCX had no price protection contracts relating to its mine production. A summary of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments — Fair Value Hedges

Copper Futures and Swap Contracts. Some of FMC's U.S. copper rod customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures and swap contracts and then liquidating the copper futures contracts and settling the copper swap contracts during the month of shipment, which generally results in FCX receiving the COMEX average copper price in the month of shipment. Hedge gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses during the three years ended December 31, 2011, resulting from hedge ineffectiveness. At December 31, 2011, FCX held copper futures and swap contracts that qualified for hedge accounting for 73 million pounds at an average contract price of $3.58 per pound, with maturities through April 2013.

A summary of gains (losses) recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, along with the unrealized gains (losses) on the related hedged item (firm sales commitments) for the years ended December 31 follows:

	2011	2010	2009
Unrealized gains (losses):			
Derivative financial instruments	$(28)	$ 7	$ 11
Hedged item	28	(7)	(11)
Realized gains (losses):			
Matured derivative financial instruments	(28)	37	49

Derivatives Not Designated as Hedging Instruments

Embedded derivatives and derivative financial instruments that do not meet the criteria to qualify for hedge accounting are discussed below.

Embedded Derivatives. As described in Note 1 under "Revenue Recognition," certain FCX copper concentrate, copper cathode and gold sales contracts provide for provisional pricing primarily based on LME or COMEX prices (copper) and the London Bullion Market Association price (gold) at the time of shipment as specified in the contract. Similarly, FCX purchases copper and molybdenum under contracts that provide for provisional pricing (molybdenum purchases are generally based on an average *Metals Week* Molybdenum Dealer Oxide price). Sales and purchases with a provisional sales price contain an embedded derivative (*i.e.*, the price settlement mechanism that is settled after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale or purchase of the metals contained in the concentrates or cathodes at the then-current LME or COMEX price (copper), the London Bullion Market Association price (gold) or the average *Metals Week* Molybdenum Dealer Oxide price (molybdenum) as defined in the contract. Mark-to-market price fluctuations recorded through the settlement date are reflected in revenues for sales contracts and in cost of sales as production and delivery costs for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2011, follows:

	Open Positions	Average Price Per Unit		Maturities Through
		Contract	Market	
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	388	$ 3.55	$ 3.44	June 2012
Gold (thousands of ounces)	52	1,676	1,576	February 2012
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	376	3.56	3.45	April 2012
Molybdenum (thousands of pounds)	33	11.80	11.78	January 2012

Copper Forward Contracts. Atlantic Copper enters into forward copper contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in cost of sales. At December 31, 2011, Atlantic Copper held net forward copper purchase contracts for 18 million pounds at an average contract price of $3.35 per pound, with maturities through March 2012.

In April 2009, FCX entered into copper forward sales contracts to lock in prices at an average of $1.86 per pound on 355 million pounds of PT Freeport Indonesia's provisionally priced copper sales at March 31, 2009, which final priced from April 2009 through July 2009. These economic hedge transactions were intended to reduce short-term price volatility in earnings and cash flows. Gains and losses for these economic hedge transactions were recorded in revenues. FCX has not entered into additional forward sales contracts since April 2009 for its provisionally priced copper sales, but may enter into future transactions to lock in pricing on provisionally priced sales from time to time. However, FCX does not currently intend to change its long-standing policy of not hedging future copper production.

Copper Futures and Swap Contracts. In addition to the contracts discussed above that qualify for fair value hedge accounting, FCX also had similar contracts with some of FMC's U.S. copper rod customers that did not qualify for hedge accounting because of certain terms in the sales contracts prior to 2010. Gains and losses for these economic hedge transactions were recorded in revenues.

A summary of the realized and unrealized gains (losses) recognized in income before income taxes and equity in affiliated companies' net earnings for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2011	2010	2009
Embedded derivatives in provisional sales contracts[a]	$(519)	$619	$1,393
Embedded derivatives in provisional purchase contracts[b]	—	(2)	(3)
Copper forward contracts[a]	—	—	(104)
Copper forward contracts[b]	(2)	(30)	2
Copper futures and swap contracts[a]	—	—	64

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

Unsettled Derivative Financial Instruments

A summary of the fair values of unsettled derivative financial instruments recorded on the consolidated balance sheets follows:

December 31,	2011	2010
Derivatives designated as hedging instruments		
Commodity contracts:		
Copper futures and swap contracts:[a]		
Asset position[b]	$ 3	$ 18
Liability position[c]	(13)	—
Derivatives not designated as hedging instruments		
Commodity contracts:		
Embedded derivatives in provisional sales/purchase contracts:[d]		
Asset position	$ 72	$ 357
Liability position	(82)	(115)
Copper forward contracts:		
Asset position[b]	2	—
Liability position[c]	—	(10)

a. FCX had paid $31 million to brokers at December 31, 2011, and $3 million at December 31, 2010, for margin requirements (recorded in other current assets). In addition, FCX held $3 million in margin funding from customers at December 31, 2011, and $8 million from brokers at December 31, 2010, associated with margin requirements (recorded in accounts payable and accrued liabilities).
b. Amounts recorded in other current assets.
c. Amounts recorded in accounts payable and accrued liabilities.
d. Amounts recorded either as a net accounts receivable or a net accounts payable.

Foreign Currency Exchange Contracts. As a global company, FCX transacts business in many countries and currencies. Foreign currency transactions of FCX's international subsidiaries increase its risks because exchange rates can change between the time agreements are made and the time foreign currency transactions are settled. FCX may hedge or protect its international subsidiaries' foreign currency transactions from time to time by entering into forward exchange contracts to lock in or minimize the effects of fluctuations in exchange rates. FCX had no outstanding foreign currency exchange contracts at December 31, 2011.

Interest Rate Swap Contracts. From time to time, FCX or its subsidiaries may enter into interest rate swaps to manage its exposure to interest rate changes and to achieve a desired proportion of fixed-rate versus floating-rate debt based on current and projected market conditions. FCX may enter into fixed-to-floating interest rate swap contracts to protect against changes in the fair value of the underlying fixed-rate debt that result from market interest rate changes and to take advantage of lower interest rates. FCX had no outstanding interest rate swap contracts at December 31, 2011.

Credit Risk. FCX is exposed to credit loss when financial institutions with which FCX has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain requirements and periodically reviews the creditworthiness of these counterparties. FCX does not anticipate that any of the counterparties it deals with will default on their obligations. As of December 31, 2011, FCX did not have any significant credit exposure associated with derivative transactions.

Other Financial Instruments. Other financial instruments include cash and cash equivalents, accounts receivable, trust assets, available-for-sale securities, accounts payable and accrued liabilities, dividends payable, Rio Tinto's share of joint venture cash flows and long-term debt. Refer to Note 16 for the fair values of these financial instruments.

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Accrued Liabilities, Dividends Payable and Rio Tinto's Share of Joint Venture Cash Flows. The financial statement amount is a reasonable estimate of the fair value because of the short maturity of these instruments and generally negligible credit losses.

Trust Assets and Available-for-Sale Securities. The financial statement amount represents the fair value of trust assets and available-for-sale securities (see Note 16 for further discussion of fair values).

Long-Term Debt. The financial statement amount represents cost except for long-term debt acquired in the FMC acquisition, which was recorded at fair value at the acquisition date.

NOTE 16. Fair Value Measurement

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A summary of FCX's financial assets and liabilities measured at fair value on a recurring basis follows:

	Fair Value at December 31, 2011			
	Total	Level 1	Level 2	Level 3
Assets				
Cash equivalents:				
Money market funds	$4,007	$4,007	$ —	$ —
Trust assets:				
Government mortgage-backed securities	47	—	47	—
U.S. core fixed income fund	46	—	46	—
Government bonds and notes	21	—	21	—
Corporate bonds	19	—	19	—
Money market funds	9	9	—	—
Asset-backed securities	9	—	9	—
Municipal bonds	1	—	1	—
Total trust assets	152	9	143	—
Available-for-sale securities:				
Equity securities	9	9	—	—
Money market funds	2	2	—	—
Total available-for-sale securities	11	11	—	—
Derivatives:				
Embedded derivatives in provisional sales/purchases contracts	72	—	72	—
Copper futures and swap contracts	3	3	—	—
Copper forward contracts	2	1	1	—
Total derivative assets	77	4	73	—
Total assets	$4,247	$4,031	$216	$ —
Liabilities				
Derivatives:				
Embedded derivatives in provisional sales/purchases contracts	$ (82)	$ —	$ (82)	$ —
Copper futures and swap contracts	(13)	(11)	(2)	—
Total derivative liabilities	$ (95)	$ (11)	$ (84)	$ —

	Fair Value at December 31, 2010			
	Total	Level 1	Level 2	Level 3
Assets				
Cash equivalents:				
Money market funds	$3,584	$3,584	$ —	$ —
Trust assets:				
U.S. core fixed income fund	42	—	42	—
Government mortgage-backed securities	35	—	35	—
Corporate bonds	23	—	23	—
Asset-backed securities	22	—	22	—
Money market funds	15	15	—	—
Government bonds and notes	10	—	10	—
Municipal bonds	1	—	1	—
Total trust assets	148	15	133	—
Available-for-sale securities:[a]				
Equity securities	9	9	—	—
Money market funds	6	6	—	—
Total available-for-sale securities	15	15	—	—
Derivatives:				
Embedded derivatives in provisional sales/purchases contracts[b]	357	—	357	—
Copper futures and swap contracts	18	18	—	—
Total derivative assets	375	18	357	—
Total assets	$4,122	$3,632	$ 490	$ —
Liabilities				
Derivatives:				
Embedded derivatives in provisional sales/purchases contracts[b]	$ (115)	$ —	$(115)	$ —
Copper forward contracts	(10)	(1)	(9)	—
Total derivative liabilities	$ (125)	$ (1)	$(124)	$ —

a. Excluded were $19 million of time deposits.

b. At the end of 2011, FCX reevaluated its level determination for its embedded derivatives in provisional sales/purchases contracts, including those reported at December 31, 2010. Although the critical input in these measurements are quoted market prices for copper, gold and molybdenum, the contracts themselves are not traded on an exchange and, therefore, are more appropriately classified within Level 2 of the fair value hierarchy.

Valuation Techniques

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Fixed income securities (government and agency securities, U.S. core fixed income fund, corporate bonds and asset-backed securities) are valued using a bid evaluation or a mid evaluation. A bid evaluation is an estimated price at which a dealer would pay for a security. A mid evaluation is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales have critical inputs of quoted monthly LME or COMEX forward prices (copper) and the London Bullion Market Association forward price (gold) at each reporting date based on the month of maturity; however, FCX's contracts themselves are not traded on an exchange, as such, these derivatives are classified within Level 2 of the fair value hierarchy. FCX's embedded derivatives on provisional molybdenum purchases have critical inputs based on the latest average weekly *Metals Week* Molybdenum Dealer Oxide prices; however, FCX's contracts themselves are not traded on an exchange, as such, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME forward prices at each reporting date based on the month of maturity (refer to Note 15 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierachy.

The techniques described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measured at the reporting date. There have been no changes in the techniques used at December 31, 2011.

The carrying value for certain FCX financial instruments (*i.e.*, accounts receivable, accounts payable and accrued liabilities, dividends payable, and Rio Tinto's share of joint venture cash flows) approximate fair value and, therefore, have been excluded from the table below. A summary of the carrying amount and fair value of FCX's other financial instruments as of December 31 follows:

	2011		2010	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents[a]	$ 4,822	$ 4,822	$ 3,738	$ 3,738
MMR cost investment[b]	475	507	500	623
Net embedded derivatives included in accounts receivable or payable[a]	(10)	(10)	242	242
Trust assets (current and long-term)[a,c]	152	152	148	148
Available-for-sale securities (current and long-term)[a,c]	11	11	34	34
Derivative assets[a,d]	5	5	18	18
Derivative liabilities[a,e]	(13)	(13)	(10)	(10)
Debt (including amounts due within one year)[f]	(3,537)	(3,797)	(4,755)	(5,146)

a. Recorded at fair value.
b. Recorded at cost and included in other assets. At December 31, 2011, these securities were not actively trading; as such, fair value was based on a pricing simulation model using MMR's publicly traded common stock as the most significant observable input. At December 31, 2010, fair value was based on a bid evaluation, which is an estimated price at which a dealer would pay for a security.
c. Current portion included in other current assets and long-term portion included in other assets.
d. Included in other current assets.
e. Included in accounts payable and accrued liabilities.
f. Recorded at cost except for long-term debt acquired in the FMC acquisition, which was recorded at fair value at the acquisition date. Fair value of substantially all of FCX's long-term debt is estimated based on quoted market prices.

NOTE 17. Business Segments

FCX has organized its operations into five primary divisions — North America copper mines, South America mining, Indonesia mining, Africa mining and Molybdenum operations. Notwithstanding this structure, FCX internally reports information on a mine-by-mine basis. Therefore, FCX concluded that its operating segments include individual mines. Operating segments that meet certain thresholds are reportable segments. Further discussion of the reportable segments included in FCX's primary operating divisions, as well as FCX's other reportable segments — Rod & Refining and Atlantic Copper Smelting & Refining — follows. Refer to Note 2 for information on FCX's ownership interests and Note 14 for discussion of PT Freeport Indonesia's and TFM's mining contracts.

North America Copper Mines. FCX has seven operating copper mines in North America — Morenci, Sierrita, Bagdad, Safford and Miami in Arizona, and Tyrone and Chino in New Mexico. The North America copper mines include open-pit mining, sulfide ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining operations. The North America copper mines include the Morenci copper mine as a reportable segment.

Morenci. The Morenci open-pit mine, located in southeastern Arizona, produces copper cathodes and copper concentrates. In addition, the Morenci mine produces molybdenum concentrates. The Morenci mine produced 42 percent of FCX's North America copper during 2011.

Other Mines. Other mines include FCX's other operating southwestern U.S. copper mines — Sierrita, Bagdad, Safford, Miami, Tyrone and Chino. In addition to copper, certain of these mines (primarily the Sierrita and Bagdad mines) produce molybdenum concentrates.

South America. South America mining includes four operating copper mines — Cerro Verde in Peru, and Candelaria, Ojos del Salado and El Abra in Chile. These operations include open-pit and underground mining, sulfide ore concentrating, leaching and SX/EW operations. South America mining includes the Cerro Verde copper mine as a reportable segment.

Cerro Verde. The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathodes and copper concentrates. In addition to copper, the Cerro Verde mine produces molybdenum concentrates. The Cerro Verde mine produced 50 percent of FCX's South America copper during 2011.

Other Mines. Other mines include FCX's Chilean copper mines — Candelaria, Ojos del Salado and El Abra. In addition to copper, the Candelaria and Ojos del Salado mines produce gold and silver.

Indonesia. Indonesia mining includes PT Freeport Indonesia's Grasberg minerals district. PT Freeport Indonesia produces copper concentrates, which contain significant quantities of gold and silver.

Africa. Africa mining includes the Tenke Fungurume minerals district. The Tenke Fungurume mine includes open-pit mining, leaching and SX/EW operations. In addition to copper, the Tenke Fungurume mine produces cobalt hydroxide. Copper cathode production commenced in March 2009.

Molybdenum. The Molybdenum segment is an integrated producer of molybdenum, with mining, sulfide ore concentrating, roasting and processing facilities that produce high-purity, molybdenum-based chemicals, molybdenum metal powder and metallurgical products, which are sold to customers around the world, and includes the wholly owned Henderson molybdenum mine in Colorado and related conversion facilities. The Henderson underground mine produces high-purity, chemical-grade molybdenum concentrates, which are typically further processed into value-added molybdenum chemical products. This segment also includes a sales company that purchases and sells molybdenum from the Henderson mine as well as from FCX's North and South America copper mines that also produce molybdenum. This segment also includes FCX's wholly owned Climax molybdenum mine in Colorado, for which construction activities are substantially complete and is planned to commence production during 2012.

In addition, at times this segment roasts and/or processes material on a toll basis. Toll arrangements require the tolling customer to deliver appropriate molybdenum-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery, three rod mills and a specialty copper products facility. These operations process copper produced at FCX's North America copper mines and purchased copper into copper cathode, rod and custom copper shapes. At times these operations refine copper and produce copper rod and shapes for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper, FCX's wholly owned smelting unit in Spain, smelts and refines copper concentrates and markets refined copper and precious metals in slimes. During 2011, Atlantic Copper purchased 17 percent of its concentrate requirements from PT Freeport Indonesia and 30 percent from the South America mines at market prices.

Intersegment sales. Intersegment sales between FCX's operations are based on similar arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

Allocations. FCX allocates certain operating costs, expenses and capital expenditures to the operating divisions and individual segments. However, not all costs and expenses applicable to a mine or operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level, whereas foreign income taxes are recorded and managed at the applicable country. In addition, most exploration and research activities are managed at the corporate level, and those costs along with some selling, general and administrative costs are not allocated to the operating division or segments. Accordingly, the following segment information reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

Product Revenue

FCX revenues attributable to the products it produced for the years ended December 31 follow:

	2011	2010	2009
Refined copper products	$10,297	$ 9,203	$ 6,563
Copper in concentrates[a]	5,938	5,674	4,763
Gold	2,429	2,370	2,591
Molybdenum	1,348	1,143	792
Other	868	592	331
Total	$20,880	$18,982	$15,040

a. Amounts are net of treatment and refining charges totaling $362 million for 2011, $413 million for 2010 and $429 million for 2009.

Geographic Area

Information concerning financial data by geographic area follows:

Years Ended December 31,	2011	2010	2009
Revenues:[a]			
United States	$ 7,176	$ 5,295	$ 4,890
Japan	2,501	3,428	3,093
Indonesia	2,266	2,266	1,937
Spain	1,643	1,483	986
Switzerland	1,219	1,063	379
China	942	795	496
India	878	690	566
Chile	741	759	563
Korea	561	745	475
Other	2,953	2,458	1,655
Total	$20,880	$18,982	$15,040

a. Revenues are attributed to countries based on the location of the customer.

December 31,	2011	2010	2009
Long-lived assets:[a]			
United States	$ 7,899	$ 7,101	$ 6,499
Indonesia	4,469	3,475	3,298
Democratic Republic of Congo	3,497	3,220	3,207
Peru	3,265	3,203	3,240
Chile	2,242	1,892	1,519
Spain	257	266	277
Other	68	48	50
Total	$21,697	$19,205	$18,090

a. Long-lived assets exclude deferred tax assets and intangible assets.

Major Customers

Sales to PT Smelting totaled $2.3 billion in 2011 and 2010 (11 percent and 12 percent, respectively, of FCX's consolidated revenues) and $1.9 billion (13 percent of FCX's consolidated revenues) in 2009. Refer to Note 2 for further discussion of FCX's investment in PT Smelting.

Business Segments

Business segments data for the years ended December 31 are presented in the following tables.

	North America Copper Mines			South America			Indonesia	Africa			Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	
	Morenci	Other Mines	Total	Cerro Verde	Other Mines	Total	Grasberg	Tenke Fungurume	Molybdenum	Rod & Refining			FCX Total
Year Ended December 31, 2011													
Revenues:													
Unaffiliated customers	$ 418	$ 180	$ 598	$2,115	$2,457	$4,572	$4,504[a]	$1,282	$1,424	$5,523	$2,969	$ 8	$20,880
Intersegment	1,697	3,338	5,035	417	269	686	542	7	—	26	15	(6,311)	—
Production and delivery	984	1,645	2,629	827	1,078	1,905	1,902	591	1,036	5,527	2,991	(6,683)	9,898
Depreciation, depletion and amortization	116	163	279	135	123	258	215	140	60	8	40	22	1,022
Selling, general and administrative expenses	2	2	4	4	3	7	124	8	15	—	22	235	415
Exploration and research expenses	7	—	7	—	—	—	—	—	3	—	—	261	271
Environmental and shutdown expenses	4	(15)	(11)	—	—	—	—	—	—	1	—	144	134
Operating income (loss)	1,002	1,723	2,725	1,566	1,522	3,088	2,805	550	310	13	(69)	(282)	9,140
Interest expense, net	2	6	8	1	—	1	8	6	—	—	15	274	312
Provision for income taxes	—	—	—	553	522	1,075	1,256	120	—	—	—	636	3,087
Total assets at December 31, 2011	2,006	5,086	7,092	5,110	3,604	8,714	5,349	3,890	2,434	259	1,109	3,223	32,070
Capital expenditures	95	400	495	198	405	603	648	193	461	10	32	92	2,534
Year Ended December 31, 2010													
Revenues:													
Unaffiliated customers	$ 59	$ 52	$ 111	$1,957	$2,449	$4,406	$5,230[a]	$1,106	$1,205	$4,444	$2,473	$ 7	$18,982
Intersegment	1,465	2,597	4,062	453	132	585	1,147	—	—	26	18	(5,838)	—
Production and delivery	691	1,361	2,052	705	973	1,678	1,904	488	784	4,442	2,470	(5,483)	8,335
Depreciation, depletion and amortization	134	139	273	148	102	250	257	128	51	8	38	31	1,036
Selling, general and administrative expenses	—	—	—	—	—	—	117	—	11	—	20	233	381
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	141	143
Environmental and shutdown expenses	—	—	—	—	—	—	—	—	—	1	—	18	19
Operating income (loss)	699	1,149	1,848	1,557	1,506	3,063	4,099	490	357	19	(37)	(771)	9,068
Interest expense, net	4	10	14	—	—	—	—	5	—	—	10	433	462
Provision for income taxes	—	—	—	516	483	999	1,709	118	—	—	—	157	2,983
Total assets at December 31, 2010	1,940	4,477	6,417	4,272	3,263	7,535	6,048	3,640	1,897	311	1,317	2,221	29,386
Capital expenditures	47	186	233	106	364	470	436	100	89	7	28	49	1,412
Year Ended December 31, 2009													
Revenues:													
Unaffiliated customers	$ 68	$ 94	$ 162	$1,491	$1,950	$3,441	$4,972[a]	$ 389	$ 847	$3,328	$1,892	$ 9	$15,040
Intersegment	1,074	2,028	3,102	286	112	398	936	—	—	28	—	(4,464)	—
Production and delivery	623	1,288	1,911	648	915	1,563	1,505	315[b]	660	3,336	1,895	(4,179)	7,006
Depreciation, depletion and amortization	142	138	280	153	122	275	275	66	49	8	36	25	1,014
Selling, general and administrative expenses	—	—	—	—	—	—	94	—	11	—	17	199	321
Exploration and research expenses	—	—	—	—	—	—	—	—	2	—	—	88	90
Environmental and shutdown expenses[c]	26	27	53	—	—	—	—	—	(1)	(2)	—	56	106
Operating income (loss)	351	669	1,020	976	1,025	2,001	4,034	8	126	14	(56)	(644)	6,503
Interest expense, net	3	12	15	—	2	2	(3)	10	—	—	5	557	586
Provision for (benefit from) income taxes	—	—	—	313	337	650	1,697	(15)	—	—	—	(25)	2,307
Total assets at December 31, 2009	1,934	4,207	6,141	3,937	2,515	6,452	4,974	3,386	1,731	291	991	2,030	25,996
Capital expenditures	46	299	345	103	61	164	266	659	82	9	31	31	1,587

a. Includes PT Freeport Indonesia's sales to PT Smelting totaling $2.3 billion in 2011 and 2010, and $1.9 million in 2009.
b. Includes charges totaling $50 million associated with Tenke Fungurume's project start-up costs.
c. Includes charges totaling $23 million associated with net restructuring charges, primarily at the Morenci mine.

NOTE 18: Supplementary Mineral Reserve Information (Unaudited)

Recoverable proven and probable reserves have been calculated as of December 31, 2011, in accordance with Industry Guide 7 as required by the Securities Exchange Act of 1934. FCX's proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term "reserve," as used in the reserve data presented here, means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term "proven reserves" means reserves for which (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (ii) grade and/or quality are computed from the results of detailed sampling; and (iii) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

FCX's reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable reserves at December 31, 2011, were determined using long-term average prices of $2.00 per pound for copper, $750 per ounce for gold, $10 per pound for molybdenum, $15 per ounce for silver and $10 per pound for cobalt, consistent with year-end 2010. For the three year period ended December 31, 2011, LME spot copper prices averaged $3.25 per pound, London PM gold prices averaged $1,245 per ounce and the weekly average price for molybdenum quoted by *Metals Week* averaged $14.06 per pound. The recoverable proven and probable reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recovery rates and smelter recovery rates, where applicable. Recoverable reserves are that part of a mineral deposit that FCX estimates can be economically and legally extracted or produced at the time of the reserve determination.

	Recoverable Proven and Probable Reserves December 31, 2011		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America	40.6	0.4	2.71
South America	39.1	1.3	0.71
Indonesia	31.6	32.2	—
Africa	8.4	—	—
Consolidated basis[b]	119.7	33.9	3.42
Net equity interest[c]	96.1	30.6	3.09

a. Consolidated recoverable copper reserves include 3.1 billion pounds in leach stockpiles and 1.3 billion pounds in mill stockpiles.

b. Consolidated basis reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg minerals district in Indonesia. Excluded from the table above are FCX's estimated recoverable proven and probable reserves of 0.86 billion pounds of cobalt at Tenke Fungurume and 330.3 million ounces of silver in Indonesia, South America and North America.

c. Net equity interest reserves represent estimated consolidated basis metal quantities further reduced for noncontrolling interest ownership. Excluded from the table above are FCX's estimated recoverable proven and probable reserves of 0.49 billion pounds of cobalt at Tenke Fungurume and 272.1 million ounces of silver in Indonesia, South America and North America.

	100% Basis						
		Average Ore Grade Per Metric Ton			Recoverable Proven and Probable Reserves[a]		
Year-End	Ore (million metric tons)	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
2007	12,224	0.51	0.20	0.01	110.4	54.1	2.04
2008	14,067	0.48	0.17	0.01	118.8	53.4	2.49
2009	13,807	0.49	0.17	0.01	120.9	49.8	2.60
2010	18,516	0.42	0.12	0.01	137.9	47.9	3.41
2011	17,739	0.43	0.12	0.01	136.7	46.1	3.43
By Area at December 31, 2011:							
North America							
Developed and producing:							
Morenci	4,250	0.27	—	—[b]	15.6	—	0.09
Bagdad	1,629	0.30	—[b]	0.02	8.7	0.1	0.40
Safford	206	0.43	—	—	1.6	—	—
Sierrita	2,777	0.23	—[b]	0.03	12.1	0.1	1.24
Tyrone	148	0.29	—	—	0.7	—	—
Chino	421	0.42	0.02	—[b]	3.5	0.2	0.01
Miami	60	0.47	—	—	0.5	—	—
Henderson	121	—	—	0.17	—	—	0.40
Undeveloped:							
Climax	187	—	—	0.16	—	—	0.58
Cobre	73	0.39	—	—	0.3	—	—
South America							
Developed and producing:							
Cerro Verde	3,977	0.39	—	0.01	30.2	—	0.71
El Abra	881	0.42	—	—	4.3	—	—
Candelaria	339	0.58	0.13	—	4.5	1.2	—
Ojos del Salado	6	1.00	0.25	—	0.1	0.1	—
Indonesia							
Developed and producing:							
Grasberg open pit	312	0.85	0.91	—	4.9	7.3	—
Deep Ore Zone	206	0.57	0.69	—	2.2	3.5	—
Big Gossan	56	2.18	0.97	—	2.4	1.2	—
Undeveloped:							
Grasberg block cave	1,019	0.98	0.77	—	18.7	16.3	—
Kucing Liar	420	1.23	1.09	—	9.7	6.8	—
Deep Mill Level Zone	510	0.85	0.72	—	8.3	9.3	—
Africa							
Developed and producing:							
Tenke Fungurume	141	3.00	—	—	8.4	—	—
Total 100% basis	17,739				136.7	46.1	3.43
Consolidated basis[c]					119.7	33.9	3.42
FCX's equity share[d]					96.1	30.6	3.09

a. Includes estimated recoverable metals contained in stockpiles.
b. Amounts not shown because of rounding.
c. Consolidated basis reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America and the Grasberg minerals district in Indonesia.
d. Net equity interest reserves represent estimated consolidated basis metal quantities further reduced for noncontrolling interest ownership.

NOTE 19. Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011					
Revenues	$5,709	$5,814	$5,195	$4,162	$20,880
Operating income	2,936	2,757	2,150	1,297[a]	9,140[a]
Net income	1,861	1,726	1,294[b]	866	5,747[b]
Net income attributable to noncontrolling interests	362	358	241	226	1,187
Net income attributable to FCX common stockholders	1,499[c]	1,368[c]	1,053[b]	640[a]	4,560[a,b,c]
Basic net income per share attributable to FCX common stockholders	1.58	1.44	1.11	0.67	4.81
Diluted net income per share attributable to FCX common stockholders	1.57[c]	1.43[c]	1.10[b]	0.67[a]	4.78[a,b,c]
2010					
Revenues	$4,363	$3,864	$5,152	$5,603	$18,982
Operating income	2,048	1,424	2,499	3,097	9,068
Net income	1,215	832	1,533	1,964	5,544
Net income attributable to noncontrolling interests	270	168	355	415	1,208
Net income attributable to FCX common stockholders	897[d]	649[d]	1,178	1,549[d]	4,273[d]
Basic net income per share attributable to FCX common stockholders	1.04	0.71	1.25	1.64	4.67
Diluted net income per share attributable to FCX common stockholders	1.00[d]	0.70[d]	1.24	1.63[d]	4.57[d]

All references to income or losses per share are on a diluted basis.

a. Includes charges totaling $116 million ($50 million to net income attributable to common stock or $0.05 per share) for the fourth quarter and the year primarily associated with bonuses for new labor agreements and other employee costs at PT Freeport Indonesia, Cerro Verde and El Abra.
b. Includes additional taxes of $57 million ($50 million net of noncontrolling interests or $0.05 per share) in the third quarter and $53 million ($49 million net of noncontrolling interests or $0.05 per share) for the year associated with Peru's new mining tax and royalty regime. Refer to Note 12 for further discussion.
c. Includes losses on early extinguishment of debt totaling $6 million ($0.01 per share) in the first quarter, $54 million ($0.06 per share) in the second quarter and $60 million ($0.06 per share) for the year. Refer to Note 9 for further discussion.
d. Includes losses on early extinguishment of debt totaling $23 million ($0.02 per share) in the first quarter, $42 million ($0.05 per share) in the second quarter, $3 million (less than $0.01 per share) in the fourth quarter and $71 million ($0.07 per share) for the year. Refer to Note 9 for further discussion.

NOTE 20. Subsequent Events

On February 7, 2012, the Board of Directors authorized an increase in the cash dividend on FCX's common stock from an annual rate of $1.00 per share to $1.25 per share ($0.3125 per share quarterly), with the first quarterly dividend expected to be paid on May 1, 2012.

In February 2012, FCX sold $500 million of 1.40% Senior Notes due 2015, $500 million of 2.15% Senior Notes due 2017 and $2.0 billion of 3.55% Senior Notes due 2022 for total net proceeds of $2,971 million. Interest on the 1.40% Senior Notes is payable semiannually on February 13 and August 13 commencing on August 13, 2012. Interest on the 2.15% Senior Notes and the 3.55% Senior Notes is payable semiannually on March 1 and September 1 commencing on September 1, 2012. The unsecured senior notes rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness. FCX intends to use the proceeds from this offering plus cash on hand to redeem the remaining $3.0 billion of its 8.375% Senior Notes due 2017.

On February 13, 2012, FCX announced its intent to redeem the remaining $3.0 billion of the 8.375% Senior Notes due 2017 on March 14, 2012. Holders will receive the principal amount together with the make-whole premium and accrued and unpaid interest to the redemption date. FCX expects to record a loss on early extinguishment of debt of approximately $168 million (approximately $147 million to net income attributable to FCX common stockholders) in the first quarter of 2012 in connection with this redemption.

FCX evaluated events after December 31, 2011, and through the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

PERFORMANCE GRAPH

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the cumulative total return of the S&P 500 Materials Index from 2007 through 2011. Our comparative peer group is the S&P 500 Materials Index, which closely mirrors the benchmarks of other large metals producers. This comparison assumes $100 invested on December 31, 2006, in (a) Freeport-McMoRan Copper & Gold Inc. common stock, (b) the S&P 500 Stock Index and (c) the S&P 500 Materials Index.

Comparison of Cumulative Total Return*

Freeport-McMoRan Copper & Gold Inc., S&P 500 Stock Index and S&P 500 Materials Index


$250
$200
$150
$100
$50
dollars
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

	December 31,					
	2006	2007	2008	2009	2010	2011
—■— Freeport-McMoRan Copper & Gold Inc.	$100.00	$186.84	$45.77	$150.36	$229.47	$144.98
- -▲- - S&P 500 Stock Index	100.00	105.49	66.46	84.05	96.71	98.75
····●··· S&P 500 Materials Index	100.00	122.53	66.59	98.94	120.90	109.11

*Total return assumes reinvestment of dividends.

INVESTOR INQUIRIES

The Investor Relations Department will be pleased to receive any inquiries about the company. A link to our Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC), which includes certifications of our Chief Executive Officer and Chief Financial Officer and the company's Principles of Business Conduct, is available on our website. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at its annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Copper & Gold Inc.
Investor Relations Department
333 North Central Avenue
Phoenix, Arizona 85004
Telephone (602) 366-8400
www.fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to the Freeport-McMoRan Copper & Gold Inc. transfer agent, registrar and dividend disbursement agent:

Computershare
480 Washington Boulevard
Jersey City, New Jersey 07310
Telephone (800) 953-2493
www.bnymellon.com/shareowner/equityaccess

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held on June 14, 2012. Notice of the annual meeting will be sent to stockholders. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K that will be available on our website (www.fcx.com).

FCX COMMON STOCK

Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." The FCX common stock price is reported daily in the financial press under "FMCG" in most listings of NYSE securities. At year-end 2011, the number of holders of record of our common stock was 16,554.

NYSE composite tape common stock price ranges during 2011 and 2010 were:

	2011		2010	
	High	Low	High	Low
First Quarter	$ 61.35	$ 46.20	$ 45.28	$ 33.02
Second Quarter	58.75	46.06	44.15	29.12
Third Quarter	56.78	30.37	43.96	28.36
Fourth Quarter	43.50	28.85	60.39	43.19

COMMON STOCK DIVIDENDS

In April 2010 and again in October 2010, the Board of Directors authorized an increase in the cash dividend on FCX common stock. The Board of Directors also authorized supplemental common stock dividends that were paid in December 2010 and June 2011. Below is a summary of FCX's common stock dividends for 2011 and 2010:

2011

	Amount per Share	Record Date	Payment Date
First Quarter	$ 0.25	Jan. 15, 2011	Feb. 1, 2011
Second Quarter	0.25	Apr. 15, 2011	May 1, 2011
Supplemental Dividend	0.50	May 15, 2011	June 1, 2011
Third Quarter	0.25	July 15, 2011	Aug. 1, 2011
Fourth Quarter	0.25	Oct. 15, 2011	Nov. 1, 2011

2010

	Amount per Share	Record Date	Payment Date
First Quarter	$ 0.075	Jan. 15, 2010	Feb. 1, 2010
Second Quarter	0.075	Apr. 15, 2010	May 1, 2010
Third Quarter	0.150	July 15, 2010	Aug. 1, 2010
Fourth Quarter	0.150	Oct. 15, 2010	Nov. 1, 2010
Supplemental Dividend	0.500	Dec. 20, 2010	Dec. 30, 2010

In February 2012, the Board of Directors authorized an increase in the cash dividend on FCX common stock to an annual rate of $1.25 per share. Dividends are paid quarterly as declared by the Board of Directors with the initial quarterly dividend of $0.3125 per share expected to be paid in May 2012. The declaration of dividends is at the discretion of the Board of Directors and will depend on FCX's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

TAX WITHHOLDING – NONRESIDENT ALIEN STOCKHOLDERS

Nonresident aliens who own stock in a United States corporation are generally subject to a federal withholding tax on 100 percent of the dividends paid on preferred and/or common stock. However, when 80 percent or more of a corporation's income is generated outside the United States, the withholding percentage is not calculated on 100 percent of the dividend, but rather on that portion of the dividend attributable to income generated in the United States. We have determined that, for quarterly dividends paid in 2011 to nonresident alien stockholders, 100 percent of the dividend amount was subject to federal withholding tax.

For quarterly dividends paid in 2012, we estimate that 100 percent of the total dividend amount is subject to federal withholding tax unless exempted by tax treaty. The withholding tax rate may also be reduced by tax treaty.

If you have any questions, please contact the Investor Relations Department.

FCX BENEFICIAL OWNER

The beneficial owner of more than five percent of our outstanding common stock as of December 31, 2011, is BlackRock, Inc. (7.94 percent).


FREEPORT-MCMORAN
COPPER & GOLD

333 NORTH CENTRAL AVENUE PHOENIX, ARIZONA 85004 602.366.8100 WWW.FCX.COM